                                                                    EXHIBIT T-3E

                         UNITED STATES BANKRUPTCY COURT
                           SOUTHERN DISTRICT OF TEXAS
                               (HOUSTON DIVISION)

IN RE:                                    )
                                          )
PARACELSUS HEALTHCARE                     )              CASE NO. 00-38590-H5-11
CORPORATION,                              )
                                          )
         CHAPTER 11 DEBTOR.               )


                           DISCLOSURE STATEMENT UNDER
                SECTION 1125 OF THE BANKRUPTCY CODE WITH RESPECT
                    TO THE PLAN OF REORGANIZATION PROPOSED BY
                        PARACELSUS HEALTHCARE CORPORATION

                                            DATED:         October 6, 2000
                                                           Houston, Texas


                                            Hugh M. Ray
                                            Douglas G. Walter
                                            Andrews & Kurth L.L.P.
                                            600 Travis Street, Suite 4200
                                            Houston, Texas 77002
                                            Telephone:     (713) 220-4200
                                            Facsimile:     (713) 220-4285

                                            COUNSEL FOR
                                            PARACELSUS HEALTHCARE
                                            CORPORATION

                                TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
I.      INTRODUCTION........................................................................1
        A.     Holders of Claims and Equity Interests Entitled to Vote......................3
        B.     Voting Procedures............................................................4
        C.     Confirmation Hearing.........................................................5

II.     OVERVIEW OF THE PLAN................................................................6

III.    GENERAL INFORMATION................................................................11
        A.     Description and History of Business.........................................11
               1.      Background..........................................................11
               2.      Description of Operations of the PHS Group..........................12
        B.     Significant Indebtedness....................................................14
               1.      Senior Subordinated Notes...........................................14
               2.      Other Significant Indebtedness......................................14
                       (a)    Supplemental Executive Retirement Plan.......................14
                       (b)    Asset Sale Indemnity Obligations.............................14
                       (c)    Attorneys' Fees to Former Officers...........................14
                       (d)    Guaranty Obligations.........................................15
                       (e)    Chase Securities, Inc........................................15
        C.     Selected Historical Financial Data..........................................15
        D.     Events Leading to the Commencement of the Chapter 11 Case...................17
               1.      Changes in the Healthcare Industry and their Impact on the Debtor...17
               2.      Merger with Champion Healthcare Corporation, Settlement
                       of Subsequent Litigation and SEC Investigation......................17
               3.      Divestiture of Certain Healthcare Assets and Recapitalization
                       and Sale of Interests in Utah Facilities............................19
               4.      Default under the Senior Subordinated Notes.........................19
               5.      Retention of Andrews & Kurth L.L.P..................................19
               6.      Commencement of Chapter 11 Case of PHC Finance, Inc.................20
               7.      New York Stock Exchange Delisting and Listing on NASD
                       OTC Bulletin Board of Debtor's Common Stock.........................20

IV.     SIGNIFICANT EVENTS DURING THE CHAPTER 11 CASE......................................20
        A.     Employment of Professionals by the Debtor...................................21
               1.      Bankruptcy Counsel..................................................21
               2.      Financial Advisors/Auditors.........................................21
               3.      Retention of Special Finance and Lending Counsel and Special
                       Corporate and Corporate-Level Litigation Counsel for the Debtor. ...21
               4.      Employment of Certain Professionals In the Ordinary Course of
                       Business............................................................21
               5.      Public Relations Consultants........................................22

               6.      Procedures for Interim Compensation of Professionals................22
        B.     Appointment of Official Committee of Unsecured Creditors....................22
               1.      Employment of Counsel for the Committee.............................23
        C.     Establishment of Claims Bar Date and Lien Bar Date..........................23
        D.     Investment Guidelines and Cash Management System............................23
        E.     Assumption of Employment Agreement With Chief Executive Officer.............24
        F.     Disclosure Statement Motion.................................................24
        G.     Extension of Time for Removal of Civil Actions..............................25
        H.     Order Establishing Adequate Assurance of Utilities..........................25
        I.     Motion to Reject Real Estate Lease and Sublease.............................25
        J.     Projected Realizable Value From Recoveries of  Avoidable Transfers..........25

V.      THE PLAN OF REORGANIZATION.........................................................26
        A.     Classification and Treatment of Claims and Equity Interests.................26
               1.      Unclassified Claims.................................................26
                       (a)    Allowed Administrative Expense Claims........................26
                       (b)    Professional Compensation and Reimbursement Claims...........27
                       (c)    Allowed Priority Tax Claims..................................27
               2.      Class 1 - Allowed Other Priority Claims.............................28
               3.      Class 2 - Allowed Secured Tax Claims................................28
               4.      Class 3 - Miscellaneous Secured Claims..............................29
               5.      Class 4 - Senior Subordinated Note Holder Claims and
                       General Unsecured Claims............................................29
               6.      Class 5 - Intercompany Claims.......................................31
               7.      Class 6 - Allowed Equity Interests..................................32
               8.      Class 7 - Allowed Convenience Claims................................33
        B.     Cash Payments Under the Plan................................................34
        C.     Securities to be Issued Under the Plan......................................34
               1.      New Notes...........................................................34
               2.      New Common Stock....................................................34
               3.      Series A Warrants...................................................35
               4.      Series B Warrants...................................................35
               5.      Registration Rights Agreement.......................................36
        D.     Provisions Governing Distributions..........................................36
               1.      Distributions to Holders as of the Record Date......................36
               2.      Date of Distributions...............................................36
               3.      Cancellation of Instruments.........................................37
               4.      Delivery of Distributions...........................................37
               5.      Fractional Shares...................................................38
               6.      Setoffs and Recoupment..............................................38
               7.      Exculpation.........................................................38
               8.      Release of Claims Against Officers and Directors....................39
               9.      Allocation of Plan Distributions Between Principal and Interest.....39
               10.     Termination of BNY's Duties.........................................39
        E.     Resolution of Disputed Claims and Interests.................................40

               1.      Objections to Claims and Interests..................................40
               2.      Disputed Claims Reserve.............................................40
               3.      Cash Held in Reserve................................................41
               4.      Distributions in Respect of Disputed Claims and Disputed
                       Equity Interests....................................................41
               5.      Final Distribution of Amounts Held in Reserve.......................42
        F.     Executory Contracts and Unexpired Leases....................................43
        G.     Conditions to Confirmation and Effective Date...............................43
               1.      Conditions..........................................................43
               2.      Effect of Failure of Conditions.....................................44
               3.      Waiver of Conditions................................................45
        H.     Effect of Confirmation......................................................45
               1.      Vesting of Assets...................................................45
               2.      Binding Effect......................................................45
               3.      Discharge of Debtor.................................................45
               4.      Terms of Injunctions or Stays.......................................46
        I.     Retention of Jurisdiction by the Bankruptcy Court...........................46
        J.     Subordination Rights........................................................47
        K.     Summary of Other Provisions of the Plan.....................................47
               1.      Payment of Statutory Fees...........................................47
               2.      Administrative Expenses Incurred After the Confirmation Date........48
               3.      Section 1125(e) of the Bankruptcy Code..............................48
               4.      Compliance with Tax Requirements....................................48
               5.      Severability of Plan Provisions.....................................48
               6.      Governing Law.......................................................49
               7.      Exemption from Transfer Taxes.......................................49
               8.      Injunction Regarding Worthless Stock Deduction......................49
               9.      Corporate Action....................................................49
               10.     Revocation or Withdrawal of the Plan................................50
               11.     Amendment or Modification of the Plan...............................50
               12.     Termination of Creditors' Committee.................................50
               13.     Compensation and Benefit Programs...................................50

VI.     CONFIRMATION AND CONSUMMATION PROCEDURE............................................51
        A.     Solicitation of Votes.......................................................51
        B.     The Confirmation Hearing....................................................51
        C.     Confirmation................................................................53
               1.      Acceptance..........................................................53
               2.      Unfair Discrimination and Fair and Equitable Tests..................53
                       (a)    Secured Creditors............................................53
                       (b)    Unsecured Creditors..........................................54
                       (c)    Equity Interests.............................................54
               3.      Feasibility.........................................................54
               4.      Business Strategy - Overview........................................55
               5.      Best Interests Test.................................................56

        D.     Consummation................................................................58

VII.    REINCORPORATION AND MANAGEMENT
        OF REORGANIZED DEBTOR..............................................................58
        A.     Reincorporation in Delaware and Change of Name..............................58
        B.     Board of Directors and Management...........................................59
               1.      Composition of the Board of Directors...............................59
               2.      Identity of Officers................................................59
        C.     Compensation of Executive Officers..........................................61
        D.     Assumption of Employment, Incentive Plan and Stay On Bonus Agreements.......63
        E.     Post-Effective Date Security Ownership of Certain Owners....................64

VIII.   APPLICABILITY OF FEDERAL AND OTHER SECURITIES LAWS
        TO THE NEW COMMON STOCK TO BE DISTRIBUTED
        UNDER THE PLAN.....................................................................65
        A.     Section 1145 of the Bankruptcy Code.........................................65
        B.     The New Notes...............................................................66
        C.     Registration Rights.........................................................67

IX.     REORGANIZATION VALUES..............................................................67
        A.     Methodology.................................................................69
        B.     Comparable Public Company Analysis..........................................69
        C.     Discounted Cash Flow ("DCF") Analysis.......................................70

X.      CERTAIN RISK FACTORS TO BE CONSIDERED..............................................71
        A.     Overall Risk to Recovery by Holders of Claims...............................71
               1.      Significant Holders.................................................71
               2.      Lack of Established Market for New Common Stock.....................72
               3.      Dividend Policies...................................................72
               4.      Preferred Stock.....................................................72
               5.      Projected Financial Information.....................................73
               6.      Business Factors and Competitive Conditions.........................73
               7.      Hospital Accreditation and Government Regulation....................75
                       (a)    Medicare.....................................................75
                       (b)    Medicaid.....................................................76
                       (c)    Utilization Review Compliance................................77
                       (d)    Anti-Kickback and Self-Referral Regulations..................77
               8.      Environmental Matters...............................................78
               9.      Seasonality.........................................................78
               10.     Pending and Anticipated Litigation and Investigations...............78
                       (a)    Wrongful Termination.........................................78
                       (b)    U.S. Government Claims.......................................79
                       (c)    Other........................................................79
               11.     Liability Insurance.................................................79

XI.     CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN................................80
        A.     General.....................................................................80
        B.     Federal Income Tax Consequences to the Debtor...............................81
               1.      General Discussion..................................................81
               2.      Cancellation of Indebtedness........................................81
               3.      NOLs and Future Utilization.........................................81
               4.      Alternative Minimum Tax.............................................83
        C.     Consequences to Holders of Claims...........................................83
               1.      Realization and Recognition of Gain or Loss in General..............83
               2.      Holders of Administrative Expense Claims, Allowed
                       Professional Compensation and Reimbursement Claims
                       (Unclassified) and Allowed Other Priority Claims (Class 1)..........84
               3.      Holders of Miscellaneous Secured Claims (Class 3)...................84
               4.      Holders of Senior Subordinated Note Holder Claims and General
                       Unsecured Claims (Class 4)..........................................85
                       (a)    Senior Subordinated Notes Constitute "Securities"............85
                       (b)    Original Issue Discount......................................86
                       (c)    Market Discount..............................................87
                       (d)    Dispositions by Holders......................................88
               5.      Holders of Allowed Equity Interests (Class 6).......................88
               6.      Withholding.........................................................89
        D.     Federal Income Tax Consequences of Ownership of New Common
               Stock Issued Pursuant to the Plan...........................................89
               1.      Sales and Exchanges.................................................89
               2.      Recapture...........................................................89

XII.    ALTERNATIVES TO CONFIRMATION AND
        CONSUMMATION OF THE PLAN...........................................................90
        A.     Liquidation Under Chapter 7.................................................90
        B.     Alternative Plan of Reorganization..........................................90

XIII.   CONCLUSION AND RECOMMENDATION......................................................91

EXHIBITS
"A"     Debtor's Plan of Reorganization Under Chapter 11 of the Bankruptcy Code
"B"     Disclosure Statement Order
"C"     Organizational Chart
"D"     Chart of Miscellaneous Secured Claims
"E"     Schedule of Executory Contracts and Unexpired Leases to be Assumed
"F"     Schedule of Executory Contracts and Unexpired Leases to be Rejected
"G"     Financial Information and Projections
"H"     Liquidation Analysis

                     DISCLOSURE STATEMENT UNDER SECTION 1125
                     OF THE BANKRUPTCY CODE WITH RESPECT TO
                     THE PLAN OF REORGANIZATION PROPOSED BY
                        PARACELSUS HEALTHCARE CORPORATION

                                       I.
                                  INTRODUCTION

         On September 15, 2000 (the "Commencement Date"), Paracelsus Healthcare Corporation ("Paracelsus" or "Debtor") commenced a Chapter 11 case by filing its voluntary petition under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. Section 101, et seq. (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of Texas (Houston Division) (the "Bankruptcy Court") under Case No. 00-38590-H2-11. The case was thereafter transferred to the Docket of the Honorable Karen K. Brown, United States Bankruptcy Judge, as Case No. 00-38590-H5-11, where it is presently pending (the "Chapter 11 Case"). Since the Commencement Date, the Debtor has continued to operate its business as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. On or about September 19, 2000, the Office of the United States Trustee (the "U.S. Trustee") appointed an Official Committee of Unsecured Creditors (the "Creditors' Committee") in the Chapter 11 Case.

         On the Commencement Date, the Debtor Filed its Plan of Reorganization (the "Plan") and this Disclosure Statement (the "Disclosure Statement"). The Debtor submits this Disclosure Statement under Section 1125 of the Bankruptcy Code with respect to the Plan in connection with the solicitation of votes to accept or reject the Plan.

         Attached as Exhibits to this Disclosure Statement are copies of the following:

         o        The Plan (Exhibit "A"),

         o        Disclosure Statement Order (Exhibit "B"),

         o        Organizational Chart (Exhibit "C"),

         o        Chart of Miscellaneous Secured Claims (Exhibit "D"),

         o Schedules of Executory Contracts to be Assumed and Rejected (Exhibits "E" and "F"),

         o        Financial Information and Projections (Exhibit "G"), and

         o        Liquidation Analysis (Exhibit "H").

         The Plan Supplement, which will be Filed with the Bankruptcy Court prior to the hearing to consider confirmation of the Plan, will also have attached the following documents:

         o        Plan of Merger,

         o        Certificate of Incorporation,

         o        Bylaws,

         o        New Indenture and New Notes,

         o        Investment guidelines for Cash held in Reserve under the Plan,

         o        Series A Warrant Agreement,

         o        Form of Certificate for New Common Stock,

         o        Series B Warrant Agreement,

         o        Registration Rights Agreement, and

         o        List of Directors of the Reorganized Debtor pursuant to
                  Section 7.4(a) of the Plan.

         In addition, a Ballot for the acceptance or rejection of the Plan is enclosed with the Disclosure Statement submitted to the holders of Claims and Equity Interests that the Debtor believes may be entitled to vote to accept or reject the Plan.

         Capitalized terms used herein, if not defined herein, have the defined meanings set forth in the Plan.

         On November 2, 2000, after notice and a hearing, the Bankruptcy Court approved this Disclosure Statement as containing adequate information of a kind and in sufficient detail to enable hypothetical, reasonable investors typical of the Debtor's creditors and equity interest holders to make an informed judgment whether to accept or reject the Plan.

         APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR MERITS OF THE PLAN.

         The Disclosure Statement Order, a copy of which is annexed hereto as Exhibit "B", sets forth in detail the deadlines, procedures and instructions for voting to accept or reject the Plan and for filing objections to confirmation of the Plan, the Record Date for voting purposes, and the applicable standards for tabulating Ballots. In addition, detailed voting instructions accompany each Ballot.

Each holder of a Claim or an Equity Interest entitled to vote on the Plan should read the Disclosure Statement, the Plan, the Disclosure Statement Order and the instructions accompanying the Ballots in their entirety before voting on the Plan. These documents contain, among other things, important information concerning the classification of Claims and Equity Interests for voting purposes and the tabulation of votes. No solicitation of votes to accept the Plan may be made except pursuant to Section 1125 of the Bankruptcy Code.

A. HOLDERS OF CLAIMS AND EQUITY INTERESTS ENTITLED TO VOTE.

        Pursuant to the provisions of the Bankruptcy Code, only holders of allowed claims or equity interests in classes of claims or equity interests that are impaired under the terms and provisions of a Chapter 11 plan and that will receive distributions under a Chapter 11 plan are entitled to vote to accept or reject the plan. Classes of claims or equity interests in which the holders of claims or interests will not receive or retain any property under a Chapter 11 plan are deemed to have rejected the plan and are not entitled to vote to accept or reject the plan. Classes of claims or equity interests in which the holders of claims or interests are unimpaired under a Chapter 11 plan are deemed to have accepted the plan and are not entitled to vote to accept or reject the plan.

        Classes 1 (Other Priority Claims), 2 (Secured Tax Claims), 3 (Miscellaneous Secured Claims) and 5 (Intercompany Claims) of the Plan are unimpaired under the Plan and the holders of Claims in those Classes are conclusively presumed to have accepted the Plan. Classes 4 (Senior Subordinated Note Holder and General Unsecured Claims), 6 (Equity Interests) and 7 (Convenience Claims) are impaired and, to the extent such Claims or Equity Interests are Allowed, the holders of such Claims and Equity Interests will receive distributions under the Plan. Holders of Claims and Equity Interests in the latter Classes are entitled to vote to accept or reject the Plan. Accordingly, the Debtor is soliciting acceptances only from holders of Allowed Claims in Classes 4 and 7, and holders of Allowed Equity Interests in Class 6.

        The Bankruptcy Code defines "acceptance" of a plan by a class of claims as acceptance by creditors in that class that hold at least two-thirds in dollar amount and more than one-half in number of the claims that cast ballots for acceptance or rejection of a plan. For a complete description of the requirements for confirmation of the Plan, see Section VI, "Confirmation and Consummation Procedure."

        If a Class of Claims or Equity Interests rejects the Plan or is deemed to reject the Plan, the Debtor has the right to request confirmation of the Plan pursuant to Section 1129(b) of the Bankruptcy Code. Section 1129(b) permits the confirmation of a plan notwithstanding the nonacceptance of such plan by one or more impaired classes of claims or equity interests. Under Section 1129(b), a plan may be confirmed by a bankruptcy court if such plan does not "discriminate unfairly" and is "fair and equitable" with respect to each nonaccepting class. For a more detailed description of the requirements for confirmation of a nonconsensual plan, see Section VI.C.2., "Confirmation and Consummation Procedure - Unfair Discrimination and Fair and Equitable Tests."

        If one or more of the Classes entitled to vote on the Plan votes to reject the Plan, the Debtor reserves the right to request confirmation of the Plan over the rejection of the Plan by such Class or Classes. The determination as to whether to seek confirmation of the Plan under such circumstances will be announced before or at the Confirmation Hearing.

B. VOTING PROCEDURES.

        If you are entitled to vote to accept or reject the Plan, a Ballot is enclosed for the purpose of voting on the Plan. If you hold Claims or Equity Interests in more than one Class and you are entitled to vote such Claims and/or Equity Interests in more than one Class, you will receive separate Ballots which must be used for each separate Class of Claims or Equity Interests. Please vote and return your Ballot(s) to:

                              Andrews & Kurth L.L.P.
                              600 Travis, Suite 4200
                              Houston, Texas  77002-3090
                              Attention:  Douglas G. Walter, Esq.
                              Telephone:  (713) 220-4200

        DO NOT RETURN YOUR NOTES OR SECURITIES WITH YOUR BALLOT.

        TO BE COUNTED, YOUR BALLOT INDICATING ACCEPTANCE OR REJECTION OF THE PLAN MUST BE RECEIVED NO LATER THAN 4:00 P.M., CENTRAL TIME, ON DECEMBER 5, 2000. ANY EXECUTED BALLOT RECEIVED THAT DOES NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN SHALL BE DEEMED TO CONSTITUTE AN ACCEPTANCE OF THE PLAN.

        Any Claim or Equity Interest in an impaired Class that is not an Allowed Claim or Allowed Equity Interest (i.e., as to which an objection or request for estimation is pending or which is scheduled by the Debtor as unliquidated, disputed or contingent) is not entitled to vote unless the holder of such Claim or Equity Interest has obtained an order of the Bankruptcy Court temporarily allowing such Claim or Equity Interest for the purpose of voting on the Plan.

        Pursuant to the Debtor's Motion for an Order (1) Setting the Date, Time and Place for Hearing to Consider Approval of Disclosure Statement, Solicitation and Voting Procedures and Ballots; (2) Approving Form and Manner of Notice Thereof; and (3) Setting Record Date for Purposes of Plan Proceedings ("Disclosure Statement Motion"), the Bankruptcy Court set October 31, 2000 as the Record Date for voting on the Plan. Accordingly, only holders of record as of October 31, 2000 that are otherwise entitled to vote under the Plan will receive a Ballot and may vote on the Plan.

        If you are a holder of a Claim or Equity Interest entitled to vote on the Plan and did not receive a Ballot, received a damaged Ballot or lost your Ballot, or if you have any questions concerning the Disclosure Statement, the Plan or the procedures for voting on the Plan, please call Douglas G. Walter of Andrews & Kurth L.L.P., counsel to the Debtor, at (713) 220-4200.

C. CONFIRMATION HEARING.

        Pursuant to Section 1128 of the Bankruptcy Code, the Confirmation Hearing will be held on December 8, 2000 at 9:30 a.m. Central Time, before the Honorable Karen K. Brown, United States Bankruptcy Judge, at the United States Bankruptcy Court, Courtroom 10A, 515 Rusk, Houston, Texas. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be served and Filed so that they are received on or before December 4, 2000 at 4:00 p.m. Central Time, in the manner described below in Section VI.B, "Confirmation and Consummation Procedure - The Confirmation Hearing." The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing.

        THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS ANOTHER TIME IS SPECIFIED HEREIN, AND THE DELIVERY OF THIS DISCLOSURE STATEMENT SHALL NOT CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION STATED SINCE THE DATE HEREOF. HOLDERS OF CLAIMS AND EQUITY INTERESTS SHOULD CAREFULLY READ THIS DISCLOSURE STATEMENT IN ITS ENTIRETY, INCLUDING THE PLAN, AND CONSULT THE PLAN SUPPLEMENT, PRIOR TO VOTING ON THE PLAN.

        FOR THE CONVENIENCE OF HOLDERS OF CLAIMS AND EQUITY INTERESTS, THIS DISCLOSURE STATEMENT SUMMARIZES THE TERMS OF THE PLAN, BUT THE PLAN ITSELF QUALIFIES ALL SUMMARIES. IF ANY INCONSISTENCY EXISTS BETWEEN THE PLAN, THE DISCLOSURE STATEMENT AND ANY DOCUMENTS IN THE PLAN SUPPLEMENT, THE TERMS OF THE PLAN ARE CONTROLLING. THE DISCLOSURE STATEMENT MAY NOT BE RELIED ON FOR ANY PURPOSE OTHER THAN TO DETERMINE WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, AND NOTHING STATED SHALL CONSTITUTE AN ADMISSION OF ANY FACT OR LIABILITY BY ANY PARTY, OR BE ADMISSIBLE IN ANY PROCEEDING INVOLVING THE DEBTOR OR ANY OTHER PARTY, OR BE DEEMED CONCLUSIVE EVIDENCE OF THE TAX OR OTHER LEGAL EFFECTS OF THE PLAN ON THE DEBTOR OR HOLDERS OF CLAIMS OR EQUITY INTERESTS. CERTAIN OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, BY NATURE, ARE FORWARD-LOOKING AND CONTAIN ESTIMATES AND ASSUMPTIONS. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES AND THE DEBTOR GENERALLY IS NOT REQUIRED TO, AND DOES NOT UNDERTAKE TO, UPDATE OR REVISE SUCH STATEMENTS. ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS SHOULD CAREFULLY READ AND CONSIDER FULLY SECTION X OF THIS DISCLOSURE STATEMENT, "CERTAIN RISK FACTORS TO BE CONSIDERED," BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.

        SUMMARIES OF CERTAIN PROVISIONS OF AGREEMENTS REFERRED TO IN THIS DISCLOSURE STATEMENT DO NOT PURPORT TO BE COMPLETE AND ARE SUBJECT TO, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, THE FULL TEXT OF THE APPLICABLE AGREEMENT, INCLUDING THE DEFINITIONS OF TERMS CONTAINED IN SUCH AGREEMENT.

        THE DEBTOR BELIEVES THAT THE PLAN WILL ENABLE IT TO SUCCESSFULLY REORGANIZE AND ACCOMPLISH THE OBJECTIVES OF CHAPTER 11 AND THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTOR AND ITS CREDITORS AND EQUITY INTEREST HOLDERS. THE DEBTOR URGES THAT CREDITORS AND EQUITY INTEREST HOLDERS VOTE TO ACCEPT THE PLAN.

        After carefully reviewing this Disclosure Statement, including the Exhibits, each holder of an Allowed Claim in Class 4 and each holder of an Allowed Equity Interest in Class 6 should vote on the Plan.

        CERTAIN HOLDERS OF THE DEBTOR'S 10% SENIOR SUBORDINATED NOTES HOLDING APPROXIMATELY 61% IN AGGREGATE OF THE OUTSTANDING PRINCIPAL AMOUNT OF SUCH NOTES HAVE PARTICIPATED IN THE NEGOTIATION OF THE PLAN AND HAVE INDICATED THAT THEY WILL CAST BALLOTS ACCEPTING THE PLAN. THE HOLDERS PARTICIPATING IN THE NEGOTIATIONS WERE: AMERICAN EXPRESS FINANCIAL ADVISORS, CAPITAL RESEARCH COMPANY, AND W.L. ROSS & CO.

                                       II.
                              OVERVIEW OF THE PLAN

        The following table briefly summarizes the classification and treatment of Claims and Equity Interests under the Plan. The recoveries set forth below are merely estimated recoveries based upon various assumptions. The estimated recoveries assumes the issuance of approximately 6,106,665 shares of New Common Stock on the Effective Date, having an approximate aggregate value in the range of $83.7 million to $104.4 million, without taking into account the Series A Warrants and Series B Warrants that will be issued under the Plan. For a discussion of the valuation of the New Common Stock and the Series A and Series B Warrants, see Section IX, "Reorganization Values." There is no assurance that the New Common Stock and the Warrants issued under the Plan will actually trade at the projected reorganization value or that any trading market in the New Common Stock and the Warrants will develop or be sustained. For a description of the risks associated with the recoveries provided under the Plan, see Section X, "Certain Risk Factors To Be Considered."

                     SUMMARY OF CLASSIFICATION AND TREATMENT
                OF CLAIMS AND EQUITY INTERESTS UNDER THE PLAN(1)

--------------------------------------------------------------------------------
          CLASSES OF CLAIMS
        AND EQUITY INTERESTS                        TREATMENT OF CLASSES
--------------------------------------------------------------------------------
Unclassified. Allowed                       Payment of ordinary course expenses
Administrative Expense Claims               incurred by the Debtor-in-Possession
                                            shall be made in the ordinary course
Total estimated amount of Allowed           of business. Other Administrative
Administrative Expense Claims:              Expense Claims shall be paid in
$869,156.00 (comprising the Debtor's        full, in Cash on the later of the
anticipated aggregate operating             Effective Date and the date upon
expenses through December, 2000             which an Administrative Expense
($679,800.00), plus the anticipated         Claim is Allowed, or within ten (10)
costs of assumption of executory            days thereafter.
contracts and leases ($189,356.00)).
                                            Estimated percentage recovery: 100%
--------------------------------------------------------------------------------
Unclassified. Allowed Professional          Payment in full, in Cash (or by
Compensation and Reimbursement              setoff against any retainer on hand,
Claims                                      if any) on the later of the
                                            Effective Date and the date upon
Total estimated amount of Allowed           which a Professional Compensation
Professional Compensation and               and Reimbursement Claim is Allowed,
Reimbursement Claims: $1,025,000.00.        or within ten (10) days thereof.

                                            Estimated percentage recovery: 100%
--------------------------------------------------------------------------------
Unclassified. Allowed Priority Tax          Payment in full: Each holder of an
Claims                                      Allowed Priority Tax Claim shall
                                            receive deferred Cash payments, over
Total estimated amount of Allowed           a period not exceeding six years
Priority Tax Claims: $ -0-                  after the date of assessment of such
                                            Claim of a value as of the Effective
                                            Date of the Plan, equal to the
                                            amount of such Allowed Priority Tax
                                            Claim.

                                            Estimated percentage recovery: 100%
--------------------------------------------------------------------------------
Class 1. Allowed Other Priority             Unimpaired. Payment in full, in Cash
Claims                                      on the later of the Effective Date
                                            and the date upon which an Other
Total estimated amount of Allowed           Priority Claim is Allowed by Final
Other Priority Claims: $4,300.00            Order, or within ten (10) days
                                            thereafter.

                                            Estimated percentage recovery: 100%
--------------------------------------------------------------------------------



----------

         (1) This table is only a summary of the classification and treatment of Claims and Equity Interests under the Plan. Reference should be made to the entire Disclosure Statement and the Plan for a complete description of the classification and treatment of Claims and Equity Interests.

--------------------------------------------------------------------------------
          CLASSES OF CLAIMS
        AND EQUITY INTERESTS                        TREATMENT OF CLASSES
--------------------------------------------------------------------------------
Class 2. Allowed Secured Tax Claims         Unimpaired. Payment in full, in
                                            Cash, together with interest on such
Total estimated amount of Allowed           Allowed Secured Tax Claim required
Secured Tax Claims: $ -0-                   to be paid pursuant to Section
                                            506(b) of the Bankruptcy Code, on
                                            the later of the Effective Date and
                                            the date upon which a Secured Tax
                                            Claim is Allowed, or within ten (10)
                                            days thereafter.

                                            Each holder of an Allowed Secured
                                            Tax Claim shall retain the Lien (or
                                            replacement Lien as may be
                                            contemplated under nonbankruptcy
                                            law) until full and final payment of
                                            such Allowed Secured Tax Claim is
                                            made as provided in the Plan, at
                                            which time such Lien shall be deemed
                                            null and void, and shall be
                                            unenforceable for all purposes.

                                            Estimated percentage recovery: 100%
--------------------------------------------------------------------------------
Class 3. Allowed Miscellaneous              Unimpaired. Allowed Claims paid in
Secured Claims                              full, in Cash on the later of the
                                            Effective Date and the date such
Total estimated amount of Allowed           Miscellaneous Secured Claim becomes
Miscellaneous Secured Claims:               an Allowed Claim, or within ten (10)
$850,000.00                                 days thereof.

                                            Estimated percentage recovery: 100%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          CLASSES OF CLAIMS
        AND EQUITY INTERESTS                        TREATMENT OF CLASSES
--------------------------------------------------------------------------------
Class 4. Senior Subordinated Note           Impaired. Each holder of a Senior
Holder Claims and General Unsecured         Subordinated Note Holder Claim that
Claims                                      is Allowed pursuant to Section
                                            4.4(c) of the Plan and each holder
As of the Effective Date, Senior            of an Allowed General Unsecured
Subordinated Note Holder Claims will        Claim as of the Record Date will
be deemed Allowed in the aggregate          receive its Pro-Rata Share of (i)
amount of $358,475,000, comprising          the New Notes (after deduction of
$325,000,000 in principal amount,           the amount of New Notes held in
plus accrued and unpaid interest as         Reserve for Disputed General
of August 15, 2000.                         Unsecured Claims, if any, from the
                                            aggregate principal amount of the
It is a condition to the                    New Notes), (ii) the Class 4 Cash
effectiveness of the Plan that the          Payment, and (iii) 95.00% of the New
aggregate of (i) the amount of all          Common Stock, less the number of
Allowed General Unsecured Claims            shares of New Common Stock held in
(including Estimated Claims) and            Reserve for Disputed General
(ii) the total Disputed Claim Amount        Unsecured Claims, if any, and
of any Disputed General Unsecured           subject to dilution through the
Claims shall not exceed $15,000,000.        exercise of the Series A Warrants
Based on the Debtor's analysis of           and the Series B Warrants, on the
its Schedules and the proofs of             later of the Initial Distribution
Claim Filed in the Chapter 11 Case          Date and the date such Claim becomes
as of October 31, 2000, the Debtor          an Allowed Claim, or within ten (10)
estimates that the aggregate amount         days thereof.
of Allowed General Unsecured Claims
will not exceed this amount. As of          In accordance with and pursuant to
October 31, 2000, proofs of Claim           the terms of Sections 4.4(b) and
Filed against the Debtor aggregate          5.3(h)(i) and (j) of the Plan,
in excess of $32,000,000.00.                New Notes shall be distributed to
                                            each holder of an Allowed Class 4
                                            Claim in an aggregate principal
                                            amount that is equal to the nearest
                                            integral multiple of $1,000 that is
                                            less than or equal to such holder's
                                            Pro Rata Share of New Notes,
                                            together with a Cash payment equal
                                            to the amount by which such holder's
                                            Pro Rata Share exceeds such nearest
                                            integral multiple. Under the Plan,
                                            the Reorganized Debtor will be
                                            deemed, by virtue of such Cash
                                            payment, to have purchased from such
                                            holder any fractional portions of
                                            New Notes to which such holder would
                                            otherwise be entitled, with the
                                            aggregate of all such fractional
                                            portions constituting property of
                                            the Reorganized Debtor, subject to
                                            no further restrictions or Claims
                                            under the Plan.

                                            Estimated percentage recovery:
                                            Between 57.22% and 62.76%.
--------------------------------------------------------------------------------
Class 5. Allowed Intercompany               Unimpaired. Each holder of an
Claims.                                     Allowed Intercompany Claim shall
                                            retain unaltered the legal,
Total estimated amount of Allowed           equitable, and contractual rights to
Intercompany Claims: $104.6 million.        which such holder is entitled
                                            pursuant to such Allowed
                                            Intercompany Claim, or shall
                                            otherwise receive such treatment
                                            under the Plan as to be deemed
                                            unimpaired pursuant to and in
                                            accordance with Section 1124(2) of
                                            the Bankruptcy Code.

                                            Estimated percentage recovery: 100%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          CLASSES OF CLAIMS
        AND EQUITY INTERESTS                        TREATMENT OF CLASSES
--------------------------------------------------------------------------------
Class 6. Allowed Equity Interests           Impaired. Each holder of an Allowed
                                            Equity Interest as of the Record
                                            Date shall receive a Pro Rata Share
                                            of (i) 305,333 shares [5%] of New
                                            Common Stock, (ii) Series A
                                            Warrants, to purchase up to 666,232
                                            shares [an additional 9.64%] of New
                                            Common Stock, and (iii) Series B
                                            Warrants to purchase up to 138,222
                                            shares [an additional 2%] of New
                                            Common Stock (in each case less the
                                            number of shares of New Common
                                            Stock, Series A Warrants and/or
                                            Series B Warrants held in Reserve in
                                            respect of Disputed Equity
                                            Interests) on the later of the
                                            Initial Distribution Date and the
                                            date such Equity Interest becomes an
                                            Allowed Equity Interest, or within
                                            ten (10) days thereof.

                                            Class 6 Equity Interests will
                                            include 1,922,931 shares of common
                                            stock of the Debtor that shall be
                                            deemed to have been issued to Park
                                            on account of the conversion of the
                                            Park Subordinated Note as of the
                                            Commencement Date in accordance with
                                            Section IIB of the PHC/Park/Champion
                                            Settlement Agreement. Upon such
                                            conversion, the Park Subordinated
                                            Note shall be cancelled and the
                                            Debtor shall have no further
                                            obligation or liability arising out
                                            of or in connection with the Park
                                            Subordinated Note.

                                            So long as Park Hospital, GmbH
                                            ("Park") continuously owns five
                                            percent (5%) or more of the issued
                                            and outstanding New Common Stock
                                            (including, for this purpose, shares
                                            of New Common Stock issuable upon
                                            exercise of Warrants distributed to
                                            Park pursuant to the Plan), Park
                                            will have the right to designate one
                                            (1) member of the Reorganized
                                            Debtor's Board of directors.

                                            Estimated Recovery: Paracelsus
                                            estimates that holders of Paracelsus
                                            Equity Interests will receive one
                                            (1) share of New Common Stock for
                                            every 200 shares of the Debtor's
                                            Common Stock.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          CLASSES OF CLAIMS
        AND EQUITY INTERESTS                        TREATMENT OF CLASSES
--------------------------------------------------------------------------------
Class 7. Allowed Convenience Claims.        Impaired. Except to the extent that
                                            an Allowed Convenience Claim has
Total estimated amount of Allowed           been paid by the Debtor prior to the
Convenience Claims: $40,000.00,             Effective Date or agrees to a
based on the Debtor's analysis of           different treatment, each holder of
its Schedules and proofs of Claim           an Allowed Convenience Claim as of
Filed in the Chapter 11 Case as of          the Record Date shall receive Cash
October 28, 2000. The Debtor notes          in an amount equal to 80% of such
that additional proofs of Claim may         Allowed Convenience Claim on the
be Filed prior to the October 31,           later of the Effective Date and the
2000 Bar Date set by the Bankruptcy         date such Allowed Convenience Claim
Court for filing proofs of Claim and        becomes an Allowed Convenience
Equity Interests in the Chapter 11          Claim, or within ten (10) days
Case.                                       thereof.

--------------------------------------------------------------------------------





                                      III.
                              GENERAL INFORMATION

A. DESCRIPTION AND HISTORY OF BUSINESS.

        1. BACKGROUND.

        The Debtor was incorporated in November 1980 for the principal purpose of owning and operating acute care and related healthcare businesses in selected markets. The Debtor has grown to become one of the larger proprietary acute care hospital companies in the United States and has operations in seven states, encompassing, inter alia, Texas, California, North Dakota and the Southeast. The Common Stock of the Debtor is publicly traded and is currently listed on the NASD OTC Bulletin Board under the symbol "PLHC."

        Paracelsus does not itself provide healthcare services or conduct healthcare operations directly. Rather, Paracelsus owns, directly or indirectly, numerous corporations and other entities that provide an array of healthcare and related services. To distinguish these from Paracelsus, these affiliates will hereafter be referred to as the "Paracelsus Healthcare Services Group," or "PHS Group."

        During the past two years, the composition of the PHS Group has changed as Paracelsus, directly or through members of the PHS Group, purchased and sold interests in various entities pursuant to a strategy of focusing the operations of the PHS Group to maximize its value. The current corporate structure of Paracelsus and the PHS Group is depicted on a chart attached hereto as Exhibit "C."

        2. DESCRIPTION OF OPERATIONS OF THE PHS GROUP.

        The operations of the PHS Group, the direct or indirect ownership of which comprises substantially all of the assets of the Debtor, break down into the following principal areas:

        o Acute Care Facilities. The Debtor and PHS Group directly or indirectly own or lease ten (10) acute care hospitals with a total of 1,287 licensed beds in seven states. These hospitals are identified as follows:


                                                                       DATE OF        LICENSED
          LICENSED FACILITY                           LOCATION       ACQUISITION        BEDS
          -----------------                           --------       -----------      --------
CALIFORNIA
Lancaster Community Hospital                         Lancaster         2/01/81           117

FLORIDA
Santa Rosa Medical Center(1)                         Milton            5/17/96           129

GEORGIA
Flint River Community Hospital(1)                    Montezuma         1/01/86            49

NORTH DAKOTA
Dakota Heartland Health System                       Fargo             8/16/96           218

TENNESSEE
Cumberland River Hospital(2)                         Celina           10/01/85            36
Fentress County General Hospital                     Jamestown        10/01/85            85

TEXAS
BayCoast Medical Center                              Baytown           8/16/96           191
The Medical Center of Mesquite                       Mesquite         10/01/90           176
Westwood Medical Center                              Midland           8/16/96           107

VIRGINIA
Capitol Medical Center(3)                            Richmond          8/16/96           179
                                                                                       -----
     Total Licensed Beds                                                               1,287
                                                                                       =====

----------

(1)  Hospital Facility is leased.

(2) The Debtor owns, directly, the Cumberland River Hospital real property. The facility is operated by Paracelsus Clay County Hospital, Inc., a subsidiary of the Debtor.

(3) The Debtor indirectly owns an 88.7% general partnership interest in a limited partnership that owns the hospital.

        All of these acute care hospitals are traditional, full-service hospital facilities. Each provides a broad array of general medical and surgical services on an inpatient, outpatient and emergency basis, including some or all of the following: intensive and cardiac care, diagnostic services, radiology services and obstetrics on an inpatient basis and ambulatory surgery, laboratory and radiology services on an outpatient basis.

        o Home Health Services. Home health services are provided through six (6) home health care agencies with sixteen (16) affiliated clinics, located in four (4) states, which are owned or leased by entities within the PHS Group. In keeping with industry trends, the services provided include home nursing, infusion therapy, physical therapy, respiratory services and other rehabilitative services.

        o Physician Practices. The PHS Group directly or indirectly owns a number of physician practices in both rural and urban settings. Most are primary care physician offices where the physicians are employed by or are under contract with one of the PHS Group's hospitals or a related entity. The physician practices serve to complement the PHS Group's acute care hospitals in their respective markets by allowing a wider range of services to be provided in optimal settings while also providing the opportunity to attract patients to the hospitals.

        o Physician Arrangements. The PHS Group either owns, directly or indirectly, a majority interest in, or operates, three physician joint ventures. In most instances, a physician or group of physicians holds the minority interests in the joint ventures, either directly or indirectly. In addition, several of the PHS Group's hospitals have assisted in the formation of and participation in physician hospital organizations or management services organizations.

        o The PHS Group directly or indirectly owns fifteen (15) medical office buildings ("MOBs") located adjacent to certain of its hospitals. It also manages and leases or subleases these and additional MOBs to various doctors and specialty practices in areas without a full service acute care hospital.

B. SIGNIFICANT INDEBTEDNESS.

        1. SENIOR SUBORDINATED NOTES.

        On August 16, 1996 Paracelsus consummated a public issuance of $325.0 million principal amount of its Senior Subordinated Notes. Interest at a rate of 10% per annum, commencing August 16, 1996, is payable on the Senior Subordinated Notes semiannually on February 15 and August 15 each year until the principal thereof is paid or made available for payment, and interest at a rate of 12% per annum is payable on any overdue principal and premium on any overdue installment of interest until paid, or earlier upon the occurrence of an event of default (as defined in the Senior Subordinated Note Indenture). The Senior Subordinated Notes are due on August 15, 2006 and are subordinated to all Senior Indebtedness of the Debtor, as defined in the Senior Subordinated Note Indenture.

        2. OTHER SIGNIFICANT INDEBTEDNESS.

               (a) Supplemental Executive Retirement Plan.

        The Debtor has in place a Supplemental Executive Retirement Plan ("SERP") that covers approximately ten (10) former employees of the Debtor. The Debtor's current outstanding obligations under the SERP to these former employees amount to approximately $3.2 million.

               (b) Asset Sale Indemnity Obligations.

        Over the last several years the Debtor has sold or otherwise disposed of a significant portfolio of operating hospital assets. The Debtor remains obligated under various indemnification agreements related to those asset sales. The beneficiaries of the Debtor's indemnity obligations are: Sunland Associates; Alta Healthcare Systems, LLC; Enloe Hospital; Youth and Family Centered Services, Inc. ("YFCS"); Associates Capital Group, LLC; Pioneer Valley Hospital, Inc.; Medical Center of Santa Rosa, Inc.; and IASIS Healthcare Corporation. The Debtor is unable to estimate its potential liabilities under the indemnification obligations at the present time.

        On July 10, 2000 the Debtor received written notification from counsel to YFCS of an indemnification claim for potential environmental cleanup and related costs arising under the Asset Purchase Agreement, dated March 7, 1997 in connection with the sale of the PHS Group's and the Debtor's interests in the Crossroads Hospital facility in Louisiana. The Debtor does not believe that this potential liability will have a material impact on the consolidated operations of the PHS Group or the Debtor.

               (c) Attorneys' Fees to Former Officers.

        The Debtor is obligated to pay the attorneys' fees of certain former officers relating to an ongoing Securities and Exchange Commission ("SEC") investigation. Subsequent to January 1, 2000, but prior to the commencement of the Debtor's Chapter 11 Case, the Debtor paid attorney's fees and costs in excess of $340,000. The SEC investigation is on going and the Debtor is unable to estimate the amount of the Debtor's future liability arising in connection with this obligation. The foregoing are pre-petition obligations of the Debtor, which will constitute General Unsecured Claims against the Debtor.

               (d) Guaranty Obligations.

        The Debtor has guaranteed the obligations of Paracelsus Macon County Medical Center, Inc. d/b/a Flint River Company Hospital under a local governmental bond issue in the original amount of approximately $4.3 million, of which approximately $3.1 million remained outstanding as of July 31, 2000. The Debtor also has guaranteed certain capital lease obligations of the Lancaster and Paracelsus Senatobia Community, Inc. ("Senatobia") hospital subsidiaries. The Lancaster obligation is currently approximately $2.7 million, and the Senatobia obligation is currently approximately $2.9 million as of July 31, 2000.

               (e) Chase Securities, Inc.

        Pursuant to that certain letter agreement dated December 15, 1999 (the "Engagement Letter"), among the Debtor, certain of the Debtor's subsidiaries and Chase Securities, Inc. ("Chase"), the Debtor engaged Chase to provide financial advisory services and advice with respect to the Debtor's financial restructuring. To date, the Debtor has not Filed an application to retain Chase as a professional person under Section 327(a) of the Bankruptcy Code. Moreover, subject to the provisions of Section 6.1 of the Plan, the Engagement Letter is an executory contract that the Debtor presently intends to reject. Chase asserts an entitlement to fees in excess of $4.0 million under the Engagement Letter (including at least $803,927.00 in amounts currently due and outstanding under the Engagement Letter), some of which may constitute an Administrative Expense Claim according to Chase. Chase also claims to be the beneficiary of guaranties given by the subsidiary-level signatories to the Engagement Letter. The Debtor disputes the amounts claimed by Chase and does not believe that Chase's fees, if any, under the Engagement Letter would constitute an Administrative Expense Claim.

        The Debtor has additional indebtedness arising in connection with certain judgments, litigation and investigations that are either pending or anticipated against the Debtor. See Section X.A.10 "Pending and Anticipated Litigation and Investigations," below.

C. SELECTED HISTORICAL FINANCIAL DATA.

        Set forth below is selected unaudited financial information for the Debtor for the six-month periods ended June 30, 2000 and June 30, 1999 and for the year ended December 31,1999, which was derived from the unaudited financial statements of the Debtor as of and for the year or period then ended. The unaudited financial statements include all adjustments which the Debtor considers necessary for a fair presentation of the financial position and the results of operations for the periods. Operating results for the six-month period ended June 30, 2000 are not necessarily indicative of the results that might be expected for the entire year ending December 31, 2000. The financial data table presented below should be read in conjunction with the audited consolidated financial statements of the Debtor and the PHS Group and the related notes thereto for the year ended December 31, 1999, included in Paracelsus' 1999 Form 10-K and the unaudited condensed consolidated financial statements and notes thereto for the six months ended June 30, 2000, included in Paracelsus' June 30, 2000 Form 10-Q.

                        PARACELSUS HEALTHCARE CORPORATION
                 SUMMARY OF SELECTED FINANCIAL DATA - UNAUDITED
                                  ($ IN 000'S)


                                             SIX MONTHS ENDED JUNE 30,          YEAR ENDED
                                               2000             1999        DECEMBER 31, 1999
                                            ---------         ---------     -----------------
INCOME STATEMENT:

Interest income                             $  18,679         $  24,960         $  46,547

Operating expenses                              1,316             1,153             3,091
Amortization expense                            2,482             1,075             2,061
Interest expense                               17,619            24,600            46,968
Restructuring expenses                          4,355                 0                 0
Unusual items                                       0             2,168            (4,248)
Loss on sale of facilities                          0             3,699             3,699
                                            ---------         ---------         ---------
                                               25,772            32,695            51,571

Pretax loss                                    (7,093)           (7,735)           (5,024)

Income tax provision (benefit)                      0            (4,399)            3,401
Extraordinary charge                                0                 0            (4,168)
                                            ---------         ---------         ---------

Net loss                                    $  (7,093)        $  (3,336)        $ (12,593)

BALANCE SHEET:

Total assets                                $ 423,584         $ 608,862         $ 424,557
Long-term debt classified as current          332,185                --           332,185
Total long-term debt                                            529,438                --
Net Intercompany liabilities                   39,281            13,050            47,825
Shareholders' equity                        $  13,710         $  28,185         $  20,804

D. EVENTS LEADING TO THE COMMENCEMENT OF THE CHAPTER 11 CASE.

        1. CHANGES IN THE HEALTHCARE INDUSTRY AND THEIR IMPACT ON THE DEBTOR.

        The Debtor currently has outstanding approximately $332.2 million in long-term debt that was incurred during the last several years. The hospital industry has changed dramatically during that period. Competition for patients among hospitals and other healthcare providers has intensified, as hospital occupancy rates have declined due to cost containment pressures, changes in technology, changes in governmental regulations and reimbursement and a shift from inpatient to outpatient utilization. There has also been an intense level of regulatory scrutiny and reduction in payments for medical services, combined with a shift away from the traditional Medicare and Medicaid coverage to Medicare/Medicaid HMOs.

        The PHS Group's hospitals (as do most acute care hospitals) derive a substantial portion of their revenues from the Medicare and Medicaid programs, both of which are government programs. Yet, in general, amounts received from these payors are less than the hospitals customarily would charge for the services provided. Moreover, the Medicare and Medicaid programs are heavily regulated, use complicated methods in determining payments to providers that may occasion delays and uncertainties in the reimbursements received, and are subject to frequent changes that in recent years have generally substantially reduced payments to hospitals.

        The effect of these and other trends towards increased regulatory scrutiny and cost containment has been to adversely impact the Debtor's ability to meet its net operating revenue and operating margin projections, resulting in serious cash flow problems.

        These problems have been further compounded by the trend away from traditional Medicare and Medicaid coverage to Medicare/Medicaid HMOs and other private payors. This, too, is characteristic of the industry as a whole. The shift in emphasis towards managed care is expected to continue as employers, private and governmental payors and others turn increasingly to the use of managed care in an attempt to control rising health care costs. In addition, the PHS Group's hospitals have in recent years experienced increasing demands from managed care payors for increasingly discounted fee structures. At the same time, inpatient utilization, average lengths of stay of patients and occupancy rates have been adversely affected by payor-required pre-admission authorization and utilization review and payor pressure to maximize outpatient and alternate healthcare delivery services, resulting in a further detrimental impact upon the Debtor's cash management projections.

        2. MERGER WITH CHAMPION HEALTHCARE CORPORATION, SETTLEMENT OF SUBSEQUENT LITIGATION AND SEC INVESTIGATION.

        In August 1996, the Debtor acquired Champion Healthcare Corporation ("Champion") by exchanging one share of the Debtor's common stock for each share of Champion's common stock and two shares of the Debtor's common stock for each share of Champion's preferred stock (the "Champion Merger"). In connection with the Champion Merger, a number of putative class and derivative action complaints were commenced alleging claims against the Debtor and certain of its officers and directors under the Securities Act of 1933 and applicable state law (the "Shareholder Litigation"). On March 24, 1999, following lengthy negotiations, the Debtor entered into three separate but related settlement agreements (collectively, the "Global Settlement") that together settled substantially all of the claims and causes of action underlying the Shareholder Litigation.

        Pursuant to the terms of the Global Settlement in September 1999, the Debtor (i) issued approximately 1.5 million shares of its common stock and paid approximately $14 million in cash (which was funded from insurance proceeds) to a class settlement fund for distribution amongst members of the plaintiff class in the Shareholder Litigation, and (ii) paid $1 million in cash and issued approximately 1.0 million shares of common stock to terminate a contract with Dr. Manfred G. Krukemeyer, the ultimate legal owner of Park and a former Chairman of the Board of the Debtor. Park also transferred 8.7 million shares of the Debtor's common stock to certain former shareholders of Champion and approximately 1.2 million shares of the Debtor's common stock to the class settlement fund for distribution. The Global Settlement also reduced the Debtor's obligations with respect to certain former officers and directors of the Debtor, terminated options to purchase approximately 1.3 million shares of the Debtor's common stock that were granted in connection with the Champion Merger, and granted Park and certain of the former Champion shareholders as a group certain rights to designate up to three members of the Debtor's Board of directors. Under the Global Settlement, the Debtor also has certain indemnification obligations with respect to certain officers and directors of the Debtor, Park and Champion shareholders.

        As a result of the Global Settlement, mutual releases were exchanged between the Debtor, all class members, the plaintiffs asserting derivative claims, the former Champion shareholders, Park, the underwriters and the affected officers and directors of all claims arising in connection with the Shareholder Litigation, and all pending actions (with the exception of a derivative claim against the Debtor's independent auditor) were dismissed. Any claims of the Debtor, certain of the former Champion shareholders and members of the plaintiffs' class against the Debtor's independent auditor were assigned to Park.

        In October 1996 the Board of directors of the Debtor appointed a Special Committee, consisting of non-management members, to supervise and direct the conduct of an inquiry by outside legal counsel regarding, among other things, the Debtor's accounting and financial practices and procedures for the periods prior to the quarter ended September 30, 1996. Such inquiry resulted in the Debtor restating its financial statements for the periods commencing January 1, 1992 through September 30, 1996 as the result of accounting errors and irregularities at the Debtor prior to the Champion Merger. On March 9, 1998, the SEC entered a formal order authorizing a private investigation, In re Paracelsus Healthcare Corp., FW-2067, pursuant to which the staff of the SEC's Fort Worth District Office is investigating the accounting and reporting issues that were the subject of the inquiry described above. The Debtor is cooperating with the staff of the SEC.

        3. DIVESTITURE OF CERTAIN HEALTHCARE ASSETS AND RECAPITALIZATION AND SALE OF INTERESTS IN UTAH FACILITIES.

        During the last three years, the Debtor has, itself or through the PHS Group, sold interests in certain healthcare assets in order to improve and streamline services within the operations of the PHS Group, improve cash flow and reduce its senior indebtedness and future long-term capital and operating lease obligations.

        In furtherance of this strategy, during the calendar year ending December 31, 1999, the Debtor, directly or through the PHS Group, sold its interests in Senatobia which operates a facility in Mississippi; Paracelsus Bledsoe County Hospital, Inc. which operates a facility in Tennessee; four skilled nursing facilities in California and 93.4% of its interests in five hospitals and related facilities located in the Salt Lake City area. As a result of these transactions, and using proceeds from seller notes received in conjunction with prior year dispositions, the Debtor reduced its long-term debt by $239.4 million, which included the repayment of all indebtedness under the Debtor's senior credit facilities of approximately $236.4 million and the assumption of $3 million of hospital debt that was assumed by the purchasers in the transactions. In addition, the Debtor reduced the amounts of eligible receivables sold under its then-existing commercial paper credit facility by $12.8 million with the net proceeds of these divestitures, eliminated approximately $7.8 million in annual facility lease commitment, and eliminated an aggregate of approximately $19.0 million in contingent letter of credit obligations that were secured by cash and other assets of the PHS Group.

        4. DEFAULT UNDER THE SENIOR SUBORDINATED NOTES.

        Despite the Debtor's efforts to reduce its leverage through the disposition of these assets, the Debtor incurred significant operating losses in 1999 and had a working capital deficit as of December 31, 1999. On February 15, 2000, the Debtor elected not to make the interest payment of approximately $16.3 million due on the Senior Subordinated Notes. The scheduled interest payment grace period expired on March 16, 2000. The Debtor similarly elected not to make a further interest payment, in a similar amount, that was due on the Senior Subordinated Notes on August 15, 2000. Prior to the initial payment default mentioned above, the Debtor began negotiations with the holders of a majority (in principal amount) of the Senior Subordinated Notes (the "Noteholders"). In addition, the Debtor, the Noteholders and Park began negotiations over the possible terms of a restructuring plan. Those negotiations culminated in a term sheet between the Debtor and the Noteholders, which formed the basis for the Plan.

        5. RETENTION OF ANDREWS & KURTH L.L.P.

        On or about January 28, 2000, Paracelsus retained Andrews & Kurth L.L.P. ("A&K") as general bankruptcy counsel to advise Paracelsus in connection with a possible restructuring of Paracelsus's indebtedness under Chapter 11 of the Bankruptcy Code and to represent Paracelsus in negotiations with Paracelsus' principal creditors and shareholders.

        6. COMMENCEMENT OF CHAPTER 11 CASE OF PHC FINANCE, INC.

        On March 14, 2000, PHC Finance, Inc. ("PHC Finance"), a second-tier subsidiary of Paracelsus, commenced its bankruptcy case by filing its voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court, where it was pending as In re PHC Finance, Inc., Chapter 11 Case No. 00-32520-H5-11. During its Chapter 11 case, PHC Finance continued to operate as a debtor-in-possession pursuant to Bankruptcy Code Sections 1107 and 1108. By order entered on March 21, 2000, the Bankruptcy Court granted the application of PHC Finance to employ A&K as its bankruptcy counsel. By orders entered on July 5, 2000, following a hearing, the Bankruptcy Court authorized PHC Finance to assume certain executory contracts and leases (including certain leases pursuant to which PHC Finance, as landlord, leases certain real property facilities to other entities within the PHC Group) and extended the period during which PHC Finance exclusively may file and solicit acceptances of a plan of reorganization pursuant to Bankruptcy Code Section 1121(b) (the "Exclusivity Periods") to September 10, 2000. Following a hearing held before the Bankruptcy Court on September 6, 2000, the Bankruptcy Court denied the motion of PHC Finance to further extend the Exclusivity Periods. On October 25, 2000, the PHC Finance case was dismissed.

        7. NEW YORK STOCK EXCHANGE DELISTING AND LISTING ON NASD OTC BULLETIN BOARD OF DEBTOR'S COMMON STOCK.

        Prior to May 23, 2000, the Debtor's Common Stock was traded on the New York Stock Exchange ("NYSE") under the symbol "PLS." On that date, the NYSE suspended trading in the Debtor's Common Stock and notified the Debtor that it would apply to the SEC to delist the Debtor's Common stock from the NYSE, on the grounds, inter alia, that the trading price of the stock was abnormally low and that the Debtor had fallen below certain of the NYSE's continued listing criteria. The SEC approved the NYSE request for delisting effective as of July 14, 2000, and since June 5, 2000, the Debtor's Common Stock has been quoted on the NASD OTC Bulletin Board under the symbol "PLHC."

                                       IV.
                  SIGNIFICANT EVENTS DURING THE CHAPTER 11 CASE

        Following the commencement of the Chapter 11 Case, the Debtor has continued to operate as a debtor-in-possession with the protection of the Bankruptcy Court. The Bankruptcy Court has supervisory powers over the Debtor's operations during the pendency of the Chapter 11 Case. The Debtor may continue to operate in the ordinary course of business; any transactions that are outside the ordinary course of business require Bankruptcy Court approval.

        An immediate effect of the filing of the Chapter 11 Case was the imposition of the automatic stay under the Bankruptcy Code which, with limited exceptions, enjoins the commencement or continuation of all litigation against the Debtor. This injunction will remain in effect until the Effective Date unless modified or lifted by an order of the Bankruptcy Court.

        The following is a general description of the more significant pleadings which have been Filed during the pendency of the Chapter 11 Case and their disposition. For a comprehensive listing of the pleadings which have been Filed in the Chapter 11 Case, the docket for the Chapter 11 Case should be consulted. The relevant pleadings referenced thereby may be obtained and reviewed from the Bankruptcy Court.

A. EMPLOYMENT OF PROFESSIONALS BY THE DEBTOR.

        1. BANKRUPTCY COUNSEL.

        On September 15, 2000, the Debtor Filed an application seeking authority to retain A&K as counsel pursuant to terms set forth in the application. Thereafter, the Bankruptcy Court entered its order authorizing the retention of A&K.

        2. FINANCIAL ADVISORS/AUDITORS.

        The Debtor anticipates that it will File an application to retain Ernst & Young LLP ("E&Y") as its auditors pursuant to terms agreed to between E&Y and the Debtor.

        3. RETENTION OF SPECIAL FINANCE AND LENDING COUNSEL AND SPECIAL CORPORATE AND CORPORATE-LEVEL LITIGATION COUNSEL FOR THE DEBTOR.

        On September 15, 2000, the Debtor Filed its applications pursuant to
Section 327(e) of the Bankruptcy Code to employ Mayor, Day, Caldwell & Keeton ("Mayor, Day") as its special finance and lending counsel, and to employ Wilmer, Cutler & Pickering ("Wilmer, Cutler") as its special corporate and corporate-level litigation counsel. The Bankruptcy Court thereafter entered its orders approving such retention of Wilmer, Cutler and Mayor, Day.

        4. EMPLOYMENT OF CERTAIN PROFESSIONALS IN THE ORDINARY COURSE OF
           BUSINESS.

        On September 27, 2000, the Debtor Filed its Motion for an Order Pursuant to Section Section 105, 327, 328 and 330 of the Bankruptcy Code Authorizing the Retention of Professionals Utilized in the Ordinary Course of Business ("Ordinary Course Professionals Motion"), authorizing PHC to retain and pay professionals PHC uses in the ordinary course of business (the "Professionals"), and to pay such Professionals, 100% of the fees and disbursements to each of the Professionals upon the submission to the Debtor of an appropriate invoice setting forth in reasonable detail the nature of the services rendered, provided that such interim fees and disbursements do not exceed a total of $30,000 per month per Professional, and no more than $200,000 per Professional for the entire case. The Debtor proposed in the Motion that all payments of compensation exceeding $30,000 per month and $200,000 for the entire case per Professional will become subject to approval of the Bankruptcy Court for an allowance of compensation and reimbursement of expenses pursuant to Sections 330 and 331 of the Bankruptcy Code, and would be credited against compensation and disbursements ultimately allowed by the Bankruptcy Court.

        As of October 31, 2000, such Ordinary Course Professionals Motion was pending before the Bankruptcy Court.

        5. PUBLIC RELATIONS CONSULTANTS.

        On October 16, 2000, the Debtor Filed its application to retain BSMG Worldwide, Inc. ("BSMG") as public relations and crisis management consultants pursuant to terms set forth in the application. On October 25, 2000, the Bankruptcy Court entered its order authorizing such retention of BSMG.

        6. PROCEDURES FOR INTERIM COMPENSATION OF PROFESSIONALS.

        On October 6, 2000, the Debtor Filed its Motion for an Administrative Order Pursuant to Sections 105(a) and 331 of the Bankruptcy Code Establishing Procedures for Interim Compensation And Reimbursement of Expenses of Professionals ("Interim Compensation Procedures Motion"). By the Interim Compensation Procedures Motion, the Debtor sought an order of the Bankruptcy Court, similar to that granted in other chapter 11 cases of comparable size and complexity, authorizing the payment of professionals retained in the case pursuant to Sections 327 and 330 of the Bankruptcy Code to be paid 80% of their fees and 100% of their reimbursable expenses on a monthly basis, pursuant to monthly invoices to be submitted to, amongst others, the Debtor, its counsel, the U.S. Trustee and the Committee for their review. The Debtor requested that such payments be subject to objection, in whole or in part, by any of the aforementioned parties, and furthermore subject, in all respects, to the filing of periodic applications by the professionals concerned for interim allowance of their compensation, and final allowance by the Bankruptcy Court. The Bankruptcy Court entered an order granting the Interim Compensation Procedures Motion on October 17, 2000.

B. APPOINTMENT OF OFFICIAL COMMITTEE OF UNSECURED CREDITORS.

        On September 19, 2000, the U.S. Trustee issued and Filed a Notice of Appointment of Committee of Creditors. The members of the Creditors' Committee consist of representatives of:

                   Capital Research Company
                   IDS/American Express
                   W.L. Ross & Co.

        1. EMPLOYMENT OF COUNSEL FOR THE COMMITTEE.

        On October 13, 2000, the Creditors' Committee Filed an application for authority to retain Wachtell, Lipton, Rosen & Katz ("Wachtell") and Bracewell & Patterson, LLP ("Bracewell") as the Creditors' Committee's bankruptcy counsel. On October 25, 2000, the Bankruptcy Court entered an order authorizing the Creditors' Committee's retention of Wachtell and Bracewell.

C. ESTABLISHMENT OF CLAIMS BAR DATE AND LIEN BAR DATE.

        On September 22, 2000, the Debtor Filed its motion with the Bankruptcy Court for an order establishing October 31, 2000 as the bar date by which proofs of Claim and proofs of Interest must be Filed in the Debtor's Chapter 11 Case. On or about September 29, 2000, the Bankruptcy Court entered its order establishing a deadline for filing of proofs of Claim against the Debtor of October 31, 2000 (the "Bar Date"). On or about September 29, 2000, the Debtor caused to be served on all its creditors notice of the Bar Date.

D. INVESTMENT GUIDELINES AND CASH MANAGEMENT SYSTEM.

        As of the commencement of the Debtor's Chapter 11 Case, the Debtor had available to it approximately $15.65 million, of which approximately $2.05 million is held in the Paracelsus Healthcare Corporation DIP Account, account no. 1578079855 maintained in the Debtor's name at Bank One (the "DIP Account"), in accordance with the guidelines of the U.S. Trustee, and approximately $13.6 million is held in an investment account, account no. 485454157, maintained in the name of PHC/CHC Holdings, Inc., a wholly-owned subsidiary of the Debtor ("PHC/CHC") at Fidelity Investments Institutional Services Company, Inc. (the "Fidelity Account"). On or about October 16, 2000, the Debtor Filed with the Bankruptcy Court its motion seeking, inter alia, an order of the Bankruptcy Court pursuant to Section 345(b) of the Bankruptcy Code to allow such money to continue to be held and invested in the DIP Account and the Fidelity Account in accordance with the Debtor's pre-petition practice, notwithstanding the investment guidelines set forth in such section of the Bankruptcy Code (the "Investment Guidelines Motion"). As of October 27, 2000, the Investment Guidelines Motion is still pending and is scheduled to be heard on November 3, 2000 at 3:30 p.m.

        The Debtor does not maintain its own cash management system. Rather, receipts and disbursements generated in connection with the operations of the PHS Group are managed through a cash management system comprised, inter alia(1), of collection, concentration and operating accounts maintained in the names of entities within the PHS Group, including PHC/CHC (collectively, the "Cash Management Accounts").

         Generally, prior to the commencement of the Debtor's Chapter 11 Case, receipts and disbursements in connection with the day-to-day operations of the Debtor were deposited and paid

----------

         (1) An additional account is held in the name of The CIT Group/Business Credit, Inc. as Administrative Agent under CIT/Heller Secured Credit Facility, described below.

through these Cash Management Accounts, and not the DIP Account or the Fidelity Account. This is consistent with Debtor's pre-petition practice of accounting and reporting the operations of the Debtor and the PHS Group on a consolidated basis.

         By the Investment Guidelines Motion, the Debtor further sought an order of the Bankruptcy Court authorizing that these receipts and disbursements arising out of the Debtor's day-to-day operations continue to be managed and paid through the Cash Management Accounts, which would authorize the Debtor to continue to pay and receive receipts and disbursements attributable to the Debtor's day-to-day operations through the Cash Management Accounts during the Debtor's Chapter 11 Case. Such disbursements are in the range of approximately $275,000 each month (exclusive of restructuring costs), and include payments on account of investor relations, directors' fees, the salary of the Debtor's Chief Executive Officer, consulting fees, and SERP payments. Monthly deposits average approximately $20,000 and include payments made on account of primarily cash receipts for interest payable under seller notes delivered to PHC.

         As of May 16, 2000, certain PHS Group entities, as borrowers (collectively, "Borrowers"), The CIT Group/Business Credit, Inc. as Administrative Agent ("CIT") and Heller Healthcare Finance, Inc., as Collateral and Documentation Agent ("Heller"), entered into a $62 million Secured Credit Facility (the "CIT/Heller Secured Credit Facility"). Pursuant to the loan documents executed in connection with the CIT/Heller Secured Credit Facility (the "CIT/Heller Loan Documents"), Heller was granted liens and security interests by the Borrowers in, inter alia, certain of the Borrowers' receivables and certain of the Cash Management Accounts (not including the Fidelity Account), to secure the obligations of the Borrowers under the CIT/Heller Loan Documents. The Debtor is not a party to the CIT/Heller Secured Credit Facility and is not a signatory to the CIT/Heller Loan Documents.

E. ASSUMPTION OF EMPLOYMENT AGREEMENT WITH CHIEF EXECUTIVE OFFICER.

         On September 27, 2000, the Debtor Filed its motion for authority to assume its obligations under the Debtor's pre-petition employment agreement with Robert L. Smith, as Chief Executive Officer of the Debtor, dated March 1, 2000 ("Smith Employment Agreement"). On October 2, 2000, the Bankruptcy Court entered an order authorizing the Debtor to assume the Smith Employment Agreement.

F. DISCLOSURE STATEMENT MOTION.

         On or about September 22, 2000, the Debtor Filed its Disclosure Statement Motion which sought an order of the Bankruptcy Court, inter alia, (a) setting a hearing for approval of the Debtor's Disclosure Statement as containing "adequate information" pursuant to Section 1125 of the Bankruptcy Code; (b) establishing procedures for the solicitation of acceptances of the Plan from the holders of Claims and Equity Interests entitled to vote to accept or reject the Plan; (c) approving the form of Ballot for accepting or rejecting the Plan; and (d) establishing October 31, 2000 as the Record Date for holders of Claims and/or Equity Interests entitled to vote to accept or reject the Plan and to receive distributions pursuant to the Plan.

         On or about September 29, 2000, the Bankruptcy Court entered its order granting the relief requested in the Disclosure Statement Motion. By its order the Bankruptcy Court set October 27, 2000 at 10:30 a.m. as the time for the hearing on approval of the Disclosure Statement, established October 31, 2000 as the Record Date for holders of Claims and/or Equity Interests entitled to vote to accept or reject the Plan and to receive distributions under the Plan.

G. EXTENSION OF TIME FOR REMOVAL OF CIVIL ACTIONS.

        On October 6, 2000, the Debtor Filed its Motion for Order Extending the Ninety-Day Period Within Which the Debtors May Remove Civil Actions under 28 U.S.C. Section 1452 and Bankruptcy Rule 9027 (the "Rule 9027 Motion"), in order to preserve the Debtor's right to remove one or more of the civil actions pending as of the Petition Date in which the Debtor has been named a defendant and to allow the Debtor's management an opportunity to adequately assess and evaluate whether or not removal of such actions is in the best interest of the Debtor and its Estate. On October 17, 2000, Bankruptcy Court entered an order granting the Rule 9027 Motion.

H. ORDER ESTABLISHING ADEQUATE ASSURANCE OF UTILITIES.

        On October 6, 2000, the Debtor Filed its Motion for an Order (i) Deeming Utilities Adequately Assured of Future Performance and (ii) Establishing Procedures for Determining Requests for Additional Assurances Pursuant to
Section 366 of the Bankruptcy Code ("Utilities Motion"), in order to secure for the Debtor ongoing utility services pursuant to Section 366 of the Bankruptcy Code, based on the granting to the utilities concerned an administrative priority Claim in respect of post-petition services provided to the Debtor. An order granting the Utilities Motion was entered by the Bankruptcy Court on October 17, 2000.

I. MOTION TO REJECT REAL ESTATE LEASE AND SUBLEASE.

        On September 29, 2000, the Debtor Filed its Motion for an order pursuant to Section 365(a) of the Bankruptcy Code authorizing its rejection of (a) its office lease dated 7/9/84 with Spieker Properties, L.P., as successor-in-interest to Century Square Ltd., as lessor, and (b) its related sublease with Independent National Mortgage Corporation as sublessee, dated March 1997, both pertaining to the Debtor's former administrative offices at 155 North Lake Avenue, suite 1100, Pasadena, California (the "Lease/Sublease Rejection Motion"). The Lease/Sublease Rejection Motion is presently pending before the Bankruptcy Court.

J. PROJECTED REALIZABLE VALUE FROM RECOVERIES OF AVOIDABLE TRANSFERS.

        The Debtor is unaware of any viable actions for the recovery of property under Sections 544, 545, 547, 548, 549, 550, and 551 of the Bankruptcy Code. With respect to preference actions under Section 547 of the Bankruptcy Code, the Debtor's Statement of Financial Affairs identified the payments made to the Debtor's creditors during the ninety (90) days prior to the Petition Date. Those disclosures were made for informational purposes only. The Debtor has reviewed those transfers and has determined that the transfers were made from bank accounts owned by PHC/CHC. Therefore, those transfers did not constitute a transfer of an "interest in property of the Debtor" as required by Section 547 of the Bankruptcy Code. For that reason, among other reasons, the Debtor does not believe that any viable causes of action exist under Section 547 of the Bankruptcy Code. Additionally, in the course of preparing the Debtor's Statement of Financial Affairs, the Debtor identified all property, other than property transferred in the ordinary course of the business or financial affairs of the Debtor, transferred either absolutely or as security within one year immediately preceding the commencement of this case. These disclosures were made for informational purposes only. The Debtor has also reviewed those transfers and has determined that the transfers are not actionable under Section 548 of the Bankruptcy Code.

                                       V.
                           THE PLAN OF REORGANIZATION

        The Debtor believes that (i) through the Plan, creditors will obtain a substantially greater recovery than would be available if the Debtor's assets were liquidated under Chapter 7 of the Bankruptcy Code, and (ii) the Plan will afford the PHS Group the opportunity and ability to continue in business as a viable going concern.

        The Plan is annexed hereto as Exhibit "A" and forms a part of this Disclosure Statement. The summary of the Plan set forth below is qualified in its entirety by reference to the more detailed provisions set forth in the Plan.

A. CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS.

        1. UNCLASSIFIED CLAIMS.

               (a) Allowed Administrative Expense Claims.

        Administrative Expense Claims are Claims constituting a cost or expense of administration of the Chapter 11 Case Allowed under Sections 503(b) and 507(a)(1) of the Bankruptcy Code, excluding Professional Compensation and Reimbursement Claims, and any fees or charges assessed against the Estate of the Debtor under Section 1930, Chapter 123, Title 28, United States Code. Those Administrative Expense Claims include, without limitation, any actual and necessary costs and expenses of preserving the Estate of the Debtor, any actual and necessary costs and expenses of operating the business of the Debtor, any indebtedness or obligations incurred or assumed by the Debtor in connection with the conduct of their business or for the acquisition or lease of property or the rendition of services, and the fees and expenses (including legal fees and expenses) of BNY as Indenture Trustee under the Senior Subordinated Note Indenture and of BNY as Indenture Trustee under the New Indenture. The amount of Allowed Administrative Expense Claims outstanding as of December, 2000 is estimated by the Debtor to be $869,156.00, comprising the Debtor's anticipated aggregate operating expenses through that date ($679,800.00), plus the anticipated costs of assumption of executory contracts and leases ($189,356.00).

        Pursuant to the Plan, holders of Allowed Administrative Expense Claims, as well as those sums due to the U. S. Trustee pursuant to 28 U.S.C. Section 1930, will, except to the extent paid by the Debtor prior to the Effective Date, either (i) be paid by the Debtor in the ordinary course of its business if the Allowed Administrative Expense Claim is incurred in the Debtor's ordinary course of business, (ii) be paid in full, in Cash on the later of the Effective Date or the date upon which such Claim is Allowed, or within ten (10) days thereafter, or (iii) be setoff against postpetition amounts owed to the Debtor on the Effective Date.

        Administrative Expense Claims are not entitled to separate classification under the Bankruptcy Code and, therefore, have not been put into a Class. Consequently, no solicitation of votes for the acceptance or rejection of the Plan will be sought from holders of Administrative Expense Claims.

               (b) Professional Compensation and Reimbursement Claims.

        Professional Compensation and Reimbursement Claims are Claims arising under Sections 503(b)(2) and 503(b)(3)(F) of the Bankruptcy Code. Those Claims include, without limitation, any allowances of compensation and reimbursement of expenses to the extent Allowed or awarded by Final Order under Section 330 of the Bankruptcy Code for professionals retained by the Debtor or Creditors' Committee pursuant to Section 327 of the Bankruptcy Code and the expenses incurred by a member of the Creditors' Committee in the performance of the duties of the Creditors' Committee. The amount of Allowed Professional Compensation and Reimbursement Claims outstanding through December, 2000 is estimated by the Debtor to be $1,025,000.00.

        Pursuant to the Plan, holders of Professional Compensation and Reimbursement Claims (i) shall File their respective final applications for allowances of compensation for services rendered and reimbursement of expenses incurred through the Confirmation Date by the date that is ninety (90) days after the Effective Date or such other date as may be fixed by the Bankruptcy Court and, (ii) if granted such an award by the Bankruptcy Court, shall be paid in full, in Cash on the date such Professional Compensation and Reimbursement Claim is Allowed, or within ten (10) days thereafter.

        Professional Compensation and Reimbursement Claims are not entitled to separate classification under the Bankruptcy Code and, therefore, have not been put into a Class. Consequently, no solicitation of votes for the acceptance or rejection of the Plan will be sought from holders of Professional Compensation and Reimbursement Claims.

               (c) Allowed Priority Tax Claims.

        Priority Tax Claims are Claims entitled to priority pursuant to Section 507(a)(8) of the Bankruptcy Code. These Claims consist of certain Claims of governmental units for taxes. The amount of Allowed Priority Tax Claims as of July 31, 2000 is estimated by the Debtor to be $ -0-.

        Except to the extent that the holder of an Allowed Priority Tax Claim has been paid by the Debtor prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Priority Tax Claim shall, in accordance with Section 1129(a)(9)(C) of the Bankruptcy Code, receive on account of such Allowed Priority Tax Claim deferred Cash payments, over a period not exceeding six (6) years after the date of assessment of such Allowed Priority Tax Claim of a value as of the Effective Date of the Plan, equal to the amount of such Allowed Priority Tax Claim.

        Priority Tax Claims are not entitled to separate classification under the Bankruptcy Code and, therefore, have not been put into a Class. Consequently, no solicitation of votes for the acceptance or rejection of the Plan will be sought from holders of Priority Tax Claims.

        The Debtor estimates that the aggregate amount of Allowed Priority Tax Claims will be zero.

        2. CLASS 1 - ALLOWED OTHER PRIORITY CLAIMS.

        Other Priority Claims are Claims entitled to priority pursuant to Sections 507(a)(3), 507(a)(4) or 507(a)(6) of the Bankruptcy Code. Such Claims include Claims for accrued employees' wages, salaries, commissions and other compensation earned within ninety (90) days prior to the Petition Date, to the extent of $4,300 per employee. The amount of Allowed Other Priority Claims is estimated by the Debtor to be $4,300.00.

        Except to the extent that a holder of an Allowed Other Priority Claim has been paid by the Debtor prior to the Effective Date, upon the later of the Effective Date or the date on which an Other Priority Claim is Allowed, or within ten (10) days thereafter, each holder of an Allowed Other Priority Claim shall receive Cash in an amount equal to such Allowed Other Priority Claim.

        Impairment and Voting. Other Priority Claims are unimpaired by the Plan and, therefore, the holders of such Claims are deemed to accept the Plan. Consequently, no solicitation of votes for the acceptance or rejection of the Plan will be sought from holders of Other Priority Claims.

        3. CLASS 2 - ALLOWED SECURED TAX CLAIMS.

        An Allowed Secured Tax Claim is any Claim that, absent its secured status, would be entitled to priority in right of payment under Section 507(a)(8) of the Bankruptcy Code. Secured Tax Claims consist of certain Claims of governmental units for taxes that by virtue of applicable non-bankruptcy law are secured by the assets of the Debtor. The amount of Allowed Secured Tax Claims as of July 31, 2000 is estimated by the Debtor to be $-0-.

        Except to the extent that a holder of an Allowed Secured Tax Claim has been paid by the Debtor prior to the Effective Date or agrees to a different treatment, upon the later of the Effective Date and the date on which a Secured Tax Claim is Allowed, or within ten (10) days thereafter, each holder of an Allowed Secured Tax Claim shall receive Cash in an amount equal to such Allowed Secured Tax Claim, including interest on such Allowed Secured Tax Claim required to be paid pursuant to Section 506(b) of the Bankruptcy Code.

        Each holder of an Allowed Secured Tax Claim shall retain the Liens (or replacement Liens as may be contemplated under nonbankruptcy law) securing its Allowed Secured Tax Claim as of the Effective Date until full and final payment of such Allowed Secured Tax Claim is made as provided herein, and upon such full and final payment, such Liens shall be deemed null and void and shall be unenforceable for all purposes.

        Impairment and Voting. Secured Tax Claims are unimpaired by the Plan and, therefore, the holders of such Claims are deemed to accept the Plan. Consequently, no solicitation of votes for the Plan will be sought from holders of Secured Tax Claims.

        4. CLASS 3 - MISCELLANEOUS SECURED CLAIMS.

        A Miscellaneous Secured Claim is any Secured Claim other than a Secured Tax Claim, regardless of the form of Collateral or the Lien or Security Interest securing payment of such Miscellaneous Secured Claim. The Miscellaneous Secured Claims are those Claims identified in Exhibit "D". The amount of Allowed Miscellaneous Secured Claims is estimated by the Debtor to be $850,000.00. As the Debtor continues its analysis, additional Miscellaneous Secured Creditors may be identified and added to Exhibit "D" by a supplemental filing prior to the Confirmation Hearing. In addition, the Debtor anticipates that the Secured Claims of creditors arising from executory contracts that are assumed by the Debtor will be paid in full, in Cash, within thirty (30) days of the Effective Date, except to the extent that such creditors agree otherwise. The Plan provides that the Allowed Miscellaneous Secured Claims will be paid in full, in Cash, on later of the Effective Date or the date on which such Senior Miscellaneous Secured Claim is Allowed, or within ten (10) days thereafter.

        Also, to the extent necessary, the Debtor will File motions under
Section 506 of the Bankruptcy Code asking the Bankruptcy Court to make a determination that many of the Claims Filed as Secured Claims are, in fact, unsecured or undersecured claims by virtue of the fact that the Collateral purportedly securing such Claims is worth less than the Claims or due to defects in the documents purporting to establish or perfect Security Interests with respect to such Claims.

        The Debtor has not completed its analysis of the amounts asserted by the Claimants identified in Exhibit "D" to the Plan. Therefore, inclusions in Class 3 and Exhibit "D" does not mean that the Debtor does not have an objection to the asserted amount of the Claim or that the Debtor acknowledges that such Claim is a Secured Claim.

        Impairment and Voting. Miscellaneous Secured Claims are not impaired and, therefore, the holders of such Claims are deemed to accept the Plan. Consequently, no solicitation of votes for the Plan will be sought from holders of Miscellaneous Secured Claims.

        5. CLASS 4 - SENIOR SUBORDINATED NOTE HOLDER CLAIMS AND GENERAL UNSECURED CLAIMS.

        Class 4 is comprised of Allowed General Unsecured Claims and Allowed Senior Subordinated Note Holder Claims. Each holder of an Allowed Senior Subordinated Note Holder Claim and each holder of an Allowed General Unsecured Claim as of the Record Date shall receive on account of its Allowed Claim its Pro-Rata Share of (i) the New Notes, after deduction of the amount of New Notes held in Reserve for Disputed General Unsecured Claims, if any, from the aggregate principal amount of the New Notes, provided, however, that because New Notes will be issued on the Initial Distribution Date under the New Indenture in integral multiples of $1,000, the Reorganized Debtor shall be deemed to have purchased for Cash from each such holder, substantially simultaneously with the issuance of the New Notes on the Initial Distribution Date, any fractional portions of New Notes that would otherwise be issued to such holders on account of their Pro Rata Shares, so that each holder shall receive New Notes on the Initial Distribution Date issued under the New Indenture in an aggregate principal amount equal to the nearest integral multiple of $1,000 that is less than or equal to its Pro Rata Share of the New Notes, together with a payment in Cash on the Initial Distribution Date equal to the amount (if any) by which its actual Pro Rata Share of New Notes exceeds such nearest integral multiple; (ii) the Class 4 Cash Payment(2), and (iii) 95.00% of the New Common Stock, less the number of shares of New Common Stock held in Reserve for Disputed General Unsecured Claims, if any, and subject to dilution through the exercise of the Series A Warrants and the Series B Warrants. The sum total of fractional New Notes deemed purchased by the Reorganized Debtor on the Initial Distribution Date in accordance with clause (i) of the immediately preceding sentence shall be issued to the Reorganized Debtor on the Initial Distribution Date and shall be the property of the Reorganized Debtor subject to no further restrictions or Claims under the Plan. Distributions to Allowed Class 4 Claims will be made on the later of the Initial Distribution Date or the next Subsequent Distribution Date selected by the Reorganized Debtor in the Quarter following the Quarter during which such Disputed Class 4 Claim becomes an Allowed Claim, or within ten (10) days thereof.

        Pursuant to Section 4.4(c) of the Plan, Senior Subordinated Note Holder Claims will be Allowed in the aggregate amount of $358,475,000 as of the Effective Date of the Plan, which amount includes principal (in the amount of $325,000,000) and accrued and unpaid interest as of August 15, 2000 due in respect of the Senior Subordinated Notes. Based on the Debtor's analysis of its Schedules and the proofs of Claim Filed in the case as of October 31, 2000, the Debtor estimates that the aggregate amount of Allowed General Unsecured Claims will not exceed $15,000,000.00. As of October 31, 2000, proofs of Claim Filed against the Debtor aggregate in excess of $32,000,000.00.

        The aggregate recovery for the holders of Senior Subordinated Note Holder Claims and General Unsecured Claims in Class 4 depends on the value of the New Common Stock on the Effective Date, which value must be added to the value of the New Notes. The Debtor estimates that Class 4 will receive New Common Stock having an aggregate value in the range of approximately $79.5 million to $99.2 million (based on an estimated value of $13.70 to $17.10 per share), or approximately 57.22% to 62.76% of the Allowed Amount of their Claims. For a discussion of the values of New Common Stock and the New Warrants, see
Section IX, "Reorganization Values."

----------

       (2) The Class 4 Cash Payment is defined in the Plan as "Cash in an amount equal to the aggregate per diem interest earned on a principal amount of $130,000,00.00 at the rate of 11 1/2 percent per annum for the number of whole days during the period commencing on August 15, 2000 and ending on the Effective Date, including the first day in such period and excluding the last."

        Impairment and Voting. Class 4 is impaired by the Plan. Each holder of a Senior Subordinated Note Holder Claim that is Allowed pursuant to Section 4.4(c) of the Plan and each holder of an Allowed General Unsecured Claim as of the Record Date is entitled to vote to accept or reject the Plan. Consequently, solicitation of votes for the Plan will be sought from holders of Allowed Senior Subordinated Note Holder Claims and Allowed General Unsecured Claims as of the Record Date. To effect distribution to holders of Senior Subordinated Note Holder Claims, the Debtor has delivered copies of this Disclosure Statement, the Plan and Ballots for each holder of a Senior Subordinated Note Holder Claim to BNY as Indenture Trustee under the Senior Subordinated Note Indenture, for transmission by BNY to the beneficial holders of the Debtor's Senior Subordinated Notes as of the Record Date.

        6. CLASS 5 - INTERCOMPANY CLAIMS.

        Intercompany Claims are any and all Claims of any of the Debtor's subsidiaries or affiliates against the Debtor. The Intercompany Claims arise from one of two sources. First, a portion of the Intercompany Claims represents cost allocations of PHC-level expenses paid or disbursed at the subsidiary level. Second, a portion of the Intercompany Claims arise from the use of proceeds of subsidiary-level asset sales to repay PHC-level obligations. As a result, the Debtor believes that the Intercompany Claims represent debt obligations and not equity investments. The amount of Intercompany Claims as of July 31, 2000 is estimated by the Debtor to be $104.6 million. There are ten
(10) such Claimants, as identified below.


                                                             % OWNED BY            PAYABLE
PAYABLE BY PARACELSUS TO:                                      DEBTOR               AMOUNT
-------------------------                                    ----------         -------------
PHC Funding Corp. II                                            100%            $  34,418,411
Paracelsus Real Estate Corporation                              100%               33,330,692
PHC/CHC Holdings, Inc.                                          100%               19,450,358
Lincoln Community Medical Corporation                           100%                6,197,058
Paracelsus Medical Office Building Corporation                  100%                5,421,756
Bellwood Medical Corporation                                    100%                2,956,960
Paracelsus Los Angeles Community Hospital, Inc.                 100%                1,546,189
Monrovia Hospital Corporation                                   100%                  982,068
Hollywood Community Hospital Medical Center, Inc.               100%                  249,527
Professional Practice Management II, Inc.                       100%                   85,125
                                                                                -------------
                                                                                $ 104,638,144
                                                                                =============

        Each holder of an Allowed Intercompany Claim shall retain unaltered the legal, equitable, and contractual rights to which such holder is entitled pursuant to such Allowed Intercompany Claim, or shall otherwise receive such treatment under the Plan as to be deemed unimpaired pursuant to and in accordance with Section 1124(2) of the Bankruptcy Code. Thus, the Debtor will not be required under the Plan to make any payments on account of Intercompany Claims upon the Effective Date; instead, Intercompany Claims will remain unimpaired. This treatment is driven by tax consequences. Based on its investigation of the Intercompany Claims, the Debtor believes that payment or cancellation of the Intercompany Claims would likely have significant adverse tax implications for the Debtor and the PHS Group.

        Impairment and Voting. Intercompany Claims are unimpaired by the Plan and, therefore, the holders of such Claims are deemed to accept the Plan. Consequently, no solicitation of votes for the Plan will be sought from the holders of Intercompany Claims.

        7. CLASS 6 - ALLOWED EQUITY INTERESTS.

        Class 6 is comprised of holders of the Debtor's Common Stock as of the Record Date, to the extent that such are Allowed Equity Interests. As such, Class 6 will include approximately 61,066,652 shares of the common stock of the Debtor, pursuant to Section IIB of the PHC/Park/Champion Settlement Agreement entered into between Park, the Debtor and other signatories to the PHC/Park/Champion Settlement Agreement. Section IIB provides, inter alia, that in the event of a voluntary bankruptcy of PHC, the principal amount of the Park Subordinated Note, together with accrued interest thereon, shall be converted to shares of stock of PHC at a conversion rate of Four Dollars ($4.00) per share of PHC common stock, which stock shall immediately be issued to Park. Pursuant to the Plan, the Park Subordinated Note shall be deemed converted and Park shall be deemed to be the holder of 1,922,931 shares of the Debtor's common stock in accordance with Section IIB of the PHC/Park/Champion Settlement Agreement.

        The Plan provides that each holder of an Allowed Equity Interest as of the Record Date shall receive a Pro Rata Share of (i) 305,333 shares (5%) of New Common Stock, less the number of shares of New Common Stock held in the Reserve in respect of Disputed Equity Interests, (ii) Series A Warrants, to purchase up to 666,232 shares (9.64%) of New Common Stock, less the number of Series A Warrants held in Reserve in respect of Disputed Equity Interests, and (iii) Series B Warrants to purchase up to 138,222 shares (an additional 2%) of New Common Stock, less the number of Series B Warrants held in Reserve in respect of Disputed Equity Interests, on the later of the Initial Distribution Date and the date such Equity Interest becomes an Allowed Equity Interest, or within ten (10) days thereof.

        The recovery for the holders of Allowed Equity Interests in Class 6 depends on the value of the New Common Stock and the Series A and Series B Warrants on the Effective Date. The Debtor estimates that Class 6 will receive New Common Stock valued at between $4.2 million and $5.2 million, based on an estimated value of approximately $13.70 to $17.10 per share, before consideration of the estimated value attributable to the Series A Warrants and the Series B Warrants to be issued under the Plan. The Debtor estimates, using the Black Scholes method of valuation, that the value of the Series A Warrants distributed to holders of Allowed Class 6 Equity Interests under the Plan will be between approximately $2.6 million and $4.0 million in the aggregate and the value of Series B Warrants distributed to holders of such Allowed Equity Interests will be between approximately $252,000 and $527,000 in the aggregate. For a discussion of the values of New Common Stock and the Series A and Series B Warrants, see Section IX, "Reorganization Values".

        Impairment and Voting. Class 6 is impaired by the Plan. Therefore, the holders of Allowed Equity Interests classified in Class 6 of the Plan as of the Record Date are entitled to vote for acceptance or rejection of the Plan. Consequently, solicitation of votes for the Plan will be sought from such holders of Allowed Class 6 Equity Interests.

        Conversion of Park Subordinated Note. As of the Commencement Date, the Park Subordinated Note shall be deemed to be converted into, and Park shall be deemed to have been issued, 1,922,931 shares of common stock of the Debtor pursuant to Section IIB of the PHC/Park/Champion Settlement Agreement, which shares shall be classified and treated as Class 6 Equity Interests under the Plan. Upon such conversion, the Park Subordinated Note shall be cancelled and the Debtor shall have no further obligation or liability arising out of or in connection with the Park Subordinated Note.

        Cancellation of Common Stock and Related Securities. All shares of Paracelsus Common Stock, including but not limited to all shares of Paracelsus Common Stock held or reserved by Paracelsus or held by any of its subsidiaries, and any other securities giving rise to or resulting from ownership of, or a right to own, Equity Interests, and any and all rights related to or arising from such common stock or other securities existing prior to the Effective Date, shall be deemed canceled and rendered null and void on the Effective Date.

        8. CLASS 7 - ALLOWED CONVENIENCE CLAIMS.

        A Convenience Claim is a Claim of $5,000.00 or less, or a Claim greater than $5,000.00, provided that the holder of such Claim voluntarily reduces the Claim to $5,000.00. The amount of Allowed Convenience Claims as of the Record Date is estimated by the Debtor to be approximately $40,000.00, based on the Debtor's analysis of its Schedules and proofs of Claim Filed in the Debtor's case as of October 28, 2000. The Debtor notes that additional proofs of Claim may be Filed prior to the October 31, 2000 Bar Date set by the Bankruptcy Court for filing proofs of Claim and Equity Interests in the Chapter 11 Case. The Debtor has made no allowance in the foregoing estimate for Allowed General Unsecured Claims in excess of $5,000.00 that will be reduced by the holder thereof to $5,000.00.

        On the later of the Effective Date and the date on which a Convenience Claim is Allowed, or within ten (10) days thereof, each Allowed Convenience Claim shall receive Cash in an amount equal to 80% of such Allowed Convenience Claim.

        Impairment and Voting. Class 7 Convenience Claims are impaired by the Plan. Therefore, the holders of Allowed Convenience Claims classified in Class 7 of the Plan as of the Record Date are entitled to vote for acceptance or rejection of the Plan. Consequently, solicitation of votes for the Plan will be sought from such holders of Allowed Class 7 Convenience Claims. The Debtor urges all holders of Allowed Claims in the amount of $6,250.00 or less to consider electing Convenience Class treatment.

B. CASH PAYMENTS UNDER THE PLAN.

        On or before the Effective Date, it is expected that the Debtor will have sufficient Cash available to fund all payments required to be made at that time under the Plan. The Cash required to pay (i) Allowed Claims (that are entitled to receive Cash) that become payable after the Effective Date, (ii) Claims that become Allowed Claims (that are entitled to receive Cash) after the Effective Date, and (iii) Administrative Claims and Professional Compensation and Reimbursement Claims that are Allowed after the Effective Date, will come from the working capital of the Reorganized Debtor.

        At the option of the Debtor or the Reorganized Debtor, as the case may be, any Cash payment to be made under the Plan may be made by a check or wire transfer or as otherwise required or provided in applicable agreements.

C. SECURITIES TO BE ISSUED UNDER THE PLAN.

        1. NEW NOTES.

        Pursuant to the Plan, on the Effective Date, the Senior Subordinated
Note Indenture shall be deemed canceled, terminated and of no further force or effect pursuant to Section 5.5 of the Plan. Notwithstanding the foregoing, such cancellation of the Senior Subordinated Note Indenture shall not impair the rights and the duties under the respective Senior Subordinated Note Indenture as between BNY and the beneficiaries of the trust created thereby, or as between BNY and the Debtor, as set forth in the Senior Subordinated Note Indenture. The Senior Subordinated Note Indenture shall not be canceled other than pursuant to Sections 5.5 and 5.7 of the Plan and, until such cancellation, the Senior Subordinated Note Indenture shall be evidence of the entitlement of the holders of such Senior Subordinated Note Holder Claims to receive distribution of property from the Debtor or the Reorganized Debtor pursuant to the Plan.

        Commencing on the Effective Date, the Reorganized Debtor or its agents will distribute to holders of Allowed Senior Subordinated Note Holder Claims and Allowed General Unsecured Claims their Pro-Rata share of the New Notes and Cash, subject to and pursuant to the terms of the Plan, including those provisions relating to the distribution of New Notes only in integral multiples of $1,000. The New Notes will be in substantially the form contained in the Plan Supplement and will bear interest at the rate of 11.50% per annum, commencing on the Effective Date, and payable semiannually on February 15 and August 15 each year until the principal thereof and all accrued and unpaid interest thereon is paid in accordance with the terms of the New Indenture. The New Notes are due on August 15, 2005.

        2. NEW COMMON STOCK.

        Pursuant to the Plan, on the Effective Date, all Equity Interests will be cancelled. Commencing on the Effective Date, the Reorganized Debtor or its agents will distribute New Common Stock to holders of Allowed Senior Subordinated Note Holder Claims, Allowed General

Unsecured Claims, and Allowed Equity Interests pursuant to the terms of the Plan. Pursuant to the Plan, the Reorganized Debtor is authorized to issue 150 million shares of New Common Stock, par value $0.01 per share of which an aggregate of 5,801,332 shares of New Common Stock will be issued to holders of Allowed Class 4 Claims and 305,333 shares of New Common Stock to holders of Allowed Equity Interests in Class 6, without taking into account any exercise of the Series A Warrants or the Series B Warrants.

        Holders of the New Common Stock will be entitled to one vote per share on all matters to be voted upon by the stockholders. For a more detailed description of the process by which the Reorganized Debtor will elect its Board of directors, see Section VII.B, "Management of the Reorganized Debtor -- Board of Directors and Management."

        3. SERIES A WARRANTS.

        On the Effective Date, the Reorganized Debtor will issue Series A Warrants to purchase, prior to the fifth anniversary of the Effective Date (or, if such date is not a Business Day, the next succeeding Business Day), 666,232 shares of New Common Stock (corresponding to 9.64% of the issued and outstanding shares of New Common Stock), at a price of $25.81 per share (corresponding to an enterprise valuation of the Reorganized Debtor of $320,000,000). The Series A Warrants will have no voting rights, will not be entitled to receive dividends or other distributions declared on the New Common Stock and will not be entitled to share in any of the assets of the Reorganized Debtor upon any liquidation, dissolution or winding-up of the Reorganized Debtor.

        A complete description of the terms and provisions governing the Series A Warrants is set forth in the Series A Warrant Agreement, which shall be in substantially the form contained in the Plan Supplement.

        4. SERIES B WARRANTS.

        On the Effective Date, the Reorganized Debtor will issue, pursuant to the Plan, Series B Warrants to purchase, prior to the first anniversary of the Effective Date (or, if such date is not a Business Day, the next succeeding Business Day), 138,222 shares of New Common Stock (corresponding to 2% of the issued and outstanding shares of New Common Stock), at a price of $16.38 per share (corresponding to an aggregate value of $100,000,000 of all issued and outstanding shares of New Common Stock at that time). The Series B Warrants will have no voting rights, will not be entitled to receive dividends or other distributions declared on the New Common Stock and will not be entitled to share in any of the assets of the Reorganized Debtor upon any liquidation, dissolution or winding-up of the Reorganized Debtor.

        A complete description of the terms and provisions governing the Series B Warrants is set forth in the Series B Warrant Agreement, which shall be in substantially the form contained in the Plan Supplement.

        5. REGISTRATION RIGHTS AGREEMENT.

        The Plan provides that any person or entity receiving a distribution of New Common Stock and each entity receiving a distribution of New Notes under the Plan who is named as a party to the Registration Rights Agreement contained in the Plan Supplement shall become a party to the Registration Rights Agreement. In addition, the Debtor may agree to add to the Registration Rights Agreement certain other persons or entities who are not employees of the Debtor and whom the Debtor has determined will be deemed to be persons in control of the Debtor within the meaning of Section 2(11) of the Securities Act of 1933. A copy of the Registration Rights Agreement shall be in substantially the form contained in the Plan Supplement.

D. PROVISIONS GOVERNING DISTRIBUTIONS.

        1. DISTRIBUTIONS TO HOLDERS AS OF THE RECORD DATE.

        Neither the Debtor, the Reorganized Debtor nor any of their agents shall have any obligation to recognize any transfer of any Claims or Equity Interests occurring after the Record Date. After the Record Date the Debtor, the Reorganized Debtor and their agents shall instead be entitled to recognize and deal for all purposes under the Plan with only those record holders stated on the Debtor's Schedules (for Claims) and transfer ledgers (for Equity Interests) as of the close of business on the Record Date.

        In this regard, at the close of business on the Record Date, the transfer ledgers of BNY, regarding the Senior Subordinated Notes, shall be closed and there shall be no further changes in the record holders of the Senior Subordinated Notes. On or before the Effective Date, BNY shall certify to the Debtor or the Reorganized Debtor, as the case may be, the names and addresses of all holders of the Senior Subordinated Notes and the face amount of the Senior Subordinated Notes held by each such holder as of the Record Date. BNY, and the Debtor and Reorganized Debtor and its agents, shall have no obligation to recognize any transfer of Senior Subordinated Notes occurring after the Record Date.

        2. DATE OF DISTRIBUTIONS.

        Any distributions and deliveries to be made under the Plan shall be made on the later of the Effective Date and such date as the Claim or Equity Interest on account of which such distribution or delivery is to be made becomes an Allowed Claim or an Allowed Equity Interest, or within ten (10) days thereof. In the event that any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

        3. CANCELLATION OF INSTRUMENTS.

        On the Effective Date, the promissory notes, share certificates and other instruments (collectively, "Instruments") evidencing any Claim or Equity Interest (including, without limitation, the Senior Subordinated Note) shall be deemed canceled without further act or action, and the obligations of the Debtor under the agreements, indentures and certificates of designations governing such Claims or Equity Interests, as the case may be, shall be discharged, except for Debtor's obligations pursuant to this Plan and to BNY pursuant to Section 5.9 of the Plan for fees and expenses under the Senior Subordinated Note Indenture and the New Indenture (which fees and expenses shall constitute an Administrative Expense Claim in the Chapter 11 Case).

        Each holder of an Instrument evidencing a Claim or Equity Interest (other than holders of the Senior Subordinated Note) is required under the Plan to surrender such Instrument to the Reorganized Debtor, its designated agent or CMSS as transfer agent for the issuance of the New Common Stock, as the case may be, unless such requirement is waived in writing by the Reorganized Debtor. Unless waived by the Reorganized Debtor, no distribution of property under the Plan will be made to or on behalf of any such holders until such Instrument is received by the Reorganized Debtor, its designated agent or CMSS, as the case may be, or the unavailability of such Instrument is established to the reasonable satisfaction of the Reorganized Debtor. The Reorganized Debtor is authorized under the Plan to require any holder that is unable to surrender or cause to be surrendered any such Instrument to deliver an affidavit of loss and indemnity and/or furnish a bond in form and substance (including, without limitation, with respect to amount) reasonably satisfactory to the Reorganized Debtor. Any holder that fails within the later of one (1) year after the Confirmation Date and the date its Claim or Equity Interest becomes an Allowed Claim or Allowed Equity Interest, (i) if possible, to surrender or cause to be surrendered such Instrument, (ii) if requested, to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to the Reorganized Debtor, and (iii) if requested, to furnish a bond reasonably satisfactory to the Reorganized Debtor, shall be deemed to have forfeited all rights, Claims, Equity Interests and Causes of Action against the Debtor and Reorganized Debtor and will not be eligible to participate in any distribution under the Plan.

        4. DELIVERY OF DISTRIBUTIONS.

        Subject to Bankruptcy Rule 9010, all distributions to any holder of an Allowed Claim or an Allowed Equity Interest shall be made at the address of such holder as set forth on the Schedules Filed with the Bankruptcy Court or on the books and records of the Debtor or its agents, unless the Debtor, the Reorganized Debtor or its designated agent, as applicable, has been notified in writing of a change of address, including, without limitation, by the filing of a proof of Claim or interest by such holder that contains an address for such holder different from the address reflected on such Schedules for such holder. All distributions under the Plan of New Notes to holders of Allowed Senior Subordinated Note Holder Claims and Allowed General Unsecured Claims with respect to their Allowed Claims shall be made by the Bank of New York, as disbursing agent for the holders of such Allowed Claims. All distributions under the Plan of certificates for New Common Stock to holders of Allowed Senior Subordinated Note Holder Claims, Allowed General Unsecured Claims and Allowed Equity Interests shall be made by CMSS as transfer agent for the issuance of certificates for New Common Stock under the Plan to the holders of such Claims and Equity Interests. No payment of less than one hundred dollars ($100.00) (except for payments made pursuant to Sections 5.3(h), (i), or (j) of the Plan) shall be made by the Reorganized Debtor unless a request thereof is made in writing to the Reorganized Debtor or its designated agent, as the case may be. In the event that any distribution to any holder is returned as undeliverable, the Debtor, the Reorganized Debtor or its designated agent, as applicable, shall use reasonable efforts to determine the current address of such holder, including (i) by posting on the corporate web page of the Debtor or the Reorganized Debtor, as applicable, or comparable electronic medium, and (ii) by Filing with the Bankruptcy Court, a list of the names of all such holders, together with notice that such holders are entitled to receive a distribution pursuant to this Plan and a means for contacting the Debtor, the Reorganized Debtor or its designated agent, as applicable, to claim such distribution (the "Unclaimed Distribution Notice"). No distribution to such holder shall be made unless and until such holder has provided to the Debtor, the Reorganized Debtor or its designated agent, as applicable, the then current address of such holder, at which time such distribution shall be made to such holder without interest; provided that such distributions shall be deemed unclaimed property under Section 347(b) of the Bankruptcy Code at the expiration of 180 days from the first date upon which such Unclaimed Distribution Notice is published and Filed with the Bankruptcy Court. After such date, all unclaimed property or interest in property shall revert to the Reorganized Debtor, and the Claim of any other holder to such property or interest in property shall be discharged and forever barred.

        5. FRACTIONAL SHARES.

        No fractional shares of New Common Stock or fractional Warrants, and no Cash in lieu thereof, shall be distributed under the Plan. When any distribution on account of an Allowed Claim or Allowed Equity Interest pursuant to the Plan would otherwise result in the issuance of a number of shares of New Common Stock or Warrants that is not a whole number, the actual distribution of shares of New Common Stock or Warrants shall be rounded up or down to the nearest whole number, as the case may be. The total number of shares of New Common Stock or Warrants to be distributed to a Class of Claims or Equity Interests, as the case may be, will be adjusted as necessary to account for such rounding.

        6. SETOFFS AND RECOUPMENT.

        The Debtor or the Reorganized Debtor, as the case may be, may, but shall not be required to, set off against, or recoup from, any Claim (other than Senior Subordinated Note Holder Claims) and the payments to be made pursuant to the Plan in respect of such Claim (other than Senior Subordinated Note Holder Claims), any claims of any nature whatsoever that the Debtor or Reorganized Debtor may have against the Claimant; but neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtor or the Reorganized Debtor of any such claim it may have against such Claimant.

        7. EXCULPATION.

        Neither the Debtor, the Reorganized Debtor, nor the Creditors' Committee, nor BNY in its capacity as Trustee under the Senior Subordinated Note Indenture, nor the holders of Senior

Subordinated Note Holder Claims, nor any of their respective members, officers, directors, employees, advisors or agents shall have or incur any liability to any holder of a Claim or Equity Interest for any act or omission in connection with, related to, or arising out of, the Chapter 11 Case, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct or gross negligence, and, in all respects, the Debtor, the Reorganized Debtor, BNY in its capacity as Trustee under the Senior Subordinated
Note Indenture, the Creditors' Committee, each of the holders of Senior Subordinated Note Holder Claims, and each of their respective members, officers, directors, employees, advisors and agents, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan; provided, however, that, subject to Section 8.6 of the Plan, nothing contained in the Plan will serve to exculpate, satisfy, discharge or release any Cause of Action accruing to the Debtor and Debtor-in-Possession under Sections 547, 548 and 550 of the Bankruptcy Code against present or former officers, directors or employees of the Debtor in their capacities other than as present or former officers, directors or employees.

        8. RELEASE OF CLAIMS AGAINST OFFICERS AND DIRECTORS.

        Pursuant to Section 8.6 of the Plan, the acceptance of any distributions under the Plan by any holder of a Claim or Equity Interest shall constitute a waiver and release of any and all Causes of Action that such person or entity could have commenced against any officer or director of the Debtor, serving in such capacity on the Confirmation Date, that is based upon, related to or arising from any pre-Confirmation Date actions or omissions of such officers or directors in connection with or related to their capacities as officers or directors of the Debtor, to the fullest extent permitted under 11 U.S.C. Section 524(e) and applicable law.

        The staff of the Securities and Exchange Commission ("SEC") disputes the enforceability of the release contained in Section 8.6 of the Plan, on the ground, inter alia, that the release is unenforceable under 11 U.S.C. Section 524(e). The SEC has reserved its right to oppose confirmation of the Plan based on such objection.

        9. ALLOCATION OF PLAN DISTRIBUTIONS BETWEEN PRINCIPAL AND INTEREST.

        Except as otherwise expressly provided in the Plan, to the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall, for federal income tax purposes, be allocated to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the Claim, to accrued but unpaid interest.

        10. TERMINATION OF BNY'S DUTIES.

        Subsequent to the performance by BNY of the obligations required under the provisions of this Plan, the Confirmation Order and the Senior Subordinated
Note Indenture, BNY and its successors and assigns shall be relieved of all obligations under the Senior Subordinated Note Indenture.

E. RESOLUTION OF DISPUTED CLAIMS AND INTERESTS.

        1. OBJECTIONS TO CLAIMS AND INTERESTS.

        Except as otherwise provided for with respect to applications for professional compensation and reimbursement claims under Section 2.2 of the Plan, or otherwise ordered by the Bankruptcy Court after notice and a hearing, the Debtor or the Reorganized Debtor, as the case may be, shall have the exclusive right to make and File objections to Administrative Expense Claims, Claims and Equity Interests under the Plan. All objections will be litigated to Final Order; provided, however, that the Debtor or the Reorganized Debtor, as the case may be, will have the authority to compromise, settle, otherwise resolve or withdraw any objections, without approval of the Bankruptcy Court, but subject to the consent of the Creditors' Committee. Unless otherwise ordered by the Bankruptcy Court, the Debtor or the Reorganized Debtor, as the case may be, shall File all objections to Administrative Expense Claims that are the subject of proofs of Claim or requests for payment Filed with the Bankruptcy Court (other than applications for allowances of compensation and reimbursement of expenses), Claims and Equity Interests and serve such objections upon counsel for the Committee, BNY as Trustee under the New Indenture, and upon the holder as of the Record Date of the Administrative Expense Claim, Claim or Equity Interest as to which the objection is made, as soon as is practicable, but in no event after the later of (i) ninety (90) days after the Effective Date, and (ii) ninety (90) days after the proof of Claim, proof of Interest or request for payment of an Administrative Expense Claim is Filed, or such later date as may be approved by the Bankruptcy Court.

        2. DISPUTED CLAIMS RESERVE.

        On the Initial Distribution Date, the Reorganized Debtor shall reserve, or cause to be reserved, from the distributions to be made on such dates to the holders of Allowed Claims and/or Allowed Equity Interests in a particular Class, an amount of New Notes, New Common Stock, Series A Warrants, Series B Warrants, (in each case issued to the Reorganized Debtor) and/or the Class 4 Cash Payment, as the case may be, equal to 100% of any distributions of New Notes, New Common Stock, Series A Warrants, Series B Warrants and/or Class 4 Cash Payments to which holders of Disputed Claims and/or Disputed Equity Interests in such Class would be entitled under the Plan as of such dates as if such Disputed Claims and/or Disputed Equity Interests were Allowed Claims or Allowed Equity Interests in their Disputed Claim Amounts and/or Disputed Equity Interest Amounts, as the case may be (the "Reserve"). In accordance with Section 4.4(b) of the Plan regarding the Treatment of Allowed Class 4 Claims, if the calculation of the number of New Notes to be deposited in the Reserve on the Initial Distribution Date would result in a deposit of fractional New Notes (not in integral multiples of $1,000), then the Reorganized Debtor shall be deemed to have purchased for Cash, substantially simultaneously with the issuance of the New Notes on the Initial Distribution Date, any fractional portion of a New Note (determined after aggregating the value of all New Notes to be deposited in the Reserve on the Initial Distribution Date), and such Cash shall be deposited in the Reserve on the Initial Distribution Date, together with New Notes in an aggregate principal amount reduced by such purchased fractional portion of a New Note (such that the New Notes so deposited in the Reserve shall be in an integral multiple of $1,000) and the amount of Cash and New Notes so deposited in the Reserve shall be treated on each Subsequent Distribution Date as provided in Sections 5.3(i) and (j) of the Plan. Any fractional New Note deemed purchased by the Reorganized Debtor on the Initial Distribution Date in accordance with the immediately preceding proviso shall be issued to the Reorganized Debtor on the Initial Distribution Date and shall be the property of the Reorganized Debtor subject to no further restrictions or Claims under the Plan.

        3. CASH HELD IN RESERVE.

        Any Cash deposited in the Reserve on the Initial Distribution Date or paid on account of (i) dividends in respect of New Common Stock, (ii) interest in respect of New Notes, (iii) the Class 4 Cash Payment made pursuant to Section 5.3(h)(i) of the Plan shall be deposited in a segregated bank account or accounts in the name of the Reorganized Debtor and designated as held in trust for the benefit of holders of Disputed Claims and Disputed Equity Interests to the extent such Disputed Claims and/or Disputed Equity Interests are ultimately Allowed. Cash so deposited and held in the Reserve shall not constitute property of the Reorganized Debtor. The Reorganized Debtor shall invest the Cash held in the Reserve in a manner consistent with the investment guidelines set forth in the Plan Supplement. The Reorganized Debtor shall pay, or cause to be paid, out of the funds held in the Reserve, any tax imposed on the Reserve by any governmental unit with respect to income generated by the property held in the Reserve. The yield earned on such invested Cash (net of applicable taxes) shall be held in trust for the benefit of holders of Disputed Claims and Disputed Equity Interests to the extent such Disputed Claim or Disputed Equity Interest is ultimately Allowed. New Notes and New Common Stock held in the Reserve shall be held in trust by the Reorganized Debtor for the benefit of the potential Claimants of such securities and shall not constitute property of the Reorganized Debtor.

        4. DISTRIBUTIONS IN RESPECT OF DISPUTED CLAIMS AND DISPUTED EQUITY INTERESTS.

        The holder of a Disputed Claim or a Disputed Equity Interest that becomes an Allowed Claim or an Allowed Equity Interest subsequent to the Initial Distribution Date shall receive distributions from the Reserve in accordance with and pursuant to the terms of the Plan on the next Subsequent Distribution Date selected by the Reorganized Debtor during the Quarter that follows the Quarter during which such Disputed Claim becomes an Allowed Claim, or such Disputed Equity Interest becomes an Allowed Equity Interest, as the case may be, pursuant to a Final Order. Such distributions shall be made in accordance with the Plan based upon the distributions that would have been made to such holder under the Plan if the Disputed Claim had been an Allowed Claim or the Disputed Equity Interest had been an Allowed Equity Interest, as the case may be, on or prior to the Effective Date, without any post-Effective Date interest thereon, except for the amount of interest theretofore paid by the indenture trustee under the New Indenture on any New Notes actually distributed out of the Reserve in integral multiple(s) of $1,000 to such holders; and, in accordance with Section Section 4.4(b) and 5.3 of the Plan regarding the Treatment of Allowed Class 4 Claims, the Reorganized Debtor shall be deemed to have purchased for Cash from each such holder, substantially simultaneously with any distribution out of the Reserve to such holder, any fractional portion of New Notes that would otherwise be distributed out of the Reserve to such holder in respect of its Allowed Claim, so that each such holder shall receive an aggregate principal amount of New Notes equal to the nearest integral multiple of $1,000 that is less than or equal to its Pro Rata Share of New Notes, together with a Cash payment equal to the amount (if any) by which such Pro Rata Share exceeds such nearest integral multiple; and if any such Cash payment is to be made to any such holder in lieu of any fractional portion of a New Note, such payment shall be made first from any Cash then held in the Reserve and not attributable to any New Common Stock and not constituting any payment of interest theretofore made in respect of New Notes under the New Indenture and thereafter, if and to the extent such Cash held in the Reserve is insufficient, from the Reorganized Debtor's general corporate funds. Any fractional New Notes deemed purchased by the Reorganized Debtor in accordance with this Section shall be the property of the Reorganized Debtor that is no longer held in the Reserve, shall be issued to the Reorganized Debtor to the extent of integral multiples of $1,000, and shall (whether or not issued to the Reorganized Debtor) be subject to no further restrictions or Claims under the Plan. Notwithstanding any provision of the Plan, if any portion of a Claim or Equity Interest is a Disputed Claim or Equity Interest, no payment or distribution provided thereunder shall be made on account of such Claim or Equity Interest unless and until such Disputed Claim or Disputed Equity Interest becomes an Allowed Claim or Allowed Equity Interest, as the case may be.

        5. FINAL DISTRIBUTION OF AMOUNTS HELD IN RESERVE.

        Upon resolution of objections to all Disputed Claims, any New Notes and New Common Stock held in the Reserve will be distributed on a final distribution date to holders of Allowed Claims in Class 4 ("Allowed Class 4 Claimants") so that each such Claimant shall receive it s Pro Rate Share in accordance with
Section 5.3(j) of the Plan, together with any Cash held in Reserve on account of the New Notes and/or the Class 4 Cash Payment made pursuant to Section 5.3(h)(i) of the Plan. The Reorganized Debtor shall be deemed to have purchased for Cash from each such Allowed Class 4 Claimant on such final distribution date any fractional portions of New Notes that would otherwise be distributed to such Allowed Class 4 Claimants on account of their Pro Rata Shares, so that each Allowed Class 4 Claimant shall receive New Notes on such final distribution date only in an aggregate principal amount equal to the nearest integral multiple of $1,000 that is less than or equal to its Pro Rata Share of such remaining New Notes, together with a payment in Cash on such final distribution date equal to the amount (if any) by which its actual Pro Rata Share exceeds such nearest integral multiple. Any Cash payments to be made to any such Allowed Class 4 Claimants in lieu of fractional portions of New Notes shall be made first from any Cash then held in the Reserve and not attributable to any New Common Stock and thereafter, if and to the extent such Cash held in the Reserve is insufficient, from the Reorganized Debtor's general corporate funds. Any such Cash not so applied to the purchase of fractional New Notes and remaining in the Reserve on the final distribution date shall be distributed to such Allowed Class 4 Claimants so that each receives its Pro Rata Share of such Cash. Any fractional New Notes deemed purchased by the Reorganized Debtor on the final distribution date shall be issued to the Reorganized Debtor and shall be the property of the Reorganized Debtor subject to no further restrictions or Claims under the Plan. The Reorganized Debtor may, in its discretion, pay Cash to any Allowed Class 4 Claimant from the Reorganized Debtor's general corporate funds in lieu of New Notes in order to effect a final distribution of New Notes in integral multiples of $1,000 so that the aggregate of all fractional portions of New Notes constituting property of the Reorganized Debtor shall also be in an integral multiple of $1,000. Upon resolution of objections to all Disputed

Claims and Disputed Equity Interests, and New Common Stock held in Reserve, together with any Cash held in Reserve on account of such New Common Stock, will be distributed Pro Rata to the holders of Allowed Class 4 Claimants and Allowed Class 6 Equity Interests so as to maintain the 95:5 ratio of ownership contemplated by the Plan. Any Series A Warrants and Series B Warrants held in the Reserve will be distributed to holders of Allowed Class 6 Equity Interests on a Pro Rata basis.

F. EXECUTORY CONTRACTS AND UNEXPIRED LEASES.

        Pursuant to Sections 365(a) and 1123(b)(2) of the Bankruptcy Code, all executory contracts and unexpired leases entered into prior to the Commencement Date that exist between the Debtor and any person shall be assumed or rejected by the Debtor or Reorganized Debtor as of the Effective Date in accordance with
Section 6.1 of the Plan and Exhibits "E" and "F" hereto. The Plan provides that any executory contract or unexpired lease (i) which has been assumed pursuant to a Final Order of the Bankruptcy Court entered prior to the Confirmation Date,
(ii) which has been rejected pursuant to a Final Order of the Bankruptcy Court entered prior to the Confirmation Date, or (iii) as to which a motion for approval of the assumption or rejection of such executory contract or unexpired lease has been Filed and served prior to the Confirmation Date shall be rejected or assumed in accordance with such motion or Final Order. The Debtor or Reorganized Debtor, as the case may be, reserves the right, on or prior to the Confirmation Date, to amend Exhibits "E" and "F" to delete any executory contract or unexpired lease therefrom or add any executory contract or unexpired lease thereto. The Debtor shall provide notice of any such amendments to the parties to the unexpired lease(s) and/or executory contract(s) affected thereby. The fact that any contract or lease is listed on Exhibit "E" or "F" shall not constitute or be construed to constitute an admission by the Debtor that the Debtor has any liability thereunder.

        All Claims arising from the rejection of an executory contract or unexpired lease shall be evidenced by the filing of a properly executed proof of Claim form and Filed with the Bankruptcy Court within thirty (30) days of the later of (i) notice of entry of an order approving the rejection of such executory contract or unexpired lease, (ii) notice of entry of the Confirmation Order, and (iii) notice of an amendment to Exhibits "E" and/or "F" hereto. Any such proof of Claim must also be served on counsel for the Debtor or counsel for the Reorganized Debtor, as the case may be. Failure to File a proof of Claim on or before such deadline shall result in disallowance in full of any such Claim and the holder of such Claim shall be forever barred from asserting such Claim against the Debtor or Reorganized Debtor and its respective successors and assets or properties. Under the Plan, the Debtor or the Reorganized Debtor shall have until sixty (60) days after a proof of Claim is Filed in accordance with
Section 6.1 of the Plan to File an objection to such Claim.

G. CONDITIONS TO CONFIRMATION AND EFFECTIVE DATE.

        1. CONDITIONS.

        The Plan shall not become effective unless and until the following conditions shall have been satisfied in full or waived in accordance with the provisions specified below:

        o the aggregate of (i) the amount of all Allowed General Unsecured Claims and (ii) the total of the Disputed Claim Amount of any Disputed General Unsecured Claims shall not exceed $15,000,000;

        o the Confirmation Order, in form and substance reasonably acceptable to the Debtor and the Creditors' Committee, shall have been signed by the judge presiding over the Chapter 11 Case, and there shall not be a stay or injunction in effect with respect thereto;

        o all actions, documents and agreements necessary to implement the Plan shall have been effected or executed;

        o the Debtor shall have received all authorizations, consents, regulatory approvals, rulings, letters, no-action letters, opinions or documents that are determined by the Debtor to be necessary to implement the Plan;

        o all Exhibits to the Disclosure Statement, including all documents, agreements and instruments contained in the Plan Supplement, shall be in form and substance reasonably acceptable to the Debtor and the Creditors' Committee; and

        o each of the following shall have been effected or executed (including, without limitation, the filing of such documents with any applicable state or federal regulatory agency to cause such documents to become effective):

               (1)     the Plan of Merger;

               (2)     the Certificate of Incorporation;

               (3)     the Bylaws;

               (4)     the New Indenture and the New Notes;

               (5) the investment guidelines for Cash held in Reserve under the Plan in respect of Disputed Claims;

               (6)     the issuance of the Series A Warrants;

               (7)     the issuance of the Series B Warrants;

               (8)     the Series A Warrant Agreement;

               (9)     the Series B Warrant Agreement;

               (10)    the Registration Rights Agreement; and

               (11) the issuance of 6,106,665 shares of New Common Stock and the reserving of 804,454 shares of New Common Stock to be issued on account of the Series A Warrants and the Series B Warrants.

        2. EFFECT OF FAILURE OF CONDITIONS.

        In the event that one or more of the conditions specified in Section
10.1 of the Plan have not occurred and have not been waived in accordance with the Plan on or before three (3) months after the Confirmation Date, and upon notification submitted by the Debtor to the Bankruptcy Court, (a) the Confirmation Order shall be vacated, (b) no distributions under the Plan shall be made, (c) the

Debtor and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred, and (d) the Debtor's obligations with respect to the Claims and Equity Interests shall remain unchanged and nothing contained herein shall constitute or be deemed a waiver or release of any Claims or Equity Interests by or against the Debtor or any other person or to prejudice in any manner the rights of the Debtor or any person in any further proceedings involving the Debtor.

        3. WAIVER OF CONDITIONS.

        The Debtor may, with the consent of the Creditors' Committee, waive, by a writing signed by an authorized representative of the Debtor and subsequently Filed with the Bankruptcy Court, one or more of the conditions precedent to effectiveness of the Plan set forth in Section 10.3 of the Plan.

H. EFFECT OF CONFIRMATION.

        1. VESTING OF ASSETS.

        On the Effective Date, the Debtor, its properties and interests in property and its operations shall be released from the custody and jurisdiction of the Bankruptcy Court, and the estate of the Debtor shall vest in the Reorganized Debtor. From and after the Effective Date, the Reorganized Debtor may operate its business and may use, acquire and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules, subject to the terms and conditions of the Plan. As of the Effective Date, all property of the Debtor and Reorganized Debtor shall be free and clear of all liens, claims and interests of holders of Claims and Equity Interests, except as provided in the Plan.

        2. BINDING EFFECT.

        Except as otherwise provided in Section 1141(d)(3) of the Bankruptcy Code and subject to the occurrence of the Effective Date, on and after the Confirmation Date, the provisions of the Plan shall bind any holder of a Claim against, or Equity Interest in, the Debtor and such holder's respective successors and assigns, whether or not the Claim or Equity Interest of such holder is impaired under the Plan and whether or not such holder has accepted the Plan.

        3. DISCHARGE OF DEBTOR.

        The rights afforded and the treatment of all Claims and Equity Interests under the Plan shall be in exchange for and in complete satisfaction, discharge and release of Claims and Equity Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Commencement Date, against the Debtor and the Debtor-in-Possession, or any of its assets or properties. Except as otherwise provided in the Plan, on the Effective Date, all such Claims against and Equity Interests in the Debtor shall be satisfied, discharged, and released in full, and all persons shall be precluded from asserting against the Reorganized Debtor, its successors, assigns, or its or their assets or properties any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

        4. TERMS OF INJUNCTIONS OR STAYS.

        Except as otherwise expressly provided in the Plan or the Confirmation Order, all entities who have held, hold or may hold Claims against or Equity Interests in the Debtor, are permanently enjoined, on and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kind against the Debtor or the Reorganized Debtor or any successor thereto with respect to any such Claim or Equity Interest, (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order against the Debtor on account of any such Claim or Equity Interest, (c) creating, perfecting or enforcing any encumbrance of any kind against the Debtor or against the property or interests in property of the Debtor on account of any such Claim or Equity Interest, and (d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from the Debtor or against the property or interests in property of the Debtor on account of any such Claim or Equity Interest. Such injunction shall extend to successors of the Debtor (including, without limitation, the Reorganized Debtor) and its respective properties and interests in property.

I. RETENTION OF JURISDICTION BY THE BANKRUPTCY COURT.

        The Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, arising under and related to, the Chapter 11 Case and the Plan pursuant to, and for the purposes of, Sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes: (a) to determine any and all objections to and proceedings involving the allowance, estimation, classification and subordination of Claims or Equity Interests; (b) to determine any and all applications for allowances of compensation and reimbursement of expenses and any other fees and expenses authorized to be paid or reimbursed under the Bankruptcy Code or the Plan; (c) to determine the terms for the rejection or assumption of executory contracts or unexpired leases or for the assumption and assignment, as the case may be, of executory contracts or unexpired leases to which the Debtor is a party or with respect to which the Debtor may be liable, and to hear and determine, and if need be to liquidate, any and all Claims arising therefrom including the determination of defaults required to be cured; (d) to determine any and all applications, adversary proceedings and contested or litigated matters initiated or asserted by the Debtor on or prior to Effective Date and initiated or asserted by the Debtor subsequent to the Effective Date and arising under Chapter 11 of the Bankruptcy Code or arising in or related to the Debtor's Chapter 11 Case; including, but not limited to, (1) Causes of Action to avoid or recover transfers (including fraudulent or preferential transfers) of the Debtor's property pursuant to Sections 542 through 553 of the Bankruptcy Code or applicable state law, (2) claims and Causes of Action arising from the prepetition activities of the Debtor, whether arising by statute or common law, whether arising under the laws of the United States, New York, or any other state having jurisdiction over any claim or controversy, and whether maintainable against third parties, affiliates or insiders of the Debtor, (3) claims, Causes of Action and other litigation that may adversely impact or affect the Reorganized Debtor's property, (4) contests to Claims, and (5) proceedings involving offsets against Claims; (e) to issue orders, determinations, and rulings regarding the valuation, recovery, disposition, distribution, operation, or use of the Debtor's property, including claims to recover preferences, fraudulent conveyances, or damages of any type from any person, and whether initiated prior to or after the Effective Date; (f) to determine any and all applications, claims, Causes of Action, adversary proceedings, and contested or litigated matters that may be commenced by the Reorganized Debtor subsequent to the Effective Date; (g) to consider any modifications of the Plan, remedy any defect or omission or reconcile any inconsistency in any order of the Bankruptcy Court, including the Confirmation Order, to the extent authorized by the Bankruptcy Code; (h) to determine all controversies, suits and disputes that may arise in connection with the interpretation, enforcement, or consummation of the Plan, the Plan documents and agreements executed in connection therewith or any person's obligations under the Plan or any documents and agreements executed in connection therewith; (i) to consider and act on the compromise and settlement of any Claim against or Cause of Action by or against the Debtor; (j) to issue such orders in aid of execution of the Plan to the extent authorized by Section 1142 of the Bankruptcy Code; (k) to enter a Final Decree under Bankruptcy Rule 3022 terminating the Chapter 11 Case; (l) to determine such other matters as may be set forth in the Confirmation Order or which may arise in connection with the Plan, the Confirmation Order or the Effective Date; (m) to enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified or vacated; (n) to recover all assets of the Debtor and property of the Debtor's Estate, wherever located; (o) to hear and determine matters concerning federal, state and local taxes in accordance with Sections 346, 505 and 1146 of the Bankruptcy Code; and (p) to hear any other matter not inconsistent with the Bankruptcy Code.

J. SUBORDINATION RIGHTS.

        Subject to the provisions of Section 5.12 of the Plan, the distributions to the holders of Senior Subordinated Note Holder Claims shall not be subject to levy, garnishment, attachment or other legal process by any holder of Senior Indebtedness (as such term is defined in each of the Senior Subordinated Note Indentures) by reason of claimed contractual subordination rights. On the Effective Date, all creditors shall be deemed to have waived any and all contractual subordination rights which they may have with respect to such distributions, except with respect to the Park Subordinated Note, issued by the Debtor to Park. In the Confirmation Order, the Bankruptcy Court shall permanently enjoin, effective as of the Confirmation Date, all holders of Senior Indebtedness from enforcing or attempting to enforce any such rights with respect to such distributions to the subordinated creditors, including the holders of the Senior Subordinated Note Holder Claims.

K. SUMMARY OF OTHER PROVISIONS OF THE PLAN.

        The following paragraphs summarize certain other significant provisions of the Plan. The Plan should be referred to for the complete text of these and other provisions of the Plan.

        1. PAYMENT OF STATUTORY FEES.

        The Reorganized Debtor shall timely pay post-confirmation quarterly fees assessed pursuant to 28 U.S.C. Section 1930(a)(6) until such time as this Bankruptcy Court enters a final decree closing this

Chapter 11 Case, or enters an order either converting this Chapter 11 Case to a case under Chapter 7 or dismissing this Chapter 11 Case. After Confirmation, the Reorganized Debtor shall File with this Bankruptcy Court and shall serve on the U.S. Trustee a financial report for each quarter, or portion thereof, that this Chapter 11 Case remains open in a format prescribed by the U.S. Trustee.

        2. ADMINISTRATIVE EXPENSES INCURRED AFTER THE CONFIRMATION DATE.

        From and after the Confirmation Date, the Debtor and Reorganized Debtor shall, in the ordinary course of business and without the necessity for any approval by the Bankruptcy Court, pay the reasonable fees and expenses of professional persons thereafter incurred by the Debtor and Reorganized Debtor, including, without limitation, those fees and expenses incurred in connection with the implementation and consummation of the Plan.

        3. SECTION 1125(e) OF THE BANKRUPTCY CODE.

        As of the Confirmation Date, the Debtor shall be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code. The Debtor, BNY in its capacity as Trustee under the Senior Subordinated Note Indenture, each of the holders of Senior Subordinated Note Holder Claims and each of the members of the Creditors' Committee (and each of their respective affiliates, agents, directors, officers, employees, investment bankers, financial advisors, attorneys and other professionals) shall be deemed to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of the securities under the Plan, and therefore will not be, and on account of such offer, issuance and solicitation, liable at any time for the violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or the offer and issuance of securities under the Plan.

        4. COMPLIANCE WITH TAX REQUIREMENTS.

        In connection with the consummation of the Plan, the Debtor or the Reorganized Debtor, as the case may be, shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements.

        5. SEVERABILITY OF PLAN PROVISIONS.

        In the event that the Bankruptcy Court determines, prior to the Confirmation Date, that any provision in the Plan is invalid, void or unenforceable, such provision shall be invalid, void or unenforceable with respect to the holder or holders of such Claims or Equity Interests as to which the provision is determined to be invalid, void or unenforceable. The invalidity, voidness or unenforceability of any such provision shall in no way limit or affect the enforceability and operative effect of any other provision of the Plan.

        6. GOVERNING LAW.

        Except to the extent the Bankruptcy Code, Bankruptcy Rules or other federal law is applicable, or to the extent an Exhibit to the Disclosure Statement or other document executed in connection with the Plan provides otherwise, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflicts of law of such jurisdiction.

        7. EXEMPTION FROM TRANSFER TAXES.

        Pursuant to Section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including, without limitation, any merger agreements or agreements of consolidation, deeds, bills of sale or assignments executed in connection with any of the transactions contemplated under the Plan shall not be subject to any sale and use, stamp, real estate transfer, mortgage recording or other similar tax.

        8. INJUNCTION REGARDING WORTHLESS STOCK DEDUCTION.

        At the Confirmation Hearing, the Debtor shall request that the Bankruptcy Court include in the Confirmation Order a provision enjoining any "50-percent shareholder" of the Debtor within the meaning of section 382(g)(4)(D) of the Internal Revenue Code of 1986, as amended, from claiming a worthless stock deduction with respect to its Equity Interest for any taxable year of such shareholder ending prior to the Effective Date.

        9. CORPORATE ACTION.

        On the Effective Date, all matters provided for under the Plan that would otherwise require approval of the stockholders or directors of one or more of the Debtor or Reorganized Debtor or their successors in interest under the Plan, including, without limitation, the Reincorporation Merger and Plan of Merger, the authorization of 150 million shares of New Common Stock, the issuance of up to 6,911,119 (including 804,454 shares of New Common Stock reserved for issuance upon the exercise of the Warrants) shares of New Common Stock, the issuance of the Series A Warrants and the Series B Warrants, the issuance of the New Notes, the authorization, approval and effectiveness of the Certificate of Incorporation and the Bylaws, the investment guidelines for Cash held in Reserve under the Plan in respect of Disputed Claims, the Series A Warrant Agreement, the Series B Warrant Agreement, the execution and delivery of the New Indenture, and the election or appointment, as the case may be, of directors and officers of the Reorganized Debtor pursuant to the Plan shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to the applicable general corporation law of the state in which the Debtor or Reorganized Debtor is incorporated, without any requirement of further action by the stockholders or directors of the Debtor or Reorganized Debtor.

        10. REVOCATION OR WITHDRAWAL OF THE PLAN.

        Pursuant to the Plan, the Debtor reserves the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Debtor revokes or withdraws the Plan prior to the Confirmation Date, then the Plan shall be deemed null and void. In such event, nothing contained herein shall constitute or be deemed a waiver or release of any claims by or against the Debtor or any other person or to prejudice in any manner the rights of the Debtor or any person in any further proceedings involving the Debtor.

        11. AMENDMENT OR MODIFICATION OF THE PLAN.

        Alterations, amendments or modifications of the Plan may be proposed in writing by the Debtor, with the consent of the Creditors' Committee, at any time prior to the Confirmation Date, provided that the Plan, as altered, amended or modified, satisfies the conditions of Sections 1122 and 1123 of the Bankruptcy Code, and the Debtor shall have complied with Section 1125 of the Bankruptcy Code. The Plan may be altered, amended or modified at any time after the Confirmation Date and before substantial consummation, provided that the Plan, as altered, amended or modified, satisfies the requirements of Sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan, as altered, amended or modified, under Section 1129 of the Bankruptcy Code and the circumstances warrant such alterations, amendments or modifications. A holder of a Claim or Equity Interest that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim or Equity Interest of such holder.

        12. TERMINATION OF CREDITORS' COMMITTEE.

        The appointment of the Creditors' Committee shall terminate on the later of the Effective Date or the date on which all applications for final allowances of compensation and reimbursement of expenses have been granted or denied by Final Order.

        13. COMPENSATION AND BENEFIT PROGRAMS.

        Except as otherwise provided in Section 7.4(b) of the Plan, all ordinary course employment and severance practices and policies, all insurance programs and policies, and all ordinary course compensation and benefit plans, policies, and programs of the Debtor applicable to its directors, officers or employees as of the Confirmation Date, including, without limitation, all savings plans, retirement plans, health care plans, severance benefit plans, indemnity agreements, incentive plans, workers' compensation programs and life, disability and other insurance plans not assumed or rejected by the Debtor pursuant to a Final Order of the Bankruptcy Court entered prior to the Effective Date are treated as executory contracts under the Plan and will be assumed pursuant to Sections 365(a) and 1123(b)(2) of the Bankruptcy Code. The Debtor believes that the amount of coverage available under directors and officers insurance policies aggregates approximately $35 million.

                                       VI.
                     CONFIRMATION AND CONSUMMATION PROCEDURE

        Under the Bankruptcy Code, the following steps must be taken to confirm the Plan:

A. SOLICITATION OF VOTES.

        In accordance with Sections 1126 and 1129 of the Bankruptcy Code, the Claims in Classes 4 (Senior Subordinated Note Holder Claims and General Unsecured Claims)and 7 (Convenience Claims), and the Equity Interests in Class 6 are impaired and the holders of Allowed Claims and Allowed Equity Interests in each of such Classes are entitled to vote to accept or reject the Plan. Claims in Classes 1 (Other Priority Claims), 2 (Secured Tax Claims), 3 (Miscellaneous Secured Claims) and 5 (Intercompany Claims) are unimpaired and the holders of Allowed Claims in each of such Classes are conclusively presumed to have accepted the Plan and the solicitation of acceptances with respect to such Classes is not required under Section 1126(f) of the Bankruptcy Code.

        As to classes of claims entitled to vote on a plan, the Bankruptcy Code defines acceptance of a plan by a class of creditors as acceptance by holders of at least two-thirds in dollar amount and more than one-half in number of the claims of that class that have timely voted to accept or reject a plan. As to classes of equity interests entitled to vote on a plan, the Bankruptcy Code defines acceptance of a plan by a class of equity interests as acceptance by at least two-thirds of the allowed equity interests that have timely voted to accept or reject a plan. A vote may be disregarded if a bankruptcy court determines, after notice and a hearing, that such acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

B. THE CONFIRMATION HEARING.

        The Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a confirmation hearing. The Confirmation Hearing in respect of the Plan has been scheduled for December 8, 2000 at 9:30 a.m., Central Time, before the Honorable Karen B. Brown, United States Bankruptcy Judge, at the United States Bankruptcy Court, Courtroom 10A, 515 Rusk, Houston, Texas. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing. Any objection to confirmation must be made in writing and specify in detail the name and address of the objector, all grounds for the objection and the amount of the Claim or number of shares of stock of the Debtor held by the objector. Any such objection must be Filed with the Bankruptcy Court and served upon the parties listed on the Bankruptcy Rule 2002 Service List and by hand-delivery or facsimile upon the following parties on or before December 4, 2000 at 4:00 P.M., Central Standard Time:

Debtor
Mr. Robert Smith
Chief Executive Officer
Paracelsus Healthcare Corporation
515 W. Greens Road, Suite 500
Houston, Texas 77067
Telephone:     (281) 774-5100
Facsimile:     (281) 774-5110

Counsel for the Debtor
Hugh Ray
Douglas G. Walter
ANDREWS & KURTH L.L.P.
600 Travis Street, Suite 4200
Houston, Texas  77002
Telephone:     (713) 220-4200
Facsimile:     (713) 220-4285

Office of the United States Trustee
Hector Duran
United States Trustee
515 Rusk, Suite 3516
Houston, Texas  77002
Telephone:     (713) 718-4664
Facsimile:     (713) 718-4670

Counsel for the Creditors' Committee

WACHTELL, LIPTON, ROSEN & KATZ               BRACEWELL & PATTERSON, LLP
Chaim J. Fortgang                            Alfredo Perez
Seth Gardner                                 711 Louisiana Street
51 West 52nd Street                          Suite 2900
New York, New York  10019-6150               Houston, Texas  77002-2781
Telephone:     (212) 403-1000                Telephone:     (713) 223-2900
Facsimile:     (212) 403-2000                Facsimile:     (713) 222-3232

Securities & Exchange Commission

Jolene Wise
Securities & Exchange Commission
500 West Madison Street, Suite 1400
Chicago, Illinois  60661
Telephone:     (312) 353-7390
Facsimile:     (312) 353-7398

         Objections to confirmation of the Plan are governed by Bankruptcy Rule 9014.

C. CONFIRMATION.

         At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the requirements of Section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation of a plan are that the plan is (i) accepted by all impaired classes of claims and equity interests or, if rejected by an impaired class, that the plan "does not discriminate unfairly" and is "fair and equitable" as to such class, (ii) feasible and (iii) in the "best interests" of creditors and stockholders which are impaired under the plan.

         1. ACCEPTANCE.

         Classes 4, 6 and 7 of the Plan are impaired under the Plan and are entitled to vote to accept or reject the Plan. The Debtor reserves the right to seek nonconsensual confirmation of the Plan with respect to any Class of Claims or Equity Interests that is entitled to vote to accept or reject the Plan if such Class rejects the Plan.

         2. UNFAIR DISCRIMINATION AND FAIR AND EQUITABLE TESTS.

         To obtain nonconsensual confirmation of the Plan, it must be demonstrated to the Bankruptcy Court that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to each impaired, nonaccepting Class. The Bankruptcy Code provides a non-exclusive definition of the phrase "fair and equitable." The Bankruptcy Code establishes "cram down" tests for secured creditors, unsecured creditors and equity holders, as follows:

                  (a) Secured Creditors. Either (i) each impaired secured creditor retains its liens securing its secured claim and receives on account of its secured claim deferred Cash payments having a present value equal to the amount of its Allowed Secured Claim, (ii) each impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim, or (iii) the property securing the claim is sold free and clear of liens with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds is provided in clause (i) or (ii) of this subparagraph.

                  (b) Unsecured Creditors. Either (i) each impaired unsecured creditor receives or retains under the Plan property of a value equal to the amount of its Allowed Claim, or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the Plan.

                  (c) Equity Interests. Either (i) each holder of an Equity Interest will receive or retain under the Plan property of a value equal to the greatest of the fixed liquidation preference to which such holder is entitled, the fixed redemption price to which such holder is entitled or the value of the interest, or (ii) the holder of an interest that is junior to the nonaccepting class will not receive or retain any property under the Plan.

         The Debtor believes that the Plan and the treatment of all Classes of Claims and Equity Interests under the Plan satisfy the foregoing requirements for nonconsensual confirmation of the Plan.

         3. FEASIBILITY.

         The Bankruptcy Code requires that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization of the Debtor. For purposes of determining whether the Plan meets this requirement, the Debtor has analyzed its ability to meet its obligations under the Plan. As part of this analysis, the Debtor has prepared projections (the "Financial Projections") of its financial performance for each of the five (5) fiscal years following the year of confirmation of the Plan (the "Projection Period"). The Financial Projections, and the assumptions on which they are based, are included in the Financial Information and Projections annexed hereto as Exhibit "G". Based upon the Financial Projections, the Debtor believes that it will be able to make all payments required pursuant to the Plan and, therefore, that confirmation of the Plan is not likely to be followed by the liquidation or the need for further reorganization of the Debtor.

         The financial information and projections appended to the Disclosure Statement include for fiscal 2000 and each of the five (5) fiscal years in the Projection Period:

         o Pro Forma Condensed, Consolidated Balance Sheet of the Reorganized Debtor as of October 31, 2000;

         o Projected Condensed, Consolidated Balance Sheets of the Reorganized Debtor for each of the fiscal years through fiscal year 2005;

         o Projected Consolidated Statement of Operations of the Reorganized Debtor for each of the fiscal years through fiscal year 2005; and

         o Projected Consolidated Cash Flow Statements of the Reorganized Debtor for each of the fiscal years through fiscal year 2005.

         The pro forma financial information and the Financial Projections are based on the assumption that the Plan will be confirmed by the Bankruptcy Court and, for projection purposes, that the Effective Date under the Plan and the initial distributions thereunder take place as of October 31, 2000.

         The Debtor has prepared its Financial Projections based upon certain assumptions which it believes to be reasonable under the circumstances. Those assumptions considered to be significant are described in the Financial Information and Projections, annexed hereto as Exhibit "G". The Financial Information and Projections have not been examined, compiled or audited by independent accountants. The Debtor makes no representation as to the accuracy of the Financial Projections or its ability to achieve the projected results. Many of the assumptions on which the Financial Projections are based are subject to significant uncertainties. Inevitably, some assumptions will not materialize and unanticipated events and circumstances may affect the actual financial results. Therefore, the actual results achieved throughout the Projection Period may vary from the projected results and the variations may be material. All holders of Claims and Equity Interests that are entitled to vote to accept or reject the Plan are urged to examine carefully all of the assumptions on which the Financial Projections are based in evaluating the Plan.

         4. BUSINESS STRATEGY - OVERVIEW.

         Confirmation of the Plan and implementation of the restructuring of Paracelsus' indebtedness as contemplated therein will allow the Debtor to continue its business operations and to execute its business plan, developed by the Debtor's management, that management believes will reinvigorate the Debtor's business. The Debtor's management has already begun to implement this business plan by, among other things, replacing its remaining $11.45 million letters of credit facility previously with BNP/Paribas and prior off-balance sheet working capital credit facility previously with Barclays Bank PLC with the $62 million CIT/Heller Secured Credit Facility.

         In addition, the Debtor has implemented several critical initiatives focused on improving financial performance and assuring the continued provision of quality services to patients. These include:

         o A broad range revenue cycle management program has begun in every hospital with a goal of reducing accounts receivable and increasing net revenue and cash receipts on a daily and monthly basis.

         o Stronger efforts in the area of resource utilization have begun throughout the PHS Group, geared toward reducing daily operating costs by focusing primarily on improved management in high cost areas of hospital operations (i.e. pharmaceuticals, surgical supplies, utilities and telecommunications). These efforts have engaged personnel at every level of the operations, including the physicians who utilize these services.

         o A program implemented throughout the PHS Group to benchmark the facilities quality performances to that of the top 25th Percentile of the nations Top 100 hospitals nationwide. This is a three-year initiative to assure focused customer service, timely and appropriate provision of medical care and reduction of errors.

         o The formulation of medical staff development plans for every market, in view of the complete dependency that hospitals have on the utilization of their services by members of their medical staff. These plans address replacement of retiring physicians, addition of new physicians to already busy practices, and increasing the numbers and types of specialty physicians within each market.

         o Identification of near and long term growth plans to increase the sophistication and specialization for each of the facilities. These plans include the broadening of services appropriate to each market in such areas as cardiology, orthopedics, oncology, surgical specialization and expanded diagnostic and emergency room capabilities.

         o Development of additional medical office buildings in growing markets (i.e. Mesquite, Texas and Milton, Florida).

         o Termination of physician practice ownership where feasible and not required by market conditions.

         o Financial reporting improvement processes throughout the PHS Group, including implementation of a rolling four quarter forecast process.

         5. BEST INTERESTS TEST.

         With respect to each impaired Class of Claims and Equity Interests, confirmation of the Plan requires that each holder of a Claim or Equity Interest either (i) accept the Plan, or (ii) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive or retain if the Debtor was liquidated under Chapter 7 of the Bankruptcy Code. To determine what holders of Claims and Equity Interests of each impaired Class would receive if the Debtor was liquidated under Chapter 7, the Bankruptcy Court must determine the dollar amount that would be generated from the liquidation of the Debtor's assets and properties in the context of a Chapter 7 liquidation case. The Cash amount which would be available for satisfaction of Unsecured Claims and Equity Interests would consist of the proceeds resulting from the disposition of the unencumbered assets of the Debtor, augmented by the unencumbered Cash held by the Debtor at the time of the commencement of the liquidation case. Such Cash amount would be reduced by the amount of the costs and expenses of the liquidation and by such additional administrative and priority claims that may result from the termination of the Debtor's business and the use of Chapter 7 for the purposes of liquidation.

         The Debtor's costs of liquidation under Chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those which might be payable to attorneys and other professionals that such a trustee would likely engage. In addition, claims would arise by reason of the breach or rejection of obligations incurred and leases and executory contracts assumed or entered into by the Debtor in Possession during the pendency of the Chapter 11 Case.

         In addition, in a Chapter 7 liquidation, Allowed Intercompany Claims against the Debtor would be required to be satisfied from the Debtor's bankruptcy estate as an incident of the liquidation. Distributions on account of Allowed Intercompany Claims (which the Debtor estimates aggregate approximately $104.6 million) will thus considerably dilute and reduce distributions to other unsecured creditors of the Debtor and will preclude any distributions to holders of Equity Interests in the Debtor. The Plan does not require distributions be made on account of Allowed Intercompany Claims as of the Effective Date, thereby enhancing the recovery of General Unsecured Claims. Intercompany Claims, which are classified as Class 5 under the Plan, are instead treated as unimpaired under Section 1124 of the Bankruptcy Code, and retain their legal, equitable and contractual rights.

         The foregoing types of claims and other claims which may arise in a liquidation case or result from the pending Chapter 11 Case, including any unpaid expenses incurred by the Debtor-in-Possession during the Chapter 11 Case, such as compensation for attorneys, financial advisors and accountants, would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay prepetition General Unsecured Claims.

         To determine if the Plan is in the best interests of each impaired Class, the present value of the distributions from the proceeds of the liquidation of the Debtor's unencumbered assets and properties, after subtracting the amounts attributable to the foregoing Claims, are then compared with the value of the property offered to such Classes of Claims and Equity Interests under the Plan.

         After considering the effects that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in a Chapter 11 Case, including (i) the increased costs and expenses of a liquidation under Chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (ii) the erosion in value of assets in a Chapter 7 case in the context of the expeditious liquidation required under Chapter 7 and the "forced sale" atmosphere that would prevail and (iii) the substantial increases in Claims which would be satisfied on a priority basis or on parity with creditors in the Chapter 11 Case, the Debtor has determined that confirmation of the Plan will provide each holder of an Allowed Claim or Equity Interest with a recovery that is not less than such holder would receive pursuant to liquidation of the Debtor under Chapter 7 liquidation.

         The Debtor also believes that the value of any distributions to each Class of Allowed Claims in a Chapter 7 case, including all Miscellaneous Secured Claims, would be less than the value of distributions under the Plan because such distributions in a Chapter 7 case would not occur for a substantial period of time. It is likely that distribution of the proceeds of the liquidation could be delayed after the completion of such liquidation in order to resolve Claims and prepare for distributions. In the likely event that litigation was necessary to resolve claims asserted in the Chapter 7 case, the delay could be prolonged.

         The Debtor's Liquidation Analysis is attached hereto as Exhibit "H". The information set forth in Exhibit "H" provides a summary of the liquidation values of the Debtor's assets assuming a Chapter 7 liquidation in which a trustee appointed by the Bankruptcy Court would liquidate the assets of the Debtor's estate. Reference should be made to the Liquidation Analysis for a complete discussion and presentation of the Liquidation Analysis. The Liquidation Analysis was prepared by management of the Debtor.

         Underlying the Liquidation Analysis are a number of estimates and assumptions that, although developed and considered reasonable by management, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtor and management. The Liquidation Analysis is also based upon assumptions with regard to liquidation decisions that are subject to change. Accordingly, the values reflected may not be realized if the Debtor was, in fact, to undergo such a liquidation. The Chapter 7 liquidation period is assumed to be a period of at least six months allowing for the (i) discontinuation of operations, (ii) selling of assets, and (iii) collection of receivables.

D. CONSUMMATION.

         The Plan will be consummated on the Effective Date. The Effective Date of the Plan is the first Business Day following the date on which the conditions precedent to the effectiveness of the Plan, as set forth in Section 10.1 thereof, are satisfied or waived pursuant to Section 10.3 of the Plan. For a more detailed discussion of the conditions precedent to the Plan and the impact of the failure to meet such conditions, see Section V.G, "Conditions to Confirmation and Effective Date."

         The Plan is to be implemented pursuant to the provisions of the Bankruptcy Code.

                                      VII.
                         REINCORPORATION AND MANAGEMENT
                              OF REORGANIZED DEBTOR

A. REINCORPORATION IN DELAWARE AND CHANGE OF NAME.

         The Debtor will change its name and state of incorporation, effective on the Effective Date, in the following manner. Prior to the Effective Date, the Debtor will cause its new wholly owned subsidiary (the "Reincorporation Subsidiary") to be incorporated as a Delaware corporation. The Certificate of Incorporation and the Bylaws substantially in the forms set forth in the Plan Supplement will be the certificate of incorporation and bylaws of the Reincorporation Subsidiary upon its organization. Effective upon the Effective Date, the Debtor will be merged with and into the Reincorporation Subsidiary pursuant to the "short form" merger provisions of the California Corporations Code and the Delaware General Corporation Law and an Agreement and Plan of Merger ("Plan of Merger") substantially in the form as set forth in the Plan Supplement. As provided in the Plan and the Plan of Merger, the Reincorporation Subsidiary will be the surviving corporation in the merger, and will thereafter be the Reorganized Debtor for all purposes. The Certificate of Incorporation and Bylaws will continue to be the certificate of incorporation and bylaws of the Reorganized Debtor, as the surviving corporation in the merger. The Reincorporation Subsidiary, as the surviving corporation, will succeed to, and be vested with, all of the properties and assets, and will be liable for the debts and obligations, of the Debtor to the extent provided for the Reorganized Debtor in the Plan and (to the extent not inconsistent therewith) in the Plan of Merger. The name of the Debtor will, pursuant to the merger, be changed to the name set forth in the Certificate of Incorporation Filed as part of the Plan Supplement, or as otherwise may be approved by order of the Bankruptcy Court. As a result of the merger, therefore, Paracelsus' name will be changed and it will have become a Delaware corporation.

         As of the Effective Date, the management, control and operation of the Reorganized Debtor will become the general responsibility of its board of directors.

B. BOARD OF DIRECTORS AND MANAGEMENT.

         1. COMPOSITION OF THE BOARD OF DIRECTORS.

         The Reorganized Debtor's board of directors will comprise seven (7) members, at least one of whom shall be a representative of Park for so long as Park continues to beneficially own or has the right to own at least five percent (5%) of the issued and outstanding shares of New Common Stock (including, for this purpose, shares of New Common Stock issuable upon exercise of Warrants distributed to Park pursuant to the Plan). The names and affiliations of the remaining members of the initial board of directors of the Reorganized Debtor will be disclosed at or prior to the hearing on confirmation of the Plan.

         Each of the members of such initial board of directors shall serve until the first annual meeting of stockholders of the Reorganized Debtor or their earlier resignation or removal in accordance with the Certificate of Incorporation and the Bylaws, as the same may be amended from time to time.

         2. IDENTITY OF OFFICERS.

         Each of the officers of the Debtor immediately prior to the Effective Date will continue in their then current positions as the officers of the Reorganized Debtor. Set forth below is the name, age and position with the Debtor of each such officer, together with a description of each officer's employment history:

         ROBERT L. SMITH, age 48, joined the Company as Chief Executive Officer and Director effective March 27, 2000. Since March 1999, Mr. Smith was Divisional Vice President of Christus Health, a Dallas-based not-for-profit healthcare system. Prior to Christus Health, he was Chief Executive Officer and Regional President of the Southeast Texas Operating Division of the Sisters of Charity of the Incarnate Word Health Care System since 1995. Prior thereto, Mr. Smith spent 14 years with National Medical Enterprises, Inc. ("NME"), predecessor company to Tenet Healthcare Corporation, where he held a number of divisional senior management positions.

         LAWRENCE A. HUMPHREY, age 44, Chief Financial Officer since August 1999 and Executive Vice President-Finance since June 1997, and as Senior Vice President, Corporate Finance since August 1996. Effective February 1996, Mr. Humphrey was promoted to Senior Vice

President-Corporate Finance of Champion. From 1993 to 1994, he was Operations Controller, and from September 1994 to 1996, he was Vice President-Operations Finance of Champion. Prior thereto, he was employed in various management positions for 12 years by NME. Mr. Humphrey is a Certified Public Accountant.

        STEVEN D. PORTER, age 50, Senior Vice President of Operations since August 1999 and Regional Vice President since January 1999. Prior to joining the Company, he was with Texas Health Resources (formerly Harris Methodist Health System) since 1987, where he served in various roles with increasing responsibilities from hospital administrator to senior vice president of health care management until his departure in 1999.

         DEBORAH H. FRANKOVICH, age 53, Senior Vice President and Treasurer since June 1997, has served as Vice President and Treasurer since August 1996. From 1994 to 1996, she was Vice President and Treasurer of Champion. From 1990 to 1994, she was a healthcare financing consultant. Prior thereto, she was Vice President and Treasurer of Healthcare International, Inc. from 1985 to 1989, and Vice President and Treasurer of HealthVest, which she co-founded, from 1986 to 1990. Prior to joining Healthcare International, she worked in the New York healthcare lending group of Citibank for seven years.

         ROBERT M. STARLING, age 41, a Senior Vice President and Controller since June 1997, has served as Vice President and Controller since August 1996. From 1995 to 1996, he was Vice President and Controller of Champion. Prior thereto, he was Director of Finance for Columbia/HCA Healthcare Corporation from July 1994 to December 1994 and an Audit Manager with Coopers and Lybrand LLP (now PricewaterhouseCoopers LLP) from 1986 to 1994. Mr. Starling is a Certified Public Accountant.

         TOD B. MITCHELL, age 40, Senior Vice President-Operations Finance since January 2000. Prior thereto, he served as Senior Vice
President-Medicare/Medicaid Reimbursements since October 1999 and as Vice President-Medicare/Medicaid Reimbursements since 1996. From 1994 to 1996, he was the Director of Medicare/Medicaid Reimbursements with Champion. Mr. Mitchell is a Certified Public Accountant.

         MELISSA R. HADDOX, age 38, Vice President-Government Programs since May 2000. Prior thereto, she served as Director of Medicare/Medicaid Reimbursement since 1997. From 1994 to 1996 she was Medicare/Medicaid Reimbursement Manager with Champion. Ms. Haddox is a Certified Public Accountant.

         GREGORY A. TIMMS, age 38, has served as Vice President of Corporate Finance and SEC Reporting since May 2000. From 1998 to 2000, he was Assistant Vice President of Financial Reporting, and from August 1996 to 1998 he was Director of Finance. From 1989 to 1996 he held various Director level positions with Champion, AmeriHealth, Inc. and Hallmark Healthcare Corporation, all former publicly traded hospital management companies. Mr. Timms is a Certified Public Accountant.

         FRANK A. URIBIE, age 46, Vice President and General Counsel since March 1998. From 1996 to 1998 he was Vice President and Senior Associate General Counsel, and from 1995 to 1996 he was Senior Associate General Counsel. From 1992 to 1995 he was Vice President and Western District Regional Counsel for NME. Prior to 1992 he was an attorney in private practice specializing in health care law.

         STEVEN R. STONE, age 49, Vice President-Administration since November 1994. From May 1990 to November 1994 he performed as a Vice President/Consultant with the firm of Witt, Kieffer. Prior thereto Mr. Stone was the Vice President-Human Resources of the Harris Methodist Health System, a billion dollar plus integrated healthcare system located in Fort Worth, Texas. Prior to joining the Harris System Mr. Stone worked in industry as a human resources executive. Mr. Stone was certified as a Senior Human Resources Professional by the National Association of Human Resources Executives.

         CARMELO P. ABAOAG, age 38, Vice President-Management Information Services since August 1999. Prior thereto, he served as Director, Technical Services since February 1998. From 1996 to 1998, he was Systems Development Manager for CalOPTIMA. Prior thereto, Mr. Abaoag was a Product Manager with Keane Inc. for eight years.

C. COMPENSATION OF EXECUTIVE OFFICERS.

         1999 Compensation. The following table summarizes the compensation for the Debtor's former Chief Executive Officer, the four most highly compensated executive officers and two other senior executives, Messrs. Miller and Patterson, who resigned from the Debtor effective June 30, 1999 with respect to all services rendered to the Debtor during calendar year 1999.

                         SUMMARY 1999 COMPENSATION TABLE

                                                                      LONG-TERM
                                            ANNUAL COMPENSATION      COMPENSATION
                                           ---------------------        AWARDS
                                                                     ------------
                                                                      SECURITIES
                                                                      UNDERLYING       ALL OTHER
                                             SALARY      BONUS         OPTIONS       COMPENSATION
                                  YEAR         ($)        ($)            (#)          ($)(B)(C)
                                  -----    ---------   ---------     ------------    ------------
James G. VanDevender(a)           1999     $ 457,500   $ 125,000          -          $  1,324,466
   Senior Executive Vice
   President and Chief
   Executive Officer

Lawrence A. Humphrey              1999     $ 276,898   $ 160,900      100,000        $      3,989
   Executive Vice President
   & Chief Financial Officer

                                                                      LONG-TERM
                                            ANNUAL COMPENSATION      COMPENSATION
                                           ---------------------        AWARDS
                                                                     ------------
                                                                      SECURITIES
                                                                      UNDERLYING       ALL OTHER
                                             SALARY      BONUS         OPTIONS       COMPENSATION
                                  YEAR         ($)        ($)            (#)          ($)(B)(C)
                                  -----    ---------   ---------     ------------    ------------

Michael M. Brooks(a)              1999     $ 238,890   $ 156,671       100,000       $     3,785
   Senior Vice President,

Deborah H. Frankovich             1999     $ 197,428   $  75,998        75,000       $     2,883
   Senior Vice President &
   Treasurer

Robert M. Starling                1999     $ 195,987   $  75,998        75,000       $     3,329
   Senior Vice President &
   Controller

Charles R. Miller(a)              1999     $ 270,000   $      --            --       $ 1,972,836
   President & Chief
   Operating Officer

Ronald R. Patterson(a)            1999     $ 187,500   $      --            --       $ 1,347,958
   Executive Vice President
   & President, Healthcare
   Operations

         2000 Compensation. The table below summarizes the annual salaries for which the Debtor's officers are eligible under their respective employment agreements to receive during the year ending December 31, 2000, excluding compensation payable to certain officers of the Debtor pursuant to the Stay On Bonus Agreements and Incentive Plan or other incentive bonuses awarded at the discretion of the board of directors, discussed more fully in Section VII.D, "Assumption of Employment, Incentive Plan and Stay On Bonus Agreements", below. While all of the individuals identified below serve as officers of the Debtor, only one, Robert L. Smith, the Chief Executive Officer of the Debtor, is employed and compensated by the Debtor directly. Consistent with the Debtor's pre-petition practice, the remaining officers of the Debtor are employed and compensated by PHC/CHC.

                         SUMMARY 2000 COMPENSATION TABLE

                                                           SALARY
                                                          --------
Robert L. Smith,                                          $425,000
    Chief Executive Officer and Director

Lawrence A. Humphrey,                                     $280,000
    Chief Financial Officer

Steven D. Porter,                                         $240,000
    Senior Vice President of Operations

Deborah H. Frankovich,                                    $208,000
    Senior Vice President and Treasurer

Robert M. Starling,                                       $208,000
    Senior Vice President and Controller

Tod B. Mitchell,                                          $185,000
    Senior Vice President-Operations
    Finance

Melissa R. Haddox,                                        $130,000
    Vice President-Government Programs

Greg A. Timms,                                            $145,000
    Vice President-Corporate Finance

Frank A. Uribie,                                          $195,000
    Vice President and General Counsel

Steven R. Stone,                                          $160,000
    Vice President-Administration

Carmelo Abaoag,                                           $135,000
    Vice President-Information Systems

D. ASSUMPTION OF EMPLOYMENT, INCENTIVE PLAN AND STAY ON BONUS AGREEMENTS.

         As noted in Section IV.E, above, by Motion Filed on September 26, 2000, the Debtor sought the authority of the Bankruptcy Court to assume the Smith Employment Agreement which Motion was approved by order of the Bankruptcy Court. In addition to the annual salary set forth in the Summary 2000 Compensation Table, above, pursuant to the terms of the Employment Agreement, Mr. Smith is eligible to receive, inter alia, an annual performance bonus, a grant of restricted stock of 1.3 million shares of the Debtor's common stock (subject to vesting requirements as set forth in the Employment Agreement) together with certain other benefits, including life, health and disability insurance benefits.

         Pursuant to the Plan, the Debtor will also assume, as of the Effective Date, (i) fifteen (15) pre- petition Stay On Bonus Agreements entered into between PHC/CHC, on one hand, and the Debtor and certain key personnel of the Debtor and the PHS Group (the "Key Personnel"), on the other, effective as of March 3, 2000 or (in some cases) August 18, 2000 (collectively, the "Stay On Bonus Agreements"); and (ii) the Debtor's pre-petition Fiscal Year 2000 Incentive Bonus Plan ("Incentive Plan"), pursuant to which certain officers and executives of the Debtor and the PHS Group are generally entitled to receive bonuses in the event that the Debtor meets or exceeds certain financial performance targets based on the Debtor's projected earnings before interest, taxes, depreciation and amortization ("EBITDA") for fiscal year 2000.

         The Stay on Bonus Agreements require the Debtor and PHC/CHC to pay up to an aggregate amount of $1.0 million in bonuses to the Key Personnel tied to, inter alia, their continued employment as Key Personnel of the Debtor and the achievement of certain targets in connection with the restructuring of the Debtor's indebtedness under the Senior Subordinated Notes. Approximately 50% of this aggregate amount (up to $500,000, assuming that all other conditions in the Stay On Bonus Agreements are satisfied) will be paid by the Reorganized Debtor pursuant to the terms of the Stay On Bonus Agreements upon the Effective Date. A further payment of up to $500,000 will become due ninety (90) days after the Effective Date and be paid by the Reorganized Debtor, again assuming that all other conditions in the Stay On Bonus Agreements are satisfied at that time.

         Pursuant to the Incentive Plan, certain executives and officers of the Debtor are generally entitled to receive certain bonuses in the event, inter alia, that the Debtor meets or exceeds certain financial performance targets based on the Debtor's projected EBITDA for fiscal year 2000. Pursuant to the terms of the Incentive Plan, and subject to approval of the Debtor's or the Reorganized Debtor's board of directors (as the case may be), the Debtor has guaranteed payment of up to $2.2 million to an aggregate of 24 key personnel and officers of the Debtor and the PHS Group.

         With the Exception of the Restated Paracelsus Healthcare Corporation Supplemental Executive Retirement Plan, the Debtor intends to assume all ordinary course employment and severance practices and policies, and all ordinary course compensation and benefit plans applicable to Paracelsus' directors, officers or employees. In addition to the Stay on Bonus Agreements and the Incentive Bonus Plan, such plans include, without limitation, all savings plans, retirement plans, healthcare plans, severance benefit plans, indemnity agreements, incentive plans and others. The Debtor believes that the continued retention and employment of the individual beneficiaries of these practices and policies are necessary for the continued operation of the Debtor's business and consummation of the restructuring contemplated by the Plan. As a result, the Debtor believes it has properly exercised its business judgment with respect to the assumption of these and the other programs set forth in Section
6.1 of the Plan.

E. POST-EFFECTIVE DATE SECURITY OWNERSHIP OF CERTAIN OWNERS.

         The following table sets forth those entities which, to the knowledge of the Debtor based upon its analysis of the General Unsecured Claims, the Senior Subordinated Note Holder Claims and Paracelsus Common Stock, will own beneficially more than five percent (5%) of the New Common Stock as of the Effective Date.


                                  Name of Owner
                                  -------------

                      Capital Research and Management
                      IDS/American Express
                      J. W. Seligman
                      Putnam
                      W. L. Ross & Co.

         A number of parties may actively trade in Claims during the Chapter 11 Case. In addition to the foregoing entities, under the terms of the Plan, Park Hospital GmbH, a member of Class 6-Allowed Equity Interests, will have the right to acquire five percent (5%) or more of the New Common Stock subject to satisfaction of the conditions precedent to exercise the Series A Warrants and the Series B Warrants. It is possible that certain of these parties may beneficially acquire more than five percent of the New Common Stock following distributions under the Plan. See Section X, "Certain Risk Factors To Be Considered - Significant Holders."

                                      VIII.
               APPLICABILITY OF FEDERAL AND OTHER SECURITIES LAWS
                    TO THE NEW COMMON STOCK TO BE DISTRIBUTED
                                 UNDER THE PLAN

A. SECTION 1145 OF THE BANKRUPTCY CODE.

         In reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), and state securities and "blue sky" laws afforded by Section 1145 of the Bankruptcy Code, the Debtor anticipates that the New Common Stock and/or Warrants to be issued on the Effective Date to holders of Allowed Claims in Class 4 and to holders of Allowed Equity Interests in Class 6 pursuant to the Plan will not have to be registered under the 1933 Act or any state securities or "blue sky" laws. In addition, the Debtor anticipates that Section 1145 of the Bankruptcy Code will permit shares of New Common Stock issued to holders of Allowed Claims and Allowed Equity Interests in such Classes pursuant to the Plan to be resold by any holder without registration under the 1933 Act or other Federal securities laws pursuant to the exemption provided by Section 4(1) of the 1933 Act, unless the holder is an "underwriter" with respect to such securities, as that term is defined in the Bankruptcy Code (a "Statutory Underwriter"). Such securities also generally may be resold by the recipients thereof without registration on the state level pursuant to various exemptions provided by the respective laws of the several states. However, recipients of securities issued to holders of Allowed Claims and Allowed Equity Interests under the Plan are advised to consult with their own counsel as to the availability of any such exemption from registration under federal or state law in any given instance and as to any applicable requirements or conditions to the availability thereof.

         Section 1145(b) of the Bankruptcy Code defines a Statutory Underwriter for purposes of the 1933 Act as one who (i) purchases a claim with a view to distribution of any security to be received in exchange for the claim, (ii) offers to sell securities issued under a plan for the holders of such securities, (iii) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view to distribution of such securities or (iv) is a controlling person of the issuer of the securities, in this case, the Reorganized Debtor.

         Entities deemed to be Statutory Underwriters may be able to sell securities without registration pursuant to the provisions of Rule 144 under the 1933 Act ("Rule 144") which, in effect, will permit the public sale of securities received pursuant to the Plan by Statutory Underwriters subject to the availability of public information concerning the Reorganized Debtor, limitations on the volume of securities which may be sold within certain periods of time, and certain other conditions. Entities who believe they may be Statutory Underwriters under the definition contained in Section 1145 of the Bankruptcy Code are advised to consult their own counsel with respect to the availability of the exemption provided by Rule 144.

         Pursuant to the Plan, certificates evidencing shares of New Common Stock received by a person or entity who will, on the Effective Date, be (i) the holder of at least ten percent of the outstanding New Common Stock or (ii) otherwise determined by the Reorganized Debtor to be a controlling person of the Reorganized Debtor ("Restricted Shares"), will bear a legend substantially in the form below:

         THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND APPLICABLE STATE SECURITIES LAWS OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

         The Reorganized Debtor will also issue "stop transfer" instructions to its transfer agent with respect to such Restricted Shares.

B. THE NEW NOTES.

         The New Notes will be issued by the Reorganized Debtor without registration under the 1933 Act and state securities and "blue sky" laws in reliance upon the exemption therefrom afforded by Section 1145 of the Bankruptcy Code. The Debtor anticipates that Section 1145 of the Bankruptcy Code will also permit New Notes issued to holders of Senior Subordinated Notes and Allowed General Unsecured Claims pursuant to the Plan to be resold by any holder without registration under the 1933 Act or other Federal securities laws pursuant to the exemption provided by Section 4(1) of the 1933 Act, unless the holder is a Statutory Underwriter. The New Notes also generally may be resold by the recipients thereof without registration on the state level pursuant to various exemptions provided by the respective laws of the several states. However, recipients of the New Notes under the Plan are advised to consult with their own counsel as to the availability of any such exemption from registration under federal or state law in any given instance and as to any applicable requirements or conditions to the availability thereof.

         Pursuant to the Plan, New Notes received by a person or entity who will, on the Effective Date, be determined by the Reorganized Debtor to be a controlling person of the Reorganized Debtor ("Restricted Notes"), will bear a legend substantially in the form below:

         THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR

         QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND APPLICABLE STATE SECURITIES LAWS OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

C. REGISTRATION RIGHTS.

         The Reorganized Debtor and certain holders of Restricted Shares and Restricted Notes will enter into a Registration Rights Agreement (the "Registration Rights Agreement") in the form contained in the Plan Supplement, on or before the Effective Date in order to afford such holders the opportunity to resell their Restricted Shares and/or Restricted Notes, as the case may be, without limitation as to volume or timing of such sales under Rule 144. Pursuant to the Registration Rights Agreement, the Reorganized Debtor will agree to file with the SEC as soon as commercially practicable following request therefor by holders of the percentage of Registrable Securities set forth therein, a registration statement (the "Registration Statement") on an appropriate form under the Securities Act relating to the Registrable Securities. The Reorganized Debtor will agree to cause the Registration Statement to be declared effective by the SEC as soon as practicable after filing with the SEC. Under the Registration Rights Agreement, "Registrable Securities" means the Restricted Shares and Restricted Notes, so long as such Restricted Shares and Restricted Notes cannot be resold by the holder thereof without compliance with the registration requirements of the 1933 Act except in reliance upon Rule 144.

         In addition, the Registration Rights Agreement provides that if at any time the Reorganized Debtor proposes to register its securities on any form other than Form S-4 or S-8, or successor forms, the Reorganized Debtor will afford the holders of Registrable Securities of the same class the opportunity to have their securities included in the registration statement, subject to certain limitations set forth in the Registration Rights Agreement.

         The Registration Rights Agreement contains certain other provisions applicable to the Shelf Registration Statement. The Reorganized Debtor is required to pay specified expenses in connection with the Shelf Registration Statement and is required to indemnify certain selling stockholders against certain liabilities, including liabilities under the Securities Act. The Registration Rights Agreement shall be in substantially the form contained in the Plan Supplement.

                                       IX.
                              REORGANIZATION VALUES

         The reorganization value of the Reorganized Debtor before distributions of Cash in the Plan was calculated for purposes of the Plan by the Debtor to be in the range of $313.0 million to $333.8 million as of an assumed Effective Date of November 1, 2000. Such assumed reorganization value represents the range of values prepared by the Debtor during September 2000 in respect of the business and assets of the Reorganized Debtor. Based upon the assumed reorganization value of the Reorganized Debtor and giving effect to distributions under the Plan, the Debtor has employed an assumed range of equity values for the Reorganized Debtor of approximately $83.7 million to $104.4 million or approximately $13.70 per share to $17.10 per share of New Common Stock based upon a distribution of 6,106,665 shares of New Common Stock estimated by the Reorganized Debtor on the Effective Date to be issued to the holders of Allowed Claims and Allowed Equity Interests under the Plan (before consideration of the value of 804,454 shares reserved for issuance on account of unexercised Series A Warrants and Series B Warrants).

         The foregoing valuations are based on a number of assumptions, including a successful reorganization of Debtor's business and finances in a timely manner, the achievement of the forecasts reflected in the Financial Projections, the availability of certain tax attributes, the continuation of current market conditions through the Effective Date, and the Plan becoming effective in accordance with its terms.

         Estimates of value do not purport to be appraisals or necessarily reflect the values which may be realized if assets are sold. The estimates of value represent hypothetical reorganization values of the Reorganized Debtor as the continuing owner and operator of its business and assets. Such estimates reflect computations of the estimated reorganization value of the Reorganized Debtor through the application of various valuation techniques and do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different than the amounts set forth herein. The value of an operating business such as the Debtor's is subject to uncertainties and contingencies which are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects of such a business. AS A RESULT, THE ESTIMATE OF THE RANGE OF REORGANIZATION VALUES SET FORTH HEREIN IS NOT NECESSARILY INDICATIVE OF ACTUAL OUTCOMES, WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN THOSE SET FORTH HEREIN. BECAUSE SUCH ESTIMATE IS INHERENTLY SUBJECT TO UNCERTAINTIES, NEITHER THE DEBTOR, NOR ANY OTHER PERSON ASSUMES RESPONSIBILITY FOR ITS ACCURACY. IN ADDITION, THE VALUATION OF NEWLY-ISSUED SECURITIES SUCH AS THE NEW COMMON STOCK IS SUBJECT TO ADDITIONAL UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT. Actual market prices of such securities at issuance will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the anticipated initial securities holdings of prepetition creditors, some of which may prefer to liquidate their investment rather than hold it on a long-term basis, and other factors which generally influence the prices of securities. It should be noted that there is presently no trading market for the New Common Stock and there can be no assurance that such a trading market will develop.

         The Debtor has undertaken its valuation analysis for purposes of determining the value available to distribute to creditors pursuant to the Plan and analyzing relative recoveries to creditors thereunder. The analysis is based on the projections as well as current market conditions and statistics. The values were prepared as of September, 2000. The Debtor used the comparable public company and discounted cash flow methodologies to value the Debtor's business. These valuation techniques reflect both management's estimate of the market's current view of the Reorganized Debtor's value as well as a longer-term focus on the intrinsic value of the cash flow projections in the

Business Plan. The overall range for the reorganization value of the Reorganized Debtor's business after Cash distributions under the Plan is from $313.0 million to $333.8 million.

         In preparing a range of the estimated reorganization value of the Reorganized Debtor, the Debtor (i) reviewed certain historical financial information of the Debtor for recent years and interim periods, (ii) reviewed certain internal financial and operating data of the Debtor including financial projections relating to the Debtor's business and prospects, (iii) reviewed the Debtor's operations and future prospects, (iv) reviewed publicly available financial data and considered the market values of public companies deemed generally comparable to the operating business of the Debtor, (v) considered certain economic and industry information relevant to the operating business, and conducted such other analyses as the Debtor and its management deemed appropriate. The Debtor and its management have assumed and relied on the accuracy and completeness of all (a) financial and other information furnished to it by other firms retained by the Debtor and (b) publicly available information. In addition, no independent evaluations or appraisals of the Debtor's assets were sought or were obtained in connection with such valuation.

A. METHODOLOGY.

         In preparing its valuation, the Debtor performed a variety of analyses and considered a variety of factors. The following summary of the analyses and factors does not purport to be a complete description of the analyses and factors considered.

         In determining the Debtor's indicated enterprise value range, the Debtor placed various weights on each of the analyses and factors and made judgements as to the significance and relevance of each analysis and factor. The Debtor did not consider any one analysis or factor to the exclusion of any other analysis or factor. Accordingly, the Debtor believes that its valuations must be considered as a whole and that selecting portions of its analyses, without considering all such analyses, could create a misleading or incomplete view of the processes underlying the preparation of its findings and conclusions. In its analyses, numerous assumptions were made with respect to the Debtor, industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Debtor's control. In addition, analyses relating to the value of the business or securities do not purport to be appraisals or to reflect the prices at which such business or securities will trade.

         The Debtor generally relied on comparable public company analysis and discounted cash flow analysis to estimate the Debtor's enterprise value.

B. COMPARABLE PUBLIC COMPANY ANALYSIS.

         In a comparable public company analysis, a subject company is valued by comparing it with publicly-held companies in reasonably similar lines of business. The underlying assumption used in this analysis is that the price that an investor is willing to pay in the public markets for each company's publicly traded securities represents such company's current and future prospects as well as the rate of return required on the investment.

         In connection with this valuation of the Reorganized Debtor, a selected list of eight (8) comparable companies was compiled from various sources as follows: (1) HCA-The Healthcare Company; (2) Quorum Health Group; (3) Tenet Healthcare Corp.; (4) Triad Hospitals, Inc.; (5) Universal Health Services Inc.;
(6) Health Management Associates, Inc.; (7) Lifepoint Hospitals, Inc.; and (8) Province Healthcare Company. Publicly-held corporations differ in terms of markets, size, financial structure, organization and corporate strategies; however, they were deemed to be the most comparable to the Reorganized Debtor.

         The analytical work performed included, among other things, a detailed financial comparison of each company's income statement, balance sheet and cash flows. Based on certain analyses, a financial multiple based on a company's EBITDA was developed to measure each company's valuation and relative performance, thereby providing a range of multiples for the Debtor to consider in its analysis. Given the operational difficulties and capital constraints the Debtor has experienced in recent years relative to its peers, the Debtor concluded that it was appropriate to apply the lower end of this range in estimating its implied enterprise value.

         The comparable public company analysis produces a "minority" valuation which is generally lower than the control valuations of the discounted cash flow and comparable acquisition approaches.

C. DISCOUNTED CASH FLOW ("DCF") ANALYSIS.

         The second common valuation methodology which was used to determine the enterprise value of the Reorganized Debtor was the discounted cash flow. The discounted cash flow represents the present value of unlevered, after-tax cash flows to all providers of capital using an appropriate discount rate. The DCF approach takes into account the projected operating strategy of the Reorganized Debtor by using company projections as the basis for the financial model. The underlying concept of the DCF approach is that debt-free, after-tax cash flows are estimated for a projection period and a terminal value is estimated to determine the going concern value of the Reorganized Debtor from the end of the projection period forward. These cash flows are then discounted at an appropriate weighted average cost of capital determined by calculating the average cost of debt and equity for the other participants throughout the industry.

         The Debtor's projections, as shown in this Disclosure Statement, reflect significant assumptions made by the Debtor's management concerning anticipated results. The assumptions and judgments used in the projections may or may not prove correct, and there can be no assurance that projected results are attainable or will be realized. Actual future results may vary significantly from the forecasts.

         THE VALUATIONS REPRESENT THE DEBTOR'S ESTIMATED REORGANIZATION VALUES AND DO NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE EQUITY VALUE ASCRIBED IN THE ANALYSIS DOES NOT PURPORT TO BE AN ESTIMATE OF THE POST-REORGANIZATION MARKET TRADING VALUE. SUCH TRADING VALUE, IF ANY, MAY BE MATERIALLY DIFFERENT

FROM THE REORGANIZATION EQUITY VALUE RANGES ASSOCIATED WITH THE VALUATION ANALYSIS.

                                       X.
                      CERTAIN RISK FACTORS TO BE CONSIDERED

         HOLDERS OF CLAIMS AGAINST THE DEBTOR SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH AND/OR INCORPORATED BY REFERENCE), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.

A. OVERALL RISK TO RECOVERY BY HOLDERS OF CLAIMS.

         The ultimate recoveries under the Plan to holders of Claims (other than those holders who are paid in Cash under the Plan) depend substantially upon the realizable value of the New Common Stock. The securities to be issued pursuant to the Plan are subject to a number of material risks, including, but not limited to, those specified below. The factors specified below assume that the Plan is approved by the Bankruptcy Court, that all of the conditions to the Effective Date have occurred or been waived in accordance with the Plan, and that the Effective Date occurs on or about December 31, 2000. While the Debtor believes that all of these conditions to the effectiveness of the Plan can be satisfied (including the condition that the aggregate amount of Allowed General Unsecured Claims and the amount held in Reserve on account of Disputed General Unsecured Claims cannot exceed $15,000,000, there can be no guaranty that this will in fact be the case, or that any such condition that is not timely satisfied will be waived. Prior to voting on the Plan, each holder of a Claim and each holder of an Equity Interest should carefully consider the risk factors specified or referred to herein, including the Exhibits annexed hereto, as well as all of the information contained in the Plan, the Plan Supplement and this Disclosure Statement.

         1. SIGNIFICANT HOLDERS.

         Upon the consummation of the Plan, certain holders of Claims will receive distributions of shares of the New Common Stock representing in excess of five percent (5%) of the outstanding shares of the New Common Stock. See
Section VII.E, "Post-Effective Date Security Ownership of Certain Owners." If holders of significant numbers of shares of New Common Stock were to act as a group, such holders may be in a position to control the outcome of actions requiring stockholder approval, including the election of directors. This concentration of ownership could also facilitate or hinder a negotiated change of control of the Reorganized Debtor and, consequently, impact upon the value of the New Common Stock.

         Further, the possibility that one or more of the holders of significant numbers of shares of New Common Stock may determine to sell all or a large portion of their shares of New Common Stock in a short period of time may adversely affect the market price of the New Common Stock.


         2. LACK OF ESTABLISHED MARKET FOR NEW COMMON STOCK.

         The Reorganized Debtor will use best efforts to cause the shares of New Common Stock to be listed on a national securities exchange or the NASDAQ National Market System on or before six (6) months after the Effective Date. There can be no assurance that an application for such a listing will be approved within the six (6) month period, or at all.

         The New Common Stock will be issued to holders of Senior Subordinated Note Holder Claims, Allowed General Unsecured Claims and holders of Allowed Equity Interests, some of whom may prefer to liquidate their investment rather than to hold it on a long-term basis. There is currently no trading market for the New Common Stock nor is it known whether or when one would develop. There can be no assurance that an active market will develop therefor. Further, there can be no assurance to the degree of price volatility in any such particular market. While the Plan was developed based on an assumed reorganization value of $13.70 to $17.10 per share of the New Common Stock (without taking into account the impact of issuance of Series A Warrants and Series B Warrants under the
Plan), such valuation is not an estimate of the price at which the New Common Stock may trade in the market. The Debtor has not attempted to make any such estimate in connection with the development of the Plan. No assurance can be given as to the market prices that will prevail following the Effective Date.

         3. DIVIDEND POLICIES.

         The Reorganized Debtor does not anticipate paying any dividends on the New Common Stock in the foreseeable future. In addition, the covenants in any future financing facility to which the Reorganized Debtor may be a party may limit the ability of the Reorganized Debtor to pay dividends. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions which may prohibit or limit their ability to invest in New Common Stock.

         4. PREFERRED STOCK.

         Pursuant to the Certificate of Incorporation, the Reorganized Debtor may designate and issue one or more classes of preferred stock ("Preferred Stock"). Until such time (if any) as the Board of directors of the Reorganized Debtor determines that the Reorganized Debtor should issue Preferred Stock and establishes the respective rights of the holders of one or more series thereof, it is not possible to state the actual effect of authorization of any such Preferred Stock upon the right of holders of New Common Stock. The effects of such issuance could include, however: (i) reduction of the amount of Cash otherwise available for payment of dividends on New Common Stock if dividends are also payable on the Preferred Stock, (ii) restrictions on dividends on New Common Stock if dividends on the Preferred Stock are in arrears, (iii) dilution of the voting power of New

Common Stock (if the Preferred Stock has voting rights (including, without limitation, votes pertaining to the removal of directors)) and (iv) restriction of the rights of holders of New Common Stock to share in the Reorganized Debtor's assets upon liquidation until satisfaction of any liquidation preference granted to the holders of Preferred Stock. In addition, certain Preferred Stock may be viewed as having possible anti-takeover effects, if it were used to make a third party's attempt to gain control of the Reorganized Debtor more difficult, time consuming or costly.

         The Debtor has no current plans pursuant to which Preferred Stock would be issued as an anti-takeover device or otherwise.

         5. PROJECTED FINANCIAL INFORMATION.

         The Projected Financial Information included in this Disclosure Statement is dependent upon the successful implementation of the Debtor's business plan and the validity of the other assumptions contained therein. These projections reflect numerous assumptions, including confirmation and consummation of the Plan in accordance with its terms, the anticipated future performance of the Reorganized Debtor's businesses, certain assumptions with respect to competitors of the Reorganized Debtor, general business and economic conditions and other matters, many of which are or will be beyond the control of the Debtor. In addition, unanticipated events and circumstances occurring subsequent to the preparation of the projections may affect the actual financial results of the Reorganized Debtor. Although the Debtor believes that the projections are reasonably attainable, some or all of the estimates will vary and variations between the actual financial results and those projected may be material.

         THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS ("AICPA") OR THE FINANCIAL ACCOUNTING STANDARDS BOARD ("FASB"). FURTHERMORE, THE PROJECTIONS HAVE NOT BEEN AUDITED OR REVIEWED BY THE DEBTOR'S INDEPENDENT ACCOUNTANTS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED UPON A VARIETY OF ESTIMATES AND ASSUMPTIONS, WHICH, ALTHOUGH DEVELOPED AND CONSIDERED REASONABLE BY MANAGEMENT, MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE REORGANIZED DEBTOR AND ITS MANAGEMENT. CONSEQUENTLY, THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY THE DEBTOR, OR ANY OTHER PERSON, AS TO THE ACCURACY OF THE PROJECTIONS OR THAT THE PROJECTIONS WILL BE REALIZED. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PRESENTED IN THE PROJECTIONS.

         6. BUSINESS FACTORS AND COMPETITIVE CONDITIONS.

         As noted in Section III.A "Description and History of Business," the Debtor does not itself provide healthcare services or conduct healthcare operations directly. Rather, these are provided by subsidiaries of the Debtor within the PHS Group. Because the Debtor's direct or indirect ownership interests in the entities that comprise the PHS Group constitute substantially all of the assets and substantially all of the Debtor's revenues are dependent upon the operations of the PHS Group, risk factors affecting the business operations and competitive position of the PHS Group may also affect the Debtor, and are discussed below.

         Competition for patients among hospitals and other healthcare providers has intensified in recent years. During this period, hospital occupancy rates have declined as a result of cost containment pressures, changes in technology, changes in government regulations and reimbursement and a shift from inpatient to outpatient utilization. Such factors have prompted new competitive strategies by hospitals and other healthcare providers as well as an increase in the consolidation of such providers. In certain areas in which the PHS Group operates, there are other hospitals or facilities that provide services comparable to those offered by the PHS Group's hospitals. Many of these hospitals may have greater financial resources and may offer a wider range of services than the PHS Group's hospitals. In addition, hospitals owned by government agencies or other tax-exempt entities benefit from endowments, charitable contributions and tax-exempt financing, none of which are available to Paracelsus or the PHS Group.

         On July 1, 1998, Paracelsus, through certain of its subsidiaries, completed the purchase of 50% of the partnership interests in Dakota Heartland Health Systems ("DHHS"). With the 50% interest it already owned, this transaction gave the PHS Group 100% ownership of DHHS. DHHS owns and operates a 218-bed general acute care hospital in Fargo, North Dakota. In this market, where DHHS is one of two primary healthcare providers, construction is underway on a third competing hospital, which is owned in part by a physicians' group who has admitted a significant number of patients to DHHS in the past. While the Debtor expects that the new hospital will not have a significant impact on patient volume in admissions and visits in 2000 for the PHS Group as a whole, competition for patients from the new hospital, once completed, will likely be unfavorable to DHHS' operating results thereafter. The Debtor and the PHS Group are currently implementing various business strategies to preserve DHHS' position in this market. These include expanding DHHS' independent physician network, opening DHHS' managed care contracts to independent physicians, developing and expanding specialized services, such as cardiology, orthopedic and oncology practices, and reduction of costs associated with DHHS' independent clinic network through the renegotiation of contracts and improvements in operating performance.

         The competitive position of the PHS Group's hospitals also has been, and in all likelihood will continue to be, affected by the increased initiatives undertaken during the past several years by federal and state governments and other major purchasers of healthcare services, including insurance companies and employers, to revise payment methodologies and monitor healthcare expenditures in an effort to contain healthcare costs. As employers, private and government payors and others turn to the use of managed care in an attempt to control rising health care costs, the importance of obtaining managed care contracts has increased over the years and is expected to continue to increase. In many of the PHS Group's existing markets, the competitive position of its hospitals is dependent on its ability to obtain managed care contracts at reasonable terms. Under such contracts, health care providers agree to provide services on a discounted-fee or capitated basis in exchange for the payors agreeing to send some or all of their members/enrollees to those providers. The profitability of such contracts depends upon the provider's ability to negotiate payments per patient that, in the aggregate, are in excess of the cost of meeting the health care needs of the covered persons. Currently, however, the PHS Group has no material contracts to provide services on a capitated basis.

         The PHS Group's hospitals are dependent upon the physicians practicing in the communities served by the hospitals. A small number of physicians accounts for a significant portion of patient admissions at some of the PHS Group's hospitals. The competition for physicians in some specialty areas, including primary care, is intense. While every attempt is made to retain physicians of varied specialties on the medical staffs of the PHS Group's hospitals and to attract other qualified physicians, there can be no assurance that it will succeed in doing so.

         In addition, in certain geographic markets, there is a shortage of nurses and other healthcare professionals in certain specialties, which has resulted in increased costs at those facilities. The availability of nursing personnel and other healthcare professionals fluctuates from year to year.

         7. HOSPITAL ACCREDITATION AND GOVERNMENT REGULATION.

         All hospitals, and the healthcare industry generally, are subject to compliance with various federal, state and local regulations relating to licensure, operations, billing, reimbursement, relationships with physicians, construction of new facilities, expansion or acquisition of existing facilities and offering of new services. All facilities receive periodic inspection by state and local licensing agencies, as well as by non-governmental organizations acting under contract or pursuant to federal law, to review compliance with standards of medical care and requirements concerning facilities, equipment, staffing, cleanliness and related matters. Failure to comply with applicable laws and regulations could result in, among other things, the imposition of fines, temporary suspension of the ability to admit new patients to the facility or, in extreme circumstances, exclusion from participation in government healthcare reimbursement programs such as Medicare and Medicaid (from which the PHS Group and the Debtor derive substantial revenues) or the revocation of facility licenses. While all of the hospitals of the PHS Group have obtained the licenses that the Debtor believes are necessary under applicable law for the operation of the hospitals, there can be no assurance that its hospitals will be able to comply in the future or that future regulatory changes will not have an adverse impact on the PHS Group and/or the Debtor. As of the Petition Date, all of the hospitals of the PHS Group were accredited by the Joint Commission on Accreditation of Healthcare Organizations, allowing them to participate in the Medicare/Medicaid programs.

                  (a) Medicare.

         The federal Medicare program provides medical insurance benefits, including hospitalization, principally to persons 65 years and older and to certain disabled persons. Each of the hospitals of the PHS Group is certified as a provider of services under the Medicare program. A substantial portion of the PHS Group's and the Reorganized Debtor's revenue is and will be derived from patients covered by this program. The Medicare program has undergone significant changes during the past several years to reduce overall healthcare costs, which have resulted in reduced rates of growth in reimbursement payments for a substantial portion of hospital procedures and charges. In addition, the requirements for certification in the Medicare program are subject to change. In order to remain qualified for the program, it may be necessary for the PHS Group to make changes from time to time in its facilities, equipment, personnel and services. Although the Debtor intends to continue participation by the PHS Group's hospitals in the Medicare program, there is no assurance that all will continue to qualify for participation.

                  (b) Medicaid.

         Medicaid is a federally mandated medical assistance program that is administered and funded in part by each state pursuant to which hospital benefits are available to indigent persons. Each of the PHS Group's hospitals is eligible to participate in the various state Medicaid programs, although the facility in Lancaster, California does not presently have a contract with Medicaid. A substantial portion of the PHS Group and the Reorganized Debtor's revenue is and will be derived from patients covered by this program. Medicaid payment methodology varies from state to state, with most payments being made on a prospective payment system or under programs that negotiate payment levels with individual hospitals. Many states have adopted broad-based hospital-specific taxes to help fund the state's share of its Medicaid program. In addition, certain states have obtained or are applying for waivers from the Health Care Financing Administration to replace their Medicaid programs with managed care programs.

         Many states have enacted or are considering enacting measures that are designed to reduce their Medicaid expenditures and to make certain changes to private health care insurance. Various states have applied, or are considering applying, for a federal waiver from current Medicaid regulations to allow them to serve some of their Medicaid participants through managed care providers, including states in which the PHS Group operate facilities. A number of other states are considering the enactment of managed care initiatives designed to provide universal low-cost coverage. These proposals also may attempt to include coverage for some people who currently are uninsured.

         The Medicare and Medicaid programs make additional payments to those healthcare providers that serve a disproportionate share of low-income patients. The qualification and funding for disproportionate share payments vary by year and by state as applicable to Medicaid. Disproportionate share payments for future years could vary significantly from historical payments.

         With the statutory framework of the Medicare and Medicaid programs, there are substantial areas subject to administrative rulings, interpretations and discretion that may affect payments made under these programs. Funds received from these programs are subject to audit. These audits can result in retroactive adjustments of such payments. It often takes many years to make a final determination about the amounts earned under the programs because of audits by the program representatives, providers' rights of appeal and the application of numerous technical reimbursement provisions. The Debtor's management believes that adequate provision has been made for such adjustments. There can be no assurance that future audits will not result in material retroactive adjustments.

         Federal and state legislators continue to consider legislation that could significantly impact Medicare, Medicaid and other government funding of healthcare costs. Initiatives currently before Congress, if enacted, would reduce the rate of growth in reimbursement payments under various government programs including, among others, payments to disproportionate share and teaching hospitals. A reduction in these payments would adversely affect net revenue and operating margins at certain of the PHS Group's hospitals. The Debtor is unable to predict what legislation, if any, will be enacted at the federal and state levels in the future or what effect such legislation may have on the financial position, results of operations or liquidity of the Reorganized Debtor and PHS Group.

                  (c) Utilization Review Compliance.

         To ensure efficient utilization of facilities and services, federal regulations require that admission to and utilization of facilities by Medicare and Medicaid patients must be reviewed by a Peer Review Organization ("PRO"). A PRO may address the appropriateness of patient admissions and discharges, the quality of care provided, the validity of DRG classifications and appropriateness of cases with extraordinary length of stay or cost. The PRO may deny admission or payment. Such review may be conducted either prospectively or retroactively and is subject to administrative and judicial appeal.

                  (d) Anti-Kickback and Self-Referral Regulations.

         Federal law prohibits the knowing and willful payment, receipt or offer of remuneration by healthcare providers to any person, including physicians, to induce referrals of Medicare and Medicaid patients or in exchange for such referrals. Federal law also prohibits a physician from referring Medicare and Medicaid patients to certain designated health services in which the physician has ownership or certain other financial arrangements, unless an exception is available (the "Stark II Law"). Many states have adopted or are considering similar legislative proposals to extend the prohibition to referrals of all patients regardless of payor. Violations of the Anti-Kickback Law and the Stark II Law may result in certain civil sanctions, such as civil monetary penalties, and exclusion from participating in the Medicare and Medicaid programs. Violations of the Anti-Kickback Law can also result in the imposition of criminal sanctions.

         The Office of the Inspector General of Health and Human Services ("OIG") has promulgated regulations that define certain safe harbors to offer protection to certain common business arrangements under the Anti-Kickback Law. The failure of an arrangement to meet the requirements of a safe harbor does not render the arrangement illegal. Those arrangements, however, are subject to scrutiny by the OIG's office and other enforcement agencies. None of the PHS Group's joint ventures with physician investors fall within any of the defined safe harbors. Under the PHS Group's joint venture arrangements, physician investors are not under any obligation to refer or admit their patients, including Medicare or Medicaid beneficiaries, to receive services at the PHS Group's facilities, nor are distributions to those physician investors contingent upon or calculated with reference to referral by the physician investors. On the basis thereof, the Debtor does not believe the ownership of interests in or receipt of distributions from its joint ventures would be construed to be knowing and willful payments to the physician investors to induce them to refer patients in violation of the Anti-Kickback Law. In addition, the PHS Group has entered into various other relationships and arrangements with physicians, including the acquisition of physician practices. There can be no assurance that such arrangements will not be challenged by government enforcement agencies. In addition, in certain circumstances, private citizens may bring a civil action to recover sums paid in violation of federal law. Federal and state government agencies have announced heightened and coordinated civil and criminal enforcement efforts.

         8. ENVIRONMENTAL MATTERS.

         The PHS Group is subject to various federal, state and local statutes and ordinances regulating the discharge of materials into the environment. The Debtor's management does not believe that the PHS Group will be required to expend any material amounts in order to comply with these laws and regulations or that compliance will materially affect its capital expenditures, earnings or competitive position.

         9. SEASONALITY.

         The hospital industry is seasonal, with the strongest demand for hospital services generally occurring during January through April and the weakest during the summer months. Accordingly, the revenues and earnings of the PHS Group (and therefore the Debtor) are generally highest during the first quarter and lowest during the third quarter. Seasonal variations are caused by a number of factors, including, but not necessarily limited to, seasonal cycles of illness, climate and weather conditions, vacation patterns of both patients and physicians and other factors relating to the timing of elective procedures.

         10. PENDING AND ANTICIPATED LITIGATION AND INVESTIGATIONS.

         In the ordinary course of its business, the Debtor and/or members of the PHS Group is party to lawsuits involving, among other things, allegations of personal injury, property damage and employment disputes. The potential exposure to the Debtor from such litigation is not considered to be significant, except as discussed below. Such a conclusion is based upon an analysis of the nature of the litigation, amounts claimed, insurance coverage and reserves reflected in the Debtor's financial statements.

                  (a) Wrongful Termination.

         Two former employees of Paracelsus in Mississippi brought separate, but related actions against Paracelsus for wrongful termination based upon allegations that Paracelsus had discharged each plaintiff in retaliation for reporting alleged forged checks and that Paracelsus had tortiously breached an oral contract of employment as supplemented by the handbook. Initially, a judgment was entered in favor of the plaintiffs, but the state court denied the plaintiffs' request for punitive damages. That ruling was overturned on appeal, and thereafter the plaintiffs commenced two (2) new suits seeking punitive damages; Carolyn Willard v. Paracelsus Healthcare Corporation, Cause No.

CI-90-203-B-T and Bettie Sue Sumner v. Paracelsus Healthcare Corporation, Cause No. CV-90-274-C-T in the Circuit Court of Tate County, Mississippi.

         In June, 1997, plaintiffs were awarded judgments aggregating $3,000,000, plus post-judgment interest and attorneys' fees, against Paracelsus. Paracelsus filed an appeal and posted an appeal bond on October 30, 1997. The appeal bond, Bond No. 3S 812 592 00, was issued by Lumbermens Mutual Casualty Company ("Lumbermens") and was in an amount not to exceed $3,750,000. The Bond was collateralized by a letter of credit, (the "Letter of Credit") issued by Chase Bank, in favor of Lumbermens. The Letter of Credit was, in turn, collateralized by cash of PHC/CHC.

         As of the commencement of the Chapter 11 Case, Paracelsus had exhausted all appeals, and the judgments had become final. Upon information and belief, the plaintiffs have pursued recovery under the Bond and Lumbermens has drawn down the Letter of Credit. In addition, the plaintiffs have indicated that post-judgment interest and attorneys' fees will exceed the bond amount by approximately $600,000.

                  (b) U.S. Government Claims.

         The United States government, including the United States Attorney's Office in Los Angeles, California, and the Department of Health & Human Services, has been conducting an investigation into possible violations by Debtor of various civil and criminal statutes. The investigation has focused on events at two or three hospitals from 1992 through most of 1998. Debtor does not know the current status of the investigation. If the investigation continues, the Debtor could face civil claims or criminal charges, including under the federal False Claims Act.

                  (c) Other.

         In addition to the foregoing, the Debtor has been named (or will likely be named) in connection with claims asserted against members of the PHS Group as a defendant in at least ten (10) negligence/medical malpractice cases and three
(3) cases alleging breach of contract. At the present time, the Debtor is unable to estimate the potential liability associated with these claims.

         11. LIABILITY INSURANCE.

         The PHS Group's members are subject to claims and suits in the ordinary course of business, including those arising from care and treatment provided at its facilities. The PHS Group and the Debtor presently maintain insurance and, where appropriate, reserves with respect to the possible liability arising from such claims. The PHS Group and the Debtor are self-insured for the first $1.0 million per occurrence of general and professional liability claims. Excess insurance amounts up to $50.0 million are covered by third party insurance carriers. The PHS Group records an estimated liability for its uninsured exposure and self-insured retention based on historical loss patterns and actuarial projections.

                                       XI.
               CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

A. GENERAL.

         The following discussion summarizes certain federal income tax consequences of the Plan to the Debtor, the holders of Claims and the holders of Equity Interests based upon the Tax Code, the Treasury regulations promulgated thereunder, judicial authorities and current administrative rulings and practices now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such change could be retroactively applied in a manner that could adversely affect the Debtor, the Reorganized Debtor, holders of Claims and holders of Equity Interests. In addition, certain aspects of the following discussion are based on proposed Treasury regulations. The tax consequences of certain aspects of the Plan are uncertain due to the lack of applicable legal authority and may be subject to administrative or judicial interpretations that differ from the discussion below. The Debtor has not requested, nor does it intend to request, a tax ruling from the Internal Revenue Service (the "IRS"), nor will any opinion of counsel be obtained by the Debtor, with respect to the federal income tax consequences of the Plan. Consequently, there can be no assurance that the treatment set forth in the following discussion will be accepted by the IRS. Further, the federal income tax consequences to the Debtor, holders of Claims and holders of Equity Interests may be affected by matters not discussed below. For example, the following discussion does not address state, local or foreign tax considerations that may be applicable to the Debtor, the holders of Claims or the holders of Equity Interests, and the discussion does not address the tax consequences of the Plan to certain types of holders of Claims and holders of Equity Interests creditors and stockholders (including foreign persons, financial institutions, life insurance companies, tax-exempt organizations and taxpayers who may be subject to the alternative minimum tax) who may be subject to special rules not addressed herein.

         THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION ONLY. THE DEBTOR AND ITS COUNSEL AND FINANCIAL ADVISORS ARE NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES OF CONFIRMATION AND CONSUMMATION OF THE PLAN, WITH RESPECT TO THE DEBTOR, HOLDERS OF CLAIMS, HOLDERS OF EQUITY INTERESTS, OR THE REORGANIZED DEBTOR, NOR ARE THEY RENDERING ANY FORM OF LEGAL OPINION OR TAX ADVICE ON SUCH TAX CONSEQUENCES. THE TAX LAWS APPLICABLE TO CORPORATIONS IN BANKRUPTCY ARE EXTREMELY COMPLEX, AND THE FOLLOWING SUMMARY IS NOT EXHAUSTIVE. HOLDERS OF CLAIMS AND HOLDERS OF EQUITY INTERESTS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING TAX CONSEQUENCES OF THE PLAN, INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

B. FEDERAL INCOME TAX CONSEQUENCES TO THE DEBTOR.

         1. GENERAL DISCUSSION.

         In general, the Debtor does not expect to incur any substantial tax liability as a result of implementation of the Plan. Based on the current state of the law and the facts known to Debtor at this time, it is contemplated that the Plan will permit the retention of a portion of the accumulated net operating loss carry forwards ("NOLs") of the Debtor for future use. Accordingly, subject to the possible adjustment of the NOLs in connection with future IRS examinations, and further subject to the limitations in the Tax Code on the use of NOLs in calculating the alternative minimum tax ("AMT") (see below), at least a portion of the NOLs should be available to reduce the Debtor's future taxable income.

         2. CANCELLATION OF INDEBTEDNESS.

         In general, the Tax Code, with certain exceptions, provides that taxpayers that realize a "cancellation of indebtedness" must include the amount of canceled indebtedness in gross income to the extent that the indebtedness canceled exceeds any consideration given for such cancellation. The Tax Code further provides, however, that where the taxpayer is in a Chapter 11 case and the cancellation of indebtedness is pursuant to a plan approved by the bankruptcy court, such cancellation of indebtedness will not be included in gross income, but the taxpayer must generally reduce tax attributes in a specified order.

         The Debtor expects to realize a material amount of cancellation of indebtedness ("COD") income as a result of the Plan. With certain exceptions, to the extent that any creditor receives from the Debtor a distribution under the Plan in an amount less than such creditor's Claim, the Debtor will realize COD income. Because the Debtor is in bankruptcy, it will not be required to include COD income in taxable income, but rather will be required to reduce its NOLs (and possibly certain other tax attributes, including tax basis of assets) by the amount of the COD income. Tax attributes must be reduced in the order specified as follows: (i) NOLs, (ii) business credits, (iii) minimum tax credits, (iv) capital loss carry-overs, (v) tax basis in assets, (vi) passive activity losses and credits, and (vii) foreign tax credit carry-overs. In lieu of this order, however, the Debtor may elect to apply any portion of the reduction to reduce the basis of its depreciable assets first. This election would be beneficial, for instance, if the Debtor could use NOLs faster than it could claim its depreciation deductions. Thus, the Debtor will determine whether or not this election should be made.

         3. NOLS AND FUTURE UTILIZATION.

         The total consolidated NOL carryforward available to the Debtor as of June 30, 2000, is presently estimated to be approximately $150 million. The foregoing amount, however, is only an estimate. It is not binding on the IRS and is subject to adjustment as a result of future IRS audits of the Debtor's tax returns, which may not take place for several years. Such losses are also subject to reduction, as discussed in paragraph 2, above. It is expected that COD income realized by the Debtor pursuant to the Plan will subsequently reduce the Debtor's NOLs and could reduce certain other tax attributes, including the tax basis of assets.

         Section 382 (in conjunction with Section 383) of the Tax Code imposes limitations upon the utilization of a corporation's NOLs, built-in losses and credit carry forwards following significant changes in the corporation's stock ownership, called an "ownership change." Issuance of the New Common Stock pursuant to the Plan will result in an "ownership change" as defined in Section 382 of the Tax Code. Thus, subject to certain exceptions applicable to Chapter 11 proceedings as discussed below, the Debtor's utilization of its NOLs remaining after application of the COD rules described above (and also certain "built-in losses") to reduce taxable income generated after the ownership change will generally be subject to an annual limitation equal to the equity value of the Debtor as a group multiplied by the Section 382 federal rate prescribed by the IRS for the month in which the ownership change occurs. For purposes of this computation, the equity value of the Debtor generally will equal the fair market value of Paracelsus immediately prior to the ownership change (excluding certain capital contributions), decreased by any amounts treated as paid in redemption of Equity Interests, and, if the Debtor elects not to apply Section 382(l)(5) of the Tax Code, increased, under Section 382(l)(6) of the Tax Code, by any value resulting from surrender or cancellation of Allowed Claims in exchange for New Common Stock pursuant to the Plan. Moreover, if immediately after an ownership change, one-third or more of the assets of a corporation and its subsidiaries consist of "assets held for investment," then in computing the Section 382 limitation, the value of such corporation's stock is reduced by an amount that, generally, approximates the value of the corporation's equity in such investment assets.

         If the Debtor has a "net unrealized built-in loss" (excess of aggregate adjusted tax basis of assets over aggregate fair market value of such assets immediately before the ownership change) that exceeds certain thresholds, such loss will be subject to the annual limitation to the extent it is recognized during any of the first five (5) years after the Effective Date. For these purposes, in addition to recognized built-in losses resulting from the disposition of these assets, any depreciation, amortization or depletion that is deductible during the five-year period and attributable to the built-in loss existing on the Effective Date is treated as a recognized built-in loss subject to these rules. If a deduction for any portion of a recognized built-in loss is disallowed, such portion is carried forward. The Debtor does not presently believe that it had any significant net unrealized built-in loss. Accordingly, the utilization of the Debtor's built-in loss (including depreciation deductions attributable thereto), if any, that is recognized during the five year period is not expected to be subject to limitation under Section 382.

         Section 382(1)(5) of the Tax Code and the regulations thereunder provide that the foregoing limitations on the utilization of NOLs after an ownership change do not apply if (i) immediately before the ownership change, the corporation is under the jurisdiction of a court in a title 11 or similar case, (ii) the transaction resulting in such ownership change is ordered by the court or is pursuant to a plan approved by the court, and (iii) the pre-change shareholders and "qualified creditors" of the loss corporation determined immediately before the ownership change own in the aggregate 50% or more of the value and voting power of the reorganized corporation after the ownership change. Qualified creditors are creditors who held their indebtedness for at least 18 months before the date of the filing of the title 11 case or who hold debt that arose in the ordinary course of the trade or business if such other creditors have, at all times, been the beneficial holders thereof. The Debtor may elect not to have Section 382(1)(5) apply.

         If Section 382(1)(5) applies then the NOLs must be computed as if no deduction had been allowed for interest paid by the corporation on any obligations that were exchanged for stock pursuant to the Plan during any taxable year ending during the three-year period preceding the taxable year in which the ownership change occurs. However, if an ownership change to which
Section 382(1)(5) applied were to occur pursuant to the Plan, the NOLs and other tax attributes of the Debtor would be eliminated in their entirety if there were a second ownership change during the two-year period following the date of the ownership change pursuant to the Plan.

         Based upon the information available to the Debtor at this time, the Debtor expects to elect not to have Section 382(l)(5) apply. Whether Section 382(1)(5) or Section 382(1)(6) applies to the Plan, however, it appears that the application of Section 382 will limit the future use of the Debtor's remaining NOLs.

         4. ALTERNATIVE MINIMUM TAX.

         A corporation may be subject to the AMT even if its regular taxable income is entirely offset by NOL carry forwards. For purposes of computing a taxpayer's regular federal tax liability, all of the income recognized in a taxable year may be reduced by NOL carry-overs. For purposes of the AMT, however, only 90% of a taxpayer's alternative minimum taxable income ("AMTI") may be reduced by AMTNOL carry-overs ("AMTNOL carry-overs"), the amount of which is determined separately from the amount of regular NOL carry-overs. Therefore, any alternative minimum taxable income recognized by the Debtor will be taxable at a rate of at least 2% (10% of the 20% AMT tax rate). Moreover, the Debtor's AMTI (after certain adjustments and without taking into account any deduction for AMTNOL carry-overs) may be subject to a one-twelfth of one percent (.12%) environmental tax under Section 59A of the Tax Code.

C. CONSEQUENCES TO HOLDERS OF CLAIMS.

         1. REALIZATION AND RECOGNITION OF GAIN OR LOSS IN GENERAL.

         The federal income tax consequences of the implementation of the Plan to a holder of an Allowed Claim will depend, among other things, upon the origin of the holder's Claim, when the holder's Claim becomes an Allowed Claim, when the holder receives payment in respect of such Claim, whether the holder reports income using the accrual or cash method of accounting, whether the holder has taken a bad debt deduction or worthless security deduction with respect to such Claim and whether the holder's Claim constitutes a "security" for federal income tax purposes.

         Generally, a holder of an Allowed Claim will realize gain or loss on the exchange under the Plan of its Allowed Claim for stock and other property (such as cash and new debt instruments), in an amount equal to the difference between (i) the sum of the amount of any cash, the issue price of any debt instrument, and the fair market value on the date of the exchange of any other property received by the holder (other than any consideration attributable to a Claim for accrued but unpaid interest) and (ii) the adjusted basis of the Allowed Claim exchanged therefor (other than basis attributable to accrued but unpaid interest previously included in the holder's taxable income). The treatment of accrued but unpaid interest and amounts allocable thereto varies depending on the nature of the holder's Claim and is discussed below.

         Whether or not such realized gain or loss will be recognized (i.e., taken into account) for federal income tax purposes will depend in part upon whether such exchange qualifies as a recapitalization or other "reorganization" as defined in the Tax Code, which may in turn depend upon whether the Claim exchanged is classified as a "security" for federal income tax purposes. The term "security" is not defined in the Tax Code or in the Treasury Regulations. One of the most significant factors considered in determining whether a particular debt instrument is a security is the original term thereof. In general, the longer the term of an instrument, the greater the likelihood that it will be considered a security. As a general rule, a debt instrument having an original term of 10 years or more will be classified as a security, and a debt instrument having an original term of fewer than five years will not. Debt instruments having a term of at least five years but less than 10 years are likely to be treated as securities, but may not be, depending upon their resemblance to ordinary promissory notes, whether they are publicly traded, whether the instruments are secured, the financial condition of the debtor at the time the debt instruments are issued and other factors. Each holder of an Allowed Claim should consult his or her own tax advisor to determine whether his or her Allowed Claim constitutes a security for federal income tax purposes. The Debtor expresses no views with respect to whether Allowed Claims or any new obligations exchanged therefor constitute securities for tax purposes. Each holder of a Claim is urged to consult such holder's own tax advisor in this regard.

         2. HOLDERS OF ADMINISTRATIVE EXPENSE CLAIMS, ALLOWED PROFESSIONAL COMPENSATION AND REIMBURSEMENT CLAIMS (UNCLASSIFIED) AND ALLOWED OTHER PRIORITY CLAIMS (CLASS 1).

         Holders of Administrative Expense Claims, Allowed Professional Compensation and Reimbursement Claims and Allowed Other Priority Claims generally will be paid in full in Cash on, or subsequent to, the Effective Date. Such holders must include such amounts in their gross income in the taxable year in which such amounts are actually or constructively received by them. Amounts of income tax and employment tax will be withheld from such payments as required by law.


         3. HOLDERS OF MISCELLANEOUS SECURED CLAIMS (CLASS 3).

         A holder of an Allowed Miscellaneous Secured Claim will be paid in full. Such holder will realize gain or loss in an amount equal to the difference between (a) the holder's basis in the Allowed Miscellaneous Secured Claim and
(b) the amount of Cash received. Amounts received in respect of claims for accrued interest will be taxed as ordinary income, except to the extent previously included in income by a holder under his method of accounting.

         4. HOLDERS OF SENIOR SUBORDINATED NOTE HOLDER CLAIMS AND GENERAL UNSECURED CLAIMS (CLASS 4).

         Holders of a Senior Subordinated Note Holder Claims and holders of General Unsecured Claims will receive Pro-Rata Shares of (i) the New Notes (after deduction of the amount of New Notes held in Reserve for Disputed General Unsecured Claims, if any, from the aggregate principal amount of the New Notes), subject and pursuant to the terms of the Plan, including those provisions of the Plan relating to distribution of the New Notes only in integral multiples of $1,000, (ii) the Class 4 Cash Payment, and (iii) 95.00% of the New Common Stock, less the number of shares of New Common Stock held in Reserve for Disputed General Unsecured Claims, if any, and subject to dilution through the exercise of the Series A Warrants and the Series B Warrants.

                  (a) Senior Subordinated Notes Constitute "Securities".

         The Senior Subordinated Notes and the New Notes could constitute "securities" for federal income tax purposes. If so, the receipt of the New Notes and New Common Stock in satisfaction of the Senior Subordinated Note Holder Claims will constitute a "recapitalization" for federal income tax purposes. In that case, (i) any realized loss will not be recognized for federal income tax purposes and (ii) any realized gain will be recognized in an amount equal to the lesser of (a) the gain realized or (b) the amount of cash and the fair market value of any other property received (for example, any debt obligations that do not constitute "securities") in excess of the amount allocated to accrued but unpaid interest. With respect to amounts allocable to accrued but unpaid interest, a holder will be deemed to be in receipt of interest income for federal income tax purposes to the extent that (x) any amounts received are paid to such holder in respect of a claim for accrued but unpaid interest and (y) such holder has not previously included such amounts in income under his method of accounting. Such interest income will be taxed as ordinary income.

         Also, in such case, a holder's aggregate tax basis in the New Notes and New Common Stock received in satisfaction of its Senior Subordinated Note Holder Claims will equal the holder's aggregate adjusted tax basis in its Senior Subordinated Notes (including any Claim for accrued but unpaid interest), increased by any gain or interest income recognized in respect of its Senior Subordinated Note Holder Claims and decreased by the amount of cash received. If both stock and securities are received, such basis will be allocated based on the relative values of the stock and the securities at the time of the exchange if any. In general, the holder's holding period for the New Notes and New Common Stock received will include the holder's holding period for the Senior Subordinated Notes, except to the extent the New Notes and New Common Stock were issued in respect of a Claim for accrued but unpaid interest.

         If the Senior Subordinated Notes do not constitute "securities" for federal income tax purposes, each holder will recognize gain or loss in an amount equal to the difference between (i) the sum of the "issue price" of any New Notes (as discussed in paragraph b) and the fair market value of the New Common Stock received by such holder in excess of the amount allocated to accrued but unpaid interest and (ii) the holder's adjusted tax basis in its Senior Subordinated Notes Claims.

         If the New Notes do not constitute "securities" for federal income tax purposes but the Senior Subordinated Notes do constitute "securities" for federal income tax purposes, then the rule described in the third preceding paragraph will apply but the New Notes will be treated as "other property."

         Each holder of a General Unsecured Claim will recognize gain or loss in an amount equal to the difference between (i) the sum of the "issue price" of any New Notes and New Common Stock received by such holder in excess of the amount allocated to accrued but unpaid interest and (ii) the holder's adjusted tax basis in its General Unsecured Claim.

                  (b) Original Issue Discount.

         For reasons set forth below, a holder of New Notes may be subject to rules requiring him to include in gross income the amount of original issue discount ("OID") with respect to his New Notes. The amount of OID with respect to such Notes would be equal to the excess of (i) its "stated redemption price at maturity" over (ii) its "issue price."

         The issue price of the New Notes will depend, among other things, on whether the Senior Subordinated Notes or the New Notes are or will be traded on an established securities market within the sixty (60) day period ending thirty
(30) days after the Effective Date. If the Senior Subordinated Notes or the New Notes are traded on an established securities market within the meaning of applicable Tax Code provisions, the issue price of a New Note in the hands of such a holder would be the fair market value of the New Note on the issue date. If the Senior Subordinated Notes or the New Notes are not considered to be traded on an established securities market within the meaning of the Tax Code, then the issue price would be equal to the stated redemption price at maturity (defined below) and there would be no OID in respect of such New Notes. The Senior Subordinated Notes or the New Notes will be considered to be traded on an established securities market if they (i) are listed on (1) a national securities exchange registered under the Securities Exchange Act of 1934, (2) an interdealer quotation system sponsored by a national securities association registered under the Securities Exchange Act of 1934 or (3) the International Stock Exchange of the U.K. and Republic of Ireland Ltd., the Frankfurt Stock Exchange, the Tokyo Stock Exchange, or any other foreign exchange or board of trade designated by the Commissioner of the Internal Revenue Service, (ii) are traded on an interbank market, (iii) appear on a system of general circulation (including a computer listing disseminated to subsidiary brokers, dealers, or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations or actual prices of recent sales transactions, or (iv) have price quotations readily available from dealers, brokers, or traders.

         The "stated redemption price at maturity" of a New Note will equal the sum of all payments (other than payments with respect to "qualified stated interest") required to be made. "Qualified stated interest" means any stated interest that is unconditionally payable in Cash or property (other than debt instruments of the issuer), based on a fixed rate, and payable unconditionally at fixed periodic intervals of one year or less during the entire term of the debt instrument. The interest payments on the New Notes may be qualified stated interest. If so, the stated redemption price at maturity will be the principal amount payable when the New Notes are due.

         If the New Notes are traded on an established securities market, the difference between the fair market value of the New Notes at issue and the stated redemption price at maturity would be included in the holder's income as OID if such fair market value is less than amount payable when the New Notes are due. Such OID would be includable in the income of a holder on a ratable daily basis as described below. However, if a holder has a basis for such New Note in excess of the issue price, then such excess would be considered as acquisition premium and could be used to reduce or eliminate the amount of OID includable by the holder in his gross income. Holders should consult their own tax advisors to determine the proper measurement of OID and acquisition premium.

         A holder of a New Note issued with OID is required to include in gross income for U.S. federal income tax purposes an amount equal to the sum of the "daily portions" of such OID for all days during the taxable year on which such holder holds the New Note. The daily portions of OID required to be included in a holder's gross income in a taxable year will be determined under a constant yield method by allocating to each day during the taxable year on which the holder holds the New Note a pro rata portion of the OID on such New Note which is attributable to the "accrual period" in which such day is included. An "accrual period" may be of any length and may vary in length over the term of the New Note, provided that each accrual period is not longer than one year and each scheduled payment of principal or interest occurs either on the final day or the first day of an accrual period.

         The amount of the OID attributable to each accrual period will be the product of the "adjusted issue price" of the New Note at the beginning of such accrual period multiplied by the "yield to maturity" of the New Note (properly adjusted for the length of the accrual period). The "adjusted issue price" of the New Note at the beginning of an accrual period will generally be its issue price plus the aggregate amount of OID that accrued in all prior accrual periods (determined without regard to any acquisition premium) less any Cash payments on the New Note. The New Note's "yield to maturity" is that discount rate which, when used in computing the present value of all principal and stated interest payments to be made under a New Note, produces an amount equal to the issue price of a New Note.

                  (c) Market Discount.

         Market discount is defined generally in the Tax Code as the excess, if any, of (i) the "stated redemption price at maturity" of a debt obligation over
(ii) the adjusted basis of the debt obligation in the hands of a holder immediately after its acquisition. In the case of any bond having original issue discount, the stated redemption price at maturity shall be treated as equal to its revised issue price. A market discount bond is defined as any bond having market discount. Debt instruments in the hands of original holders are not market discount bonds. Moreover, under a de minimis exception, there is no market discount if the excess of the stated redemption price at maturity of a debt instrument over the holder's adjusted basis in the debt instrument is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years after the acquisition date to the date of maturity. Unless the holder elects otherwise, the accrued market discount for an old debt instrument generally is the amount calculated by multiplying the market discount for such debt instrument by a factor, the numerator of which is the number of days an old debt instrument has been held by the holder and the denominator of which is the number of days after the acquisition of the old debt instrument up to and including its maturity date.

         Holders of Senior Subordinated Notes in whose hands such instruments are market discount bonds will be required to treat as ordinary income any gain recognized on the exchange of such instruments pursuant to the Plan to the extent of the market discount accrued during the holder's period of ownership, unless the holder has elected to include the market discount in income as it accrued. Any additional gain would be characterized as discussed above.

         The Treasury Department is expected to promulgate regulations that will provide that any accrued "market discount" not treated as ordinary income upon a taxfree exchange of market discount bonds would carry over to the nonrecognition property received in the exchange. If such regulations are promulgated and applicable to the Plan and if the Senior Subordinated Notes constitute "securities", any holder of Senior Subordinated Notes which has accrued market discount would carry over such accrued market discount to the New Notes and New Common Stock received pursuant to the Plan, such that any gain recognized by the holder upon a subsequent disposition of such New Notes or New Common Stock also would be treated as ordinary income to the extent of any accrued market discount not previously included in income. In general, a Senior Subordinated Note will have accrued "market discount" if such note was acquired after its original issuance at a discount to its adjusted issue price.

                  (d) Dispositions by Holders.

         Any gain recognized by a holder upon a subsequent taxable disposition of New Notes received pursuant to the Plan in satisfaction of its Senior Subordinated Note Holder Claim will be treated as ordinary income to the extent of (i) any bad debt deductions (or additions to a bad debt reserve) claimed with respect to its Claims and any ordinary loss deduction incurred upon satisfaction of such Claims, less any income (other than interest income) recognized by the holder upon satisfaction of such Claims, and (ii) with respect to a cash-basis holder, also any amounts which would have been included in its gross income if the holder's Senior Subordinated Notes Claims had been satisfied in full but which was not included by reason of the cash method of accounting.

         5. HOLDERS OF ALLOWED EQUITY INTERESTS (CLASS 6).

         The receipt by holders of Equity Interests of New Common Stock and Warrants pursuant to the Plan will likely constitute a recapitalization for federal income tax purposes. As such, holders of Equity Interests receiving New Common Stock and Warrants will not recognize gain or loss.

         The IRS regulations provide that a right to acquire stock of the issuing corporation is treated as a security with no principal amount. Therefore, the receipt of the Warrants will be treated as a nontaxable receipt of securities and no gain or loss will be recognized.

         The basis of the holders of Equity Interests in the New Common Stock and Warrants will be the same as their basis in their Equity Interests. Because both New Common Stock and Warrants will be received by holders of Allowed Equity Interests, the basis of their Equity Interests will be allocated between the New Common Stock and the Warrants. The allocation of basis will be made in proportion to the respective market values of the New Common Stock and the Warrants, presumably determined at the time of their receipt.

         6. WITHHOLDING.

         All distributions to holders of New Notes and Senior Subordinated Notes under the Plan are subject to any applicable withholding. Under federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to "backup withholding" at a 31% rate. Backup withholding generally applies if the holder (a) fails to furnish its social security number or other taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) fails properly to report interest or dividends, or (d) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

D. FEDERAL INCOME TAX CONSEQUENCES OF OWNERSHIP OF NEW COMMON STOCK ISSUED PURSUANT TO THE PLAN.

         1. SALES AND EXCHANGES.

         Upon a sale or exchange of New Common Stock, a holder generally will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash plus the fair market value of any other property received upon such sale or exchange and (ii) the holder's adjusted basis in the New Common Stock being sold. Except as indicated above, and except as further described below under "Recapture," any gain or loss would be capital gain or loss if the stock was a capital asset in the hands of the holder, and would be long-term capital gain or loss if the stock were held by the holder for more than one year at the time of the sale or exchange.


         2. RECAPTURE.

         In the case of a holder of an Allowed Claim who receives New Common Stock pursuant to the Plan, and who claims or previously claimed an ordinary deduction (for example, in the form of a bad debt deduction) with respect to such Claim, the subsequent sale or other disposition at a gain of such stock will give rise to ordinary income to the extent of the lesser of (i) the amount of the ordinary deductions such holder was allowed in connection with the debt instrument, reduced by the amount of income, if any, recognized by the holder on the exchange of the Allowed Claim for the New Common Stock, and (ii) the gain recognized on such subsequent sale or disposition.

         AS IS APPARENT FROM THE FOREGOING DISCUSSION, THE TAX CONSEQUENCES OF THE PLAN FOR THE DEBTOR, REORGANIZED DEBTOR, HOLDERS OF CLAIMS AND HOLDERS OF EQUITY INTERESTS INVOLVE A NUMBER OF ISSUES AS TO WHICH THE LAW IS HIGHLY UNCERTAIN. THE FOREGOING DISCUSSION, MOREOVER, IS ONLY A BRIEF SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN. WITH THESE CONSIDERATIONS IN MIND, HOLDERS OF CLAIMS AND HOLDERS OF EQUITY INTEREST ARE AGAIN STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC CONSEQUENCES TO THEM OF THE PLAN UNDER FEDERAL AND APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

                                      XII.
                        ALTERNATIVES TO CONFIRMATION AND
                            CONSUMMATION OF THE PLAN

         If the Plan is not confirmed and consummated, the Debtor's alternatives include (i) liquidation of the Debtor under Chapter 7 of the Bankruptcy Code and
(ii) the preparation and presentation of an alternative plan or plans of reorganization.

A. LIQUIDATION UNDER CHAPTER 7.

         If no Chapter 11 plan can be confirmed, the Chapter 11 Case may be converted to a case under Chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate the assets of the Debtor. A discussion of the effect that a Chapter 7 liquidation would have on the recovery of holders of Claims and Equity Interests is set forth in Section VI.B.5, "Best Interests Test." The Debtor believes that liquidation under Chapter 7 would result in (i) smaller distributions being made to creditors and stockholders than those provided for in the Plan because of the additional administrative expenses involved in the appointment of a trustee and attorneys and other professionals to assist such trustee, (ii) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtor's operations, and (iii) the failure to realize the greater, going concern value of the Debtor's assets.


B. ALTERNATIVE PLAN OF REORGANIZATION.

         If the Plan is not confirmed, the Debtor or any other party in interest could attempt to formulate a different plan of reorganization. Such a plan might involve either a reorganization and continuation of the Debtor's business or an orderly liquidation of its assets. With respect to an alternative plan, the Debtor has explored various other alternatives in connection with the extensive negotiation process involved in the formulation and development of the Plan.

         Consequently, the Debtor believes that the Plan enables the Debtor to successfully and expeditiously emerge from Chapter 11, preserves its business and allows creditors to realize the highest recoveries under the circumstances. In a liquidation under Chapter 11 of the Bankruptcy Code, the assets of the Debtor would be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7 and a trustee need not be appointed. Accordingly, creditors and stockholders would receive greater recoveries than in a Chapter 7 liquidation. Although a Chapter 11 liquidation is preferable to a Chapter 7 liquidation, the Debtor believes that a liquidation under Chapter 11 is a much less attractive alternative to creditors because a greater return is provided for in the Plan to creditors.

                                      XIII.
                          CONCLUSION AND RECOMMENDATION

         The Debtor believes that confirmation and implementation of the Plan is preferable to any of the alternatives described above because it will provide the greatest recoveries to holders of Claims and Equity Interests. In addition, other alternatives would involve significant delay, uncertainty and substantial additional administrative costs. The Debtor urges holders of impaired Claims and Equity Interests entitled to vote on the Plan to vote to accept the Plan and to evidence such acceptance by returning their Ballots so that they will be received not later than 4:00 p.m., Central Time, on December 5, 2000 at the address listed on the Ballot.

Dated:  October 31, 2000.

PARACELSUS HEALTHCARE              ANDREWS & KURTH L.L.P.
CORPORATION

By: /s/ Robert L. Smith            By: /s/ Douglas G. Walter
   ---------------------------        ----------------------
    Robert L. Smith                    Hugh M. Ray (Admin. I.D. No. 2278)
    Chief Executive Officer            Douglas G. Walter (Admin. I.D. No. 12968)
                                       600 Travis Street, Suite 4200
                                       Houston, Texas 77002
                                       Telephone: (713) 220-4200
                                       Telecopy: (713) 220-4285

                                   COUNSEL TO THE DEBTOR

                                   EXHIBIT A

                         UNITED STATES BANKRUPTCY COURT
                           SOUTHERN DISTRICT OF TEXAS
                               (HOUSTON DIVISION)



IN RE:                                              :    CASE NO. 00-38590 H5-11
                                                    :
PARACELSUS HEALTHCARE                                    CHAPTER 11
CORPORATION,                                        :
                                                    :
Debtor.                                             :    DATED: October 6, 2000
                                                    :
----------------------------------------------------


                         DEBTOR'S PLAN OF REORGANIZATION
                     UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

                  Paracelsus Healthcare Corporation ("Paracelsus" or "Debtor") proposes the following plan of reorganization under Section 1121(a) of Title 11 of the United States Code:

                                    ARTICLE I

                      DEFINITIONS AND CONSTRUCTION OF TERMS

         Definitions. As used herein, the following terms have the respective meanings specified below, unless the context otherwise requires:

         1.1 Administrative Expense Claim means any right to payment constituting a cost or expense of administration of the Chapter 11 Case under Sections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, any actual and necessary costs and expenses of preserving the estate of the Debtor, any actual and necessary costs and expenses of operating the business of the Debtor, any indebtedness or obligations incurred or assumed by the Debtor in Possession in connection with the conduct of its business, including, without limitation, for the acquisition or lease of property or an interest in property or the rendition of services (including, without limitation, the claim of BNY for fees and expenses incurred for its services as Trustee under the Senior Subordinated Note Indenture and as Indenture Trustee under the New Indenture up to and including the Effective Date), but excluding all Professional Compensation and Reimbursement Claims under Sections 330 or 503 of the Bankruptcy Code and any fees or charges assessed against the estate of the Debtor under Section 1930 of Chapter 123 of Title 28 of the United States Code.

         1.2 Allowed means, with reference to any Claim or Equity Interest, (a) any Claim against or Equity Interest in the Debtor which has been listed by the Debtor in its Schedules, as such Schedules may be amended by the Debtor from time to time in accordance with Bankruptcy Rule

1009, as liquidated in amount and not disputed or contingent and for which no contrary proof of Claim or Equity Interest has been filed, (b) any Claim or Equity Interest Allowed hereunder, (c) any Claim or Equity Interest which is not Disputed, or (d) any Claim or Equity Interest which, if Disputed, (i) as to which, pursuant to the Plan or a Final Order of the Bankruptcy Court, the liability of the Debtor and the amount thereof is determined by a Final Order of a court of competent jurisdiction other than the Bankruptcy Court, or (ii) has been Allowed or estimated for allowance pursuant to Section 502(c) of the Bankruptcy Code by Final Order of the Bankruptcy Court; provided, however, that any Claim or Equity Interest allowed solely for the purpose of voting to accept or reject the Plan pursuant to a Final Order of the Bankruptcy Court shall not be considered an "Allowed Claim" or "Allowed Equity Interest" hereunder. Unless otherwise specified herein or by Final Order of the Bankruptcy Court, "Allowed Administrative Expense Claim," "Allowed Claim," or "Allowed Equity Interest" shall not, for purposes of computation of distributions under the Plan, include interest on such Administrative Expense Claim, Claim or Equity Interest from and after the Commencement Date.

         1.3 Ballot means the form distributed to each holder of an impaired Claim or Equity Interest on which is to be indicated acceptance or rejection of the Plan.

         1.4 Bankruptcy Code means Title 11 of the United States Code, as now in effect.

         1.5 Bankruptcy Court means the United States Bankruptcy Court for the Southern District of Texas (Houston Division) having jurisdiction over the Chapter 11 Case.

         1.6 Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure as now in effect, and any Local Rules of the Bankruptcy Court.

         1.7 BNY means The Bank of New York as indenture trustee under the Senior Subordinated Notes, or the New Notes, as the case may be.

         1.8 Business Day means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are required or authorized to close by law or executive order.

         1.9 Bylaws means the Bylaws of the Reorganized Debtor, which shall be in substantially the form contained in the Plan Supplement.

         1.10 Cash means legal tender of the United States of America and equivalents thereof.

         1.11 Cause of Action means, without limitation, any and all actions, causes of action, liabilities, obligations, rights, suits, debts, sums of money, damages, judgments, claims and demands whatsoever, whether known or unknown, in law, equity or otherwise.

         1.12 Certificate of Incorporation means the Certificate of Incorporation of the Reorganized Debtor, which shall be in substantially the form contained in the Plan Supplement.

         1.13 Chapter 11 Case means the case under Chapter 11 of the Bankruptcy Code commenced by the Debtor in the Bankruptcy Court.

         1.14 Claim has the meaning set forth in Section 101 of the Bankruptcy Code.

         1.15 Claimant means the holder of a Claim against the Debtor.

         1.16 Claims Register shall mean the list of proofs of Claim prepared and maintained by the Clerk of the Bankruptcy Court.

         1.17 Class means a category of holder of Claims or Equity Interests as set forth in Article IV of the Plan.

         1.18 Class 4 Cash Payment means Cash in an amount equal to the aggregate per diem interest earned on a principal amount of $130,000,00.00 at the rate of 11 1/2 percent per annum for the number of whole days during the period commencing on August 15, 2000 and ending on the Effective Date, including the first day in such period and excluding the last.

         1.19 CMSS means ChaseMellon Shareholder Services LLC, or any successor-in-interest thereto.

         1.20 Collateral means any property or interest in property of the estate of the Debtor subject to a Lien or Security Interest to secure the payment or performance of a Claim, which Lien or Security Interest is not subject to avoidance under the Bankruptcy Code or otherwise invalid under the Bankruptcy Code or applicable nonbankruptcy law.

         1.21 Commencement Date means the date on which the Debtor commenced the Chapter 11 Case.

         1.22 Confirmation Date means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order on the docket.

         1.23 Confirmation Hearing means the hearing held by the Bankruptcy Court to consider confirmation of the Plan pursuant to Section 1129 of the Bankruptcy Code, as such hearing may be adjourned or continued from time to time.

         1.24 Confirmation Order means the Final Order of the Bankruptcy Court confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

         1.25 Convenience Claim means any Claim in the amount of $5,000.00 or less and any Claim that is reduced to $5,000.00 by the election of the holder thereof on such holder's Ballot (provided that (i) individual Claims less than $5,000.00 of a single holder existing as of the Commencement Date will not be treated as separate Convenience Claims if the aggregate of all Claims due any such single holder as of the Commencement Date exceeds $5,000.00, and (ii) any

Claim that was originally in excess of $5,000.00 may not be subdivided into multiple Claims of less than $5,000.00 for purposes of receiving treatment as a Convenience Claim).

         1.26 Creditors' Committee means the statutory committee of unsecured creditors appointed in the Chapter 11 Case pursuant to Section 1102 of the Bankruptcy Code.

         1.27 Debtor means Paracelsus Healthcare Corporation, a California corporation.

         1.28 Debtor in Possession means the Debtor in its capacity as debtor in possession in the Chapter 11 Case pursuant to Sections 1101, 1107(a) and 1108 of the Bankruptcy Code.

         1.29 Disclosure Statement means the disclosure statement relating to the Plan, including, without limitation, all exhibits and schedules thereto, as approved by the Bankruptcy Court pursuant to Section 1125 of the Bankruptcy Code.

         1.30 Disclosure Statement Hearing means the hearing held by the Bankruptcy Court to consider the approval of the Disclosure Statement pursuant to Section 1126 of the Bankruptcy Code, as such hearing may be adjourned or continued from time to time.

         1.31 Disputed means the portion (including, when appropriate, the whole) of any Claim or Equity Interest as to which: (a) a proof of Claim or Equity Interest has been or been deemed timely and properly Filed under applicable law or pursuant to this Plan as confirmed pursuant to the Confirmation Order, or as otherwise ordered by the Bankruptcy Court; (b) an objection, motion to estimate, or complaint to determine the validity, priority or extent of any Lien asserted by the claimant with respect to the Claim or Equity Interest has been timely Filed; and (c) such objection, motion or complaint has not been withdrawn or granted, denied or otherwise determined by Final Order. Before the time that such an objection, motion or complaint has been filed, any Claim and/or Equity Interest shall be considered Disputed (w) to the extent, if any, that the amount of the Claim and/or Equity Interest specified in a proof of Claim or Equity Interest exceeds the amount of any corresponding Claim or Equity Interest scheduled by the Debtor in its Schedules;
(x) in its entirety, if any corresponding Claim or Equity Interest scheduled by the Debtor has been scheduled as disputed, contingent or unliquidated in the Schedules; (y) in its entirety, if any corresponding Claim or Equity Interest scheduled by the Debtor in its Schedules places the Claim or Equity Interest in a separate classification from that asserted in a proof of Claim, or (z) in its entirety, if no corresponding Claim or Equity Interest has been scheduled by the Debtor in its Schedules.

         1.32 Disputed Claim Amount means the higher of the amount set forth in the proof of Claim or listed on the Schedules relating to a Disputed Claim; provided, however, if a Disputed Claim is estimated for allowance purposes under
Section 502(c) of the Bankruptcy Code, the amount so estimated pursuant to Final Order of the Bankruptcy Court shall be the Disputed Claim Amount.

         1.33 Disputed Equity Interest Amount means the higher of the number of shares of Paracelsus Common Stock set forth in a Proof of Equity Interest or listed in the Schedules relating to a Disputed Equity Interest.

         1.34 Effective Date means the first Business Day on which the conditions specified in Section 10.1 of the Plan have been satisfied, or waived in accordance with Section 10.3 of the Plan.

         1.35 Employment and Compensation Agreements means (a) that certain employment agreement, dated as of March 1, 2000, by and between the Debtor and Robert L. Smith as Chief Executive Officer of the Debtor, (b) those certain "Stay On Bonus Agreements," by and between the Debtor and PHC/CHC Holdings, Inc., on one hand, and fifteen (15) key officers of the Debtor and certain of its subsidiaries, on the other, and (c) the Debtor's Fiscal Year 2000 Incentive Bonus Plan.

         1.36 Equity Interest means any share of common stock or other instrument evidencing an ownership interest in the Debtor, whether or not transferable, and any option, warrant or right, contractual or otherwise, to acquire any such interest.

         1.37 Estate means the Debtor's Chapter 11 bankruptcy estate.

         1.38 File or Filed means filed with the Bankruptcy Court in the Chapter 11 Case.

         1.39 Final Order means an order of the Bankruptcy Court that has been entered on the docket of the Bankruptcy Court for ten (10) or more days and that is not then stayed or reversed.

         1.40 General Unsecured Claim means any Claim that is not a Secured Claim, Senior Subordinated Note Holder Claim, Miscellaneous Secured Claim, Administrative Expense Claim, Professional Compensation and Reimbursement Claim, a Claim for statutory fees due the United States Trustee pursuant to 28 U.S.C.
Section 1930(a)(6), Priority Tax Claim, Other Priority Claim, Intercompany Claim or Convenience Claim.

         1.41 Initial Distribution Date means the date that is thirty (30) days subsequent to the Effective Date, or within ten (10) days thereof.

         1.42 Insured Claim means any Claim arising from an incident, occurrence, final arbitration award, judgment or similar final award to the extent that liability thereunder, if any, is covered by an insurance policy or bond, including, without limitation, any supersedeas bond.

         1.43 Intercompany Claim means any Claim asserted against the Debtor by any of the Debtor's direct or indirect subsidiaries.

         1.44 Lien shall have the meaning set forth in Section 101 of the Bankruptcy Code.

         1.45 Miscellaneous Secured Claim means any Claim, other than a Secured Tax Claim, to the extent reflected in the Schedules or a proof of Claim as being secured by a Lien or Security

Interest (whether consensual or otherwise), to the extent it is secured by a valid, unavoidable Lien or Security Interest in Collateral, to the extent of the value of the Estate's interest in such Collateral, as determined in accordance with Section 506(a) of the Bankruptcy Code and taking into account any other Secured Claims with respect to such Collateral not inferior in priority to such Secured Claim, or, in the event that such Claim is subject to setoff under
Section 553 of the Bankruptcy Code, to the extent of such setoff.

         1.46 New Common Stock means the common stock of the Reorganized Debtor authorized and to be issued pursuant to the Plan. The New Common Stock shall have a par value of $.01 per share and such rights with respect to dividends, liquidation, voting and other matters as are provided for by applicable nonbankruptcy law or in the Certificate of Incorporation and the Bylaws.

         1.47 New Indenture means that certain Indenture relating to the New Notes, dated as of the Effective Date, by and between the Reorganized Debtor and BNY as indenture trustee, in the original principal amount of $130,000,000, in substantially the form contained in the Plan Supplement.

         1.48 New Notes means the 11.50% Senior Notes, due on August 15, 2005, with interest thereon calculated commencing as of the Effective Date and payable semi-annually on February 15 and August 15 each year thereafter until the principal and all accrued or unpaid interest thereon is paid in accordance with the terms of the New Indenture, in substantially the form contained in the Plan Supplement, to be issued by the Reorganized Debtor pursuant to the New Indenture to holders of Allowed Class 4 Claims in accordance with Section 4.4 of the Plan.

         1.49 Other Priority Claim means any Claim, other than an Administrative Expense Claim or a Priority Tax Claim, entitled to priority in right of payment under Section 507(a) of the Bankruptcy Code.

         1.50 Park means Park Hospital GmbH.

         1.51 Park Subordinated Note means that certain subordinated note, in the original principal amount of $7,185,467, dated August 30, 1996 and bearing interest at the rate of 6.51%, issued by Paracelsus as payor to Park as payee.

         1.52 PHC/Park/Champion Settlement Agreement means that certain Settlement Agreement, dated as of March 24, 1999, by and between Park; the Debtor; Dr. Manfred Georg Krukemeyer; Virginia Retirement System; Baker, Fentress & Company; Weiss, Peck & Greer, LLC, as Sole Trustee for the WPG Corporate Development Associates III, LP and WPG Corporate Development Associates III (Overseas), LP Liquidating Trusts; William Blair Venture Partners III L.P.; Frontenac VI Limited Partnership; William Khouri; Equiss II, Inc.; Equus Capital Partners, L.P.; RFE Capital Partners, L.P.; RFE Investment Partners IV, L.P.; Olympus Executive Fund, L.P.; Olympus Private Placement Fund, L.P.;BankAmerica Investment Corporation; M. Ann O'Brien; Robert F. Perille; Ford
S. Bartholow; Jeffrey M. Mann; Matthew W. Clary; Equity-Linked Investors,

L.P.; Equity Linked Investors II; DLJ Venture Capital Fund II, L.P.; DLJ Capital Corp.; Sprout Growth II L.P.; Sprout Growth L.P.; Sprout Growth Capital VI, L.P.; John Hancock Venture Capital Fund Limited Partnership II; and HarbourVest Partners III L.P., a true and correct copy of which is contained in the Plan Supplement.

         1.53 Plan means this Chapter 11 plan of reorganization, including, without limitation, the Plan Supplement and all exhibits, supplements, appendices and schedules pertaining hereto, either in its present form or as the same may be altered, amended or modified from time to time.

         1.54 Plan of Merger means the Agreement and Plan of Merger of Paracelsus and the Reincorporation Subsidiary, providing for the Reincorporation Merger, which shall be in substantially the form contained in the Plan Supplement.

         1.55 Plan Supplement means the forms of documents specified in Section
12.16 of the Plan.

         1.56 Priority Tax Claim means any Claim of a governmental unit of the kind specified in Sections 502(i) and 507(a)(8) of the Bankruptcy Code.

         1.57 Pro Rata Share means a proportionate share, so that the ratio of the consideration distributed on account of an Allowed Claim or Allowed Equity Interest in a Class to the amount of such Allowed Claim or Allowed Equity Interest is the same as the ratio of the amount of the consideration distributed on account of all Allowed Claims or Allowed Equity Interests in such Class to the amount of all Allowed Claims or Allowed Equity Interests in such Class.

         1.58 Professional Compensation and Reimbursement Claim has the meaning set forth in Section 2.2. of the Plan.

         1.59 Quarter means the period beginning on the Effective Date and ending on the next of December 31, March 31, June 30 and September 30, and each three month period thereafter.

         1.60 Record Date means October 31, 2000.

         1.61 Reserve shall have the meaning set forth in Section 5.3(h) of the Plan.

         1.62 Registration Rights Agreement means a registration rights agreement to be entered into between the Reorganized Debtor and any person or entity entitled to become a party to such registration rights agreement under
Section 5.10 of the Plan, which shall be in substantially the form contained in the Plan Supplement.

         1.63 Reincorporation Merger means the merger of Paracelsus with and into the Reincorporation Subsidiary, pursuant to the Plan of Merger and applicable provisions of the California Corporations Code and the Delaware General Corporation Law.

         1.64 Reincorporation Subsidiary means that corporation to be incorporated under the Delaware General Corporation Law by the Debtor, as its wholly owned subsidiary prior to the Effective Date. Prior to the Effective Date, the Certificate of Incorporation shall be the certificate of incorporation, and the Bylaws shall be the bylaws, respectively, of the Reincorporation Subsidiary.

         1.65 Reorganized Debtor means Paracelsus as it shall be merged with and into the Reincorporation Subsidiary on the Effective Date, and any successor thereto.

         1.66 Schedules means the Schedules of Assets and Liabilities, the list of holders of Equity Interests, and the Statements of Financial Affairs filed by the Debtor under Section 521 of the Bankruptcy Code and Bankruptcy Rule 1007, and all amendments and modifications thereto through the Confirmation Date.

         1.67 Secured Tax Claim means any Secured Claim which, absent its secured status, would be entitled to priority in right of payment under Section 507(a)(8) of the Bankruptcy Code.

         1.68 Security Interest has the meaning set forth in Section 101 of the Bankruptcy Code.

         1.69 Senior Subordinated Note Indenture means that certain Indenture relating to the Senior Subordinated Notes, dated as of August 16, 1996, by and between Paracelsus and AmSouth Bank of Alabama, as predecessor indenture trustee to BNY.

         1.70 Senior Subordinated Notes means the 10% Senior Subordinated Notes, due 2006 in the original principal amount of $325,000,000, issued pursuant to and governed by the Senior Subordinated Note Indenture.

         1.71 Senior Subordinated Note Holder Claim means any claim for principal, interest or other amount against the Debtor that arises under the Senior Subordinated Note Indenture or the Senior Subordinated Notes, but excluding Claims of BNY for fees and expenses pursuant to Section 5.9 of this Plan.

         1.72 Series A Warrants means warrants to purchase, prior to the fifth anniversary of the Effective Date, 666,232 shares in the aggregate of New Common Stock from the Reorganized Debtor for $25.81 per share, on the terms and subject to the conditions described in the Series A Warrant Agreement.

         1.73 Series A Warrant Agreement means the warrant agreement providing for the issuance of the Series A Warrants, which Series A Warrant Agreement shall be in substantially the form contained in the Plan Supplement.

         1.74 Series B Warrants means warrants to purchase, prior to the first anniversary of the Effective Date, 138,222 shares in the aggregate of New Common Stock from the Reorganized Debtor for $16.38 per share, on the terms and subject to the conditions described in the Series B Warrant Agreement.

         1.75 Series B Warrant Agreement means the warrant agreement providing for the issuance of the Series B Warrants, which Series B Warrant Agreement shall be in substantially the form contained in the Plan Supplement.

         1.76 Subsequent Distribution Date means the date or dates after the Initial Distribution Date upon which the Reorganized Debtor makes distributions in accordance with and pursuant to the terms of the Plan.

         1.77 Warrants means the Series A Warrants and the Series B Warrants.

         1.78 Warrant Agreements means the Series A Warrant Agreement and the Series B Warrant Agreement.

         1.79 Interpretation; Application of Definitions and Rules of Construction. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include both the singular and the plural and pronouns stated in the masculine, feminine or neuter gender shall include each of the masculine, feminine and neuter. Unless otherwise specified, all section, article, schedule or exhibit references in the Plan are to the respective Section in, Article of, Schedule to, or Exhibit to, the Plan. The words "herein," "hereof," "hereto," "hereunder" and other words of similar import refer to the Plan as a whole and not to any particular section, subsection or clause contained in the Plan except as otherwise expressly stated. The rules of construction contained in Section 102 of the Bankruptcy Code shall apply to the construction of the Plan. A term used herein that is not defined herein, but that is used in the Bankruptcy Code, shall have the meaning ascribed to that term in the Bankruptcy Code. The headings in the Plan are for convenience of reference only and shall not limit or otherwise affect the provisions of the Plan.

                                   ARTICLE II

                           TREATMENT OF ADMINISTRATIVE
                     EXPENSE CLAIMS AND PRIORITY TAX CLAIMS

         2.1 Administrative Expense Claims. Except to the extent that any entity entitled to payment of any Allowed Administrative Expense Claim has been paid prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Administrative Expense Claim shall receive Cash in an amount equal to such Allowed Administrative Expense Claim on the later of the Effective Date and the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim, or within ten (10) days thereof; provided, however, that Allowed Administrative Expense Claims representing liabilities incurred in the ordinary course of business by the Debtor in Possession or liabilities arising under loans or advances to or other obligations incurred by the Debtor in Possession, to the extent authorized and approved by the Bankruptcy Court if such authorization and approval is required under the Bankruptcy Code, shall be paid in full and performed by the Reorganized Debtor in the ordinary course of business in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing or other documents relating to, such transactions.

         2.2 Professional Compensation and Reimbursement Claims. All entities seeking an award by the Bankruptcy Court of compensation for services rendered or reimbursement of expenses incurred through and including the Effective Date under Sections 503(b)(2), 503(b)(3), 503(b)(4) or 503(b)(5) of the Bankruptcy Code or otherwise (a) shall file their respective final applications for allowances of compensation for services rendered and reimbursement of expenses incurred through the Confirmation Date by the date that is ninety (90) days after the Effective Date or such other date as may be fixed by the Bankruptcy Court, and (b) if granted such an award by the Bankruptcy Court, shall be paid in full, in Cash, in such amounts as are Allowed by the Bankruptcy Court on the date such Claim becomes an Allowed Claim, or within ten (10) days thereof.

         2.3 Priority Tax Claims. Except to the extent that the holder of an Allowed Priority Tax Claim has been paid by the Debtor prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Priority Tax Claim shall, in accordance with Section 1129(a)(9)(C) of the Bankruptcy Code, receive on account of such Allowed Priority Tax Claim deferred cash payments, over a period not exceeding six years after the date of assessment of such claim of a value as of the Effective Date of the Plan, equal to the amount of such Allowed Priority Tax Claim.

         2.4 Statutory Fees Due the United States Trustee. The Reorganized Debtor shall timely pay post-confirmation quarterly fees assessed pursuant to 28 U.S.C. Section 1930(a)(6) until such time as this Bankruptcy Court enters a final decree closing this Chapter 11 Case, or enters an order either converting this Chapter 11 Case to a case under chapter 7 or dismissing this Chapter 11 Case. After Confirmation, the Reorganized Debtor shall file with this Bankruptcy Court and shall serve on the United States Trustee a financial report for each quarter, or portion thereof, that this Chapter 11 Case remains open in a format prescribed by the United States Trustee.

                                  ARTICLE III

                  CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

         Claims, other than Administrative Expense Claims and Priority Tax Claims, and Equity Interests are classified for all purposes, including voting, confirmation and distribution pursuant to the Plan, as follows:


Class                                                                                                       Status
-----                                                                                                       ------
Class 1 -- Other Priority Claims.........................................................................Unimpaired

Class 2 -- Secured Tax Claims............................................................................Unimpaired

Class 3 -- Miscellaneous Secured Claims..................................................................Unimpaired

Class 4 -- Senior Subordinated Note Holder and General Unsecured Claims....................................Impaired

Class 5 -- Intercompany Claims...........................................................................Unimpaired

Class 6 -- Equity Interests................................................................................Impaired

Class 7 -- Convenience Claims..............................................................................Impaired

                                   ARTICLE IV

                    TREATMENT OF CLAIMS AND EQUITY INTERESTS

         4.1 CLASS 1 -- OTHER PRIORITY CLAIMS.

         (a) Impairment and Voting. Class 1 is unimpaired by the Plan. Each holder of an Allowed Other Priority Claim is deemed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

         (b) Treatment. Except to the extent that a holder of an Allowed Other Priority Claim has been paid by the Debtor prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Other Priority Claim shall receive Cash in an amount equal to such Allowed Other Priority Claim on the later of the Effective Date and the date such Other Priority Claim becomes an Allowed Other Priority Claim, or within ten (10) days thereof.

         4.2 CLASS 2 - SECURED TAX CLAIMS.

         (a) Impairment and Voting. Class 2 is unimpaired by the Plan. Each holder of an Allowed Secured Tax Claim is deemed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

         (b) Treatment. Except to the extent that a holder of an Allowed Secured Tax Claim has been paid by the Debtor prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Secured Tax Claim shall receive Cash in an amount equal to such Allowed Secured Tax Claim, including any interest required to be paid pursuant to Section 506(b) of the Bankruptcy Code, on the later of the Effective Date and the date such Secured Tax Claim becomes an Allowed Secured Tax Claim, or within ten (10) days thereof.

         (c) Retention of Liens. Each holder of an Allowed Secured Tax Claim shall retain the Lien (or replacement Lien as may be contemplated under nonbankruptcy law) securing its Allowed Secured Tax Claim as of the Effective Date until full and final payment of such Allowed Secured Tax Claim is made as provided herein, and upon such full and final payment, such Lien shall be deemed null and void and shall be unenforceable for all purposes.

         4.3 CLASS 3 - MISCELLANEOUS SECURED CLAIMS.

         (a) Impairment and Voting. Class 3 is unimpaired by the Plan. Each holder of an Allowed Miscellaneous Secured Claim is deemed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

         (b) Treatment. Except to the extent that a holder of an Allowed Miscellaneous Secured Claim has been paid by the Debtor prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Miscellaneous Secured Claim shall receive Cash equal to such Allowed Miscellaneous Secured Claim on the later of the Effective Date and the date such Miscellaneous Secured Claim becomes an Allowed Miscellaneous Secured Claim, or within ten (10) days thereof.

         4.4 CLASS 4 - SENIOR SUBORDINATED NOTE HOLDER AND GENERAL UNSECURED CLAIMS.

         (a) Impairment and Voting. Class 4 is impaired by the Plan. Each holder of a Senior Subordinated Note Holder Claim Allowed pursuant to Section 4.4(c) of the Plan and each holder of an Allowed General Unsecured Claim as of the Record Date is entitled to vote to accept or reject the Plan.

         (b) Treatment. Each holder of a Senior Subordinated Note Holder Claim Allowed pursuant to Section 4.4(c) of the Plan and each holder of an Allowed General Unsecured Claim as of the Record Date shall receive on account of its Allowed Claim its Pro Rata Share of (i) the New Notes, after deduction of the amount of New Notes held in Reserve for Disputed General Unsecured Claims, if any, from the aggregate principal amount of the New Notes; provided, however, that because New Notes will be issued on the Initial Distribution Date under the New Indenture in integral multiples of $1,000, the Reorganized Debtor shall be deemed to have purchased for Cash from each such holder, substantially simultaneously with the issuance of the New Notes on the Initial Distribution Date, any fractional portions of New Notes that would otherwise be issued to such holders on account of their Pro Rata Shares, so that each holder shall receive New Notes on the Initial Distribution Date issued under the New Indenture in an aggregate principal amount equal to the nearest integral multiple of $1,000 that is less than or equal to its Pro Rata Share of the New Notes, together with a payment in Cash on the Initial Distribution Date equal to the amount (if any) by which its actual Pro Rata Share of New Notes exceeds such nearest integral multiple; (ii) the Class 4 Cash Payment, and (iii) 5,801,332 shares of New Common Stock, less the number of shares of New Common Stock held in Reserve for Disputed General Unsecured Claims, if any, and subject to dilution through the exercise of the Series A Warrants and the Series B Warrants, on the later of the Initial Distribution Date and the next Subsequent Distribution Date selected by the Reorganized Debtor in the Quarter that follows the Quarter in which such Claim becomes an Allowed Claim, or within ten (10) days thereof. The sum total of fractional New Notes deemed purchased by the Reorganized Debtor on the Initial Distribution Date in accordance with clause
(i) of the immediately preceding sentence shall be issued to the Reorganized Debtor on the Initial Distribution Date and shall be the property of the Reorganized Debtor subject to no further restrictions or claims under the Plan.

         (c) Allowance of Senior Subordinated Note Holder Claims. On the Effective Date, the Senior Subordinated Note Holder Claims shall be deemed Allowed Claims in the aggregate amount of $358,475,000.

         4.5 CLASS 5 - INTERCOMPANY CLAIMS.

         (a) Impairment and Voting. Class 5 is unimpaired by the Plan. Each holder of an Allowed Intercompany Claim is deemed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

         (b) Treatment. Each holder of an Allowed Intercompany Claim shall retain unaltered the legal, equitable, and contractual rights to which such holder is entitled pursuant to such Allowed Intercompany Claim, or shall otherwise receive such treatment under the Plan as to be deemed unimpaired pursuant to and in accordance with Section 1124(2) of the Bankruptcy Code.

         4.6 CLASS 6 - EQUITY INTERESTS.

         (a) Impairment and Voting. Class 6 is impaired by the Plan. Each holder of an Allowed Equity Interest as of the Record Date is entitled to vote to accept or reject the Plan.

         (b) Conversion of Park Subordinated Note. As of the Commencement Date, the Park Subordinated Note shall be deemed to be converted into, and Park shall be deemed to have been issued, 1,922,931 shares of common stock of the Debtor pursuant to Section IIB of the PHC/Park/Champion Settlement Agreement, which shares shall be classified and treated as Class 6 Equity Interests under the Plan. Upon such conversion, the Park Subordinated Note shall be canceled and the Debtor shall have no further obligation or liability arising out of or in connection with the Park Subordinated Note.

         (c) Treatment. Each holder of an Allowed Equity Interest as of the Record Date shall receive a Pro Rata Share of (i) 305,333 shares of New Common Stock, less the number of shares of New Common Stock held in the Reserve in respect of Disputed Equity Interests, (ii) Series A Warrants to purchase in the aggregate up to 666,232 shares of New Common Stock, less the number of Series A Warrants held in Reserve in respect of Disputed Equity Interests, and (iii) Series B Warrants to purchase in the aggregate up to 138,222 shares of New Common Stock, less the number of Series B Warrants held in Reserve in respect of Disputed Equity Interests, on the later of the Initial Distribution Date and the date such Equity Interest becomes an Allowed Equity Interest, or within ten (10) days thereof.

         (d) Cancellation of Common Stock and Related Securities. All shares of common stock of Paracelsus, including but not limited to, all shares of such common stock held or reserved by

Paracelsus or held by any of its subsidiaries, and any other securities giving rise to or resulting from ownership of Equity Interests, and any and all rights related to or arising from such common stock or other securities existing prior to the Effective Date, shall be deemed canceled and rendered null and void on the Effective Date.

         4.7 CLASS 7 - CONVENIENCE CLAIMS.

         (a) Impairment and Voting. Class 7 is impaired by the Plan. Each holder of an Allowed Convenience Claim as of the Record Date is entitled to vote to accept or reject the Plan.

         (b) Treatment. Except to the extent that an Allowed Convenience Claim has been paid by the Debtor prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Convenience Claim as of the Record Date shall receive Cash in an amount equal to 80% of such Allowed Convenience Claim on the later of the Effective Date and the date such Allowed Convenience Claim becomes an Allowed Convenience Claim, or within ten (10) days thereof.

                                    ARTICLE V

                  PROVISIONS REGARDING VOTING AND DISTRIBUTIONS
                    UNDER THE PLAN AND TREATMENT OF DISPUTED,
                   CONTINGENT AND UNLIQUIDATED ADMINISTRATIVE
                   EXPENSE CLAIMS, CLAIMS AND EQUITY INTERESTS

         5.1 Voting of Claims and Equity Interests. Each holder of an Allowed Claim or an Allowed Equity Interest in an impaired Class of Claims or Equity Interests as of the Record Date shall be entitled to vote separately to accept or reject the Plan unless otherwise ordered in any Final Order of the Bankruptcy Court.

         5.2 Nonconsensual Confirmation.

         (a) Rejection by Class(es) of Claims or Equity Interests. If any impaired Class of Claims or Equity Interests entitled to vote shall not accept the Plan by the requisite statutory majorities provided in Sections 1126(c) or 1126(d) of the Bankruptcy Code, as applicable, the Debtor reserves the right to amend the Plan in accordance with Section 12.9 hereof or undertake to have the Bankruptcy Court confirm the Plan under Section 1129(b) of the Bankruptcy Code notwithstanding such vote of non-acceptance of the Plan, or both.

         5.3 Method of Distributions Under the Plan.

         (a) In General. Subject to Bankruptcy Rule 9010, all distributions under the Plan shall be made by the Reorganized Debtor or its designated agent. Distributions under the Plan shall be made to the holder of each Allowed Claim at the address of such holder as listed on the Schedules as of the Record Date, and to the holder of each Allowed Equity Interest at the address of such holder as listed in the transfer ledger for Equity Interests as of the Record Date, unless the Debtor, Reorganized Debtor or its designated agent has been notified in writing of a change of address in accordance with Section 12.13 of the Plan by such holder that provides an address for such holder different from the address reflected on the Schedules (for holders of Allowed Claims) or on the transfer ledger as of the Record Date (for holders of Allowed Equity Interests). All distributions under the Plan of certificates for New Notes or Cash to holders of Allowed Senior Subordinated Note Holder Claims and Allowed General Unsecured Claims with respect to their Allowed Claims shall be made by the Bank of New York, as disbursing agent for the holders of such Allowed Claims. All distributions under the Plan of New Common Stock to holders of Allowed Senior Subordinated Note Holder Claims, Allowed General Unsecured Claims and Allowed Equity Interests shall be made by CMSS, as either exchange agent or transfer agent for issuance of certificates for New Common Stock to the holders of such Claims and Equity Interests pursuant to the Plan. In the event that any distribution to any holder is returned as undeliverable, the Debtor, Reorganized Debtor or its designated agent, as applicable, shall use reasonable efforts to determine the current address of such holder, including (i) by posting on the corporate web page of the Debtor or the Reorganized Debtor, as applicable, or comparable electronic medium, and (ii) by Filing with the Bankruptcy Court, a list of the names of all such holders, together with notice that such holders are entitled to receive a distribution pursuant to this Plan and a means for contacting the Debtor, the Reorganized Debtor or its designated agent, as applicable, to claim such distribution (the "Unclaimed Distribution Notice"). No distribution to such holder shall be made unless and until such holder has provided to the Debtor, Reorganized Debtor or its designated agent, as applicable, the then current address of such holder, at which time such distribution shall be made to such holder without interest; provided that such distributions shall be deemed unclaimed property under Section 347(b) of the Bankruptcy Code at the expiration of 180 days from the first date upon which such Unclaimed Distribution Notice is published and Filed with the Bankruptcy Court. After such date, all unclaimed property or interest in property shall revert to the Reorganized Debtor, and the claim of any other holder to such property or interest in property shall be discharged and forever barred.

         (b) Distributions of Cash. Any payment of Cash made by the Reorganized Debtor or its designated agent pursuant to the Plan shall be made, at the sole option of the Reorganized Debtor, by check drawn on a domestic bank, wire transfer, or any other method mutually agreeable between the Reorganized Debtor and the payee.

         (c) Timing of Distributions. Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be made on the next succeeding Business Day.

         (d) Hart-Scott-Rodino Compliance. Any certificates for shares of New Common Stock to be distributed under the Plan to any entity required to file a Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall not be distributed until the notification and waiting periods applicable under such Act to such entity shall have expired or been terminated.

         (e) Minimum Distributions. No payment of Cash less than one-hundred dollars ($100.00), except for payments made pursuant to Sections 4.4(b)(i), 5.3(h), (i), or (j) hereunder, shall be made by the Reorganized Debtor or its designated agent to any holder of a Claim unless a request therefor is made in writing to the Reorganized Debtor or its designated agent, as the case may be.

         (f) Fractional Shares or Warrants. No fractional shares of New Common Stock or fractional Warrants or Cash in lieu thereof shall be distributed under the Plan. When any distribution on account of an Allowed Claim or Allowed Equity Interest pursuant to the Plan would otherwise result in the issuance of a number of shares of New Common Stock or Warrants that is not a whole number, the actual distribution of shares of New Common Stock or Warrants shall be rounded as follows: (i) fractions of 1/2 or greater shall be rounded to the next higher whole number, and (ii) fractions of less than 1/2 shall be rounded to the next lower whole number. The total number of shares of New Common Stock or Warrants to be distributed to a Class of Claims or Equity Interests, as the case may be, shall be adjusted as necessary to account for the rounding provided in this
Section 5.3(f).

         (g) Distributions to Holders as of the Record Date. The Debtor and the Reorganized Debtor shall have no obligation to recognize any transfer of any Claims or Equity Interests occurring after the Record Date. After the Record Date the Debtor and Reorganized Debtor shall instead be entitled to recognize and deal for all purposes under the Plan with only those record holders stated on the Claims Register (for Claims) and transfer ledgers (for Equity Interests) as of the close of business on the Record Date.

         (h) Distributions Withheld for Disputed Claims.

                  (i) Establishment and Maintenance of Reserve. On the Initial Distribution Date and each Subsequent Distribution Date, the Reorganized Debtor shall reserve, or cause to be reserved, from the distributions to be made on such dates to the holders of Allowed Claims and/or Allowed Equity Interests in a particular Class, an amount of New Notes, New Common Stock, Series A Warrants, Series B Warrants, (in each case issued to the Reorganized Debtor) and/or the Class 4 Cash Payment, as the case may be, equal to 100% of any distributions of New Notes, New Common Stock, Series A Warrants, Series B Warrants and/or the Class 4 Cash Payment to which holders of Disputed Claims and/or Disputed Equity Interests in such Class would be entitled under the Plan as of such dates as if such Disputed Claims and/or Disputed Equity Interests were Allowed Claims or Allowed Equity Interests in their Disputed Claim Amounts and/or Disputed Equity Interest Amounts, as the case may be (the "Reserve"); provided, however, that in accordance with Section 4.4(b) regarding the Treatment of Allowed Class 4 Claims, if the calculation of the number of New Notes to be deposited in the Reserve on the Initial Distribution Date would result in a deposit of fractional New Notes (not in integral multiples of $1,000), then the Reorganized Debtor shall be deemed to have purchased for Cash, substantially simultaneously with the issuance of the New Notes on the Initial Distribution Date, any fractional portion of a New Note (determined after aggregating the value of all New Notes to be deposited in the Reserve on the Initial Distribution Date), and such Cash shall be deposited in the Reserve on the Initial Distribution Date, together with New Notes in an aggregate principal amount reduced by such purchased fractional portion of a New Note (such that the New Notes so deposited in the Reserve shall be in an integral multiple of $1,000) and the amount of Cash and New Notes so deposited in the Reserve shall be treated on each Subsequent Distribution Date as provided in Sections 5.3(i) and (j) below. Any fractional New Note deemed purchased by the Reorganized Debtor on the Initial Distribution Date in accordance with the immediately preceding proviso shall be issued to the Reorganized Debtor on the Initial Distribution Date and shall be the property of the Reorganized Debtor subject to no further restrictions or claims under the Plan.

                  (ii) Cash Held in Reserve. Any Cash deposited in the Reserve on the Initial Distribution Date or paid on account of (x) dividends in respect of New Common Stock, (y) the Class 4 Cash Payment made pursuant to Section 5.3(h)(i) of the Plan, or (z) interest in respect of New Notes held in the Reserve shall be deposited in a segregated bank account or accounts in the name of the Reorganized Debtor and designated as held in trust for the benefit of holders of Disputed Claims and Disputed Equity Interests to the extent such Disputed Claims and/or Disputed Equity Interests are ultimately Allowed. Cash so deposited and held in the Reserve shall not constitute property of the Reorganized Debtor. The Reorganized Debtor shall invest the Cash held in the Reserve in a manner consistent with investment guidelines set forth in the Plan Supplement. The Reorganized Debtor shall pay, or cause to be paid, out of the funds held in the Reserve, any tax imposed on the Reserve by any governmental unit with respect to income generated by the property held in the Reserve. The yield earned on such invested Cash (net of applicable taxes) shall be held in trust for the benefit of holders of Disputed Claims and Disputed Equity Interests to the extent such Disputed Claim or Disputed Equity Interest is ultimately Allowed. New Notes and New Common Stock held in the Reserve shall be held in trust by the Reorganized Debtor for the benefit of the potential claimants of such securities and shall not constitute property of the Reorganized Debtor.

         (i) Distributions Upon Allowance of Disputed Claims and Disputed Equity Interests. The holder of a Disputed Claim or a Disputed Equity Interest that becomes an Allowed Claim or an Allowed Equity Interest subsequent to the Initial Distribution Date shall receive distributions from the Reserve in accordance with and pursuant to the terms of the Plan on the next Subsequent Distribution Date selected by the Reorganized Debtor during the Quarter that follows the Quarter during which such Disputed Claim becomes an Allowed Claim, or such Disputed Equity Interest becomes an Allowed Equity Interest, as the case may be, pursuant to a Final Order. Such distributions shall be made in accordance with the Plan based upon the distributions that would have been made to such holder under the Plan if the Disputed Claim had been an Allowed Claim or the Disputed Equity Interest had been an Allowed Equity Interest, as the case may be, on or prior to the Effective Date, without any post-Effective Date interest thereon, except for the amount of interest theretofore paid under the New Indenture on any New Notes actually distributed out of the Reserve in integral multiple(s) of $1,000 to such holders; and, in accordance with this Section and Section 4.4(b) regarding the Treatment of Allowed Class 4 Claims, the Reorganized Debtor shall be deemed to have purchased for Cash from each such holder, substantially simultaneously with any distribution out of the Reserve to such holder, any fractional portion of New Notes that would otherwise be distributed out of the Reserve to such holder in respect of its Allowed Claim, so that each such holder shall receive an aggregate principal amount of New Notes equal to the nearest integral multiple of $1,000 that is less than or equal to its Pro Rata Share of New Notes, together with a Cash payment equal to the amount (if any) by which such Pro Rata Share exceeds such nearest integral multiple; and if any such Cash payment is to be made to any such holder in lieu of any fractional portion of a New Note, such payment shall be made first from any Cash then held in the Reserve and not attributable to any New Common Stock and not constituting any payment of interest theretofore made in respect of New Notes under the New Indenture and thereafter, if and to the extent such Cash held in the Reserve is insufficient, from the Reorganized Debtor's general corporate funds. Any fractional New Notes deemed purchased by the Reorganized Debtor in accordance with this Section shall be the property of the Reorganized Debtor and no longer held in the Reserve, shall be issued to the Reorganized Debtor to the extent of integral multiples of $1,000, and shall (whether or not issued to the Reorganized Debtor) be subject to no further restrictions or claims under the Plan. Notwithstanding any provision of the Plan, if any portion of a Claim or Equity Interest is a Disputed Claim or Equity Interest, no payment or distribution provided thereunder shall be made on account of such Claim or Equity Interest unless and until such Disputed Claim or Equity interest becomes an Allowed Claim or Allowed Equity Interest, as the case may be.

         (j) Final Distribution of Amounts Held in Reserve. Upon resolution of objections to all Disputed Claims, any New Notes held in the Reserve will be distributed, on a final distribution date, to holders of Allowed Claims in Class 4 ("Allowed Class 4 Claimants") so that each such Claimant shall receive its Pro Rata Share thereof in accordance with this Section 5.3(j), together with any Cash held in Reserve on account of such New Notes and/or the Class 4 Cash Payment. The Reorganized Debtor shall be deemed to have purchased for Cash from each such Allowed Class 4 Claimant on such final distribution date any fractional portions of New Notes that would otherwise be distributed to such Allowed Class 4 Claimants on account of their Pro Rata Shares, so that each Allowed Class 4 Claimant shall receive New Notes on such final distribution date in an aggregate principal amount equal to the nearest integral multiple of $1,000 that is less than or equal to its Pro Rata Share of such remaining New Notes, together with a payment in Cash on such final distribution date equal to the amount (if any) by which its actual Pro Rata Share exceeds such nearest integral multiple. Any Cash payments to be made to any such Allowed Class 4 Claimants in lieu of fractional portions of New Notes shall be made first from any Cash then held in the Reserve and not attributable to any New Common Stock and thereafter, if and to the extent such Cash held in the Reserve is insufficient, from the Reorganized Debtor's general corporate funds. Any such Cash not so applied to the purchase of fractional New Notes and remaining in the Reserve on the final distribution date shall be distributed to such Allowed Class 4 Claimants so that each receives its Pro Rata Share of such Cash. Any fractional New Notes deemed purchased by the Reorganized Debtor on the final distribution date shall be issued to the Reorganized Debtor and shall be the property of the Reorganized Debtor subject to no further restrictions or claims under the Plan. The Reorganized Debtor may, in its discretion, pay Cash to any Allowed Class 4 Claimant from the Reorganized Debtor's general corporate funds in lieu of New Notes in order to effect a final distribution of New Notes in integral multiples of $1,000 so that the aggregate of all fractional portions of New Notes constituting property of the Reorganized Debtor shall also be in an integral multiple of $1,000. Upon resolution of objections to all Disputed Claims and Disputed Equity Interests, any New Common Stock held in Reserve, together with any Cash held in Reserve on account of such New Common Stock, will be distributed, Pro Rata, to Allowed Class 4 Claimants and holders of Allowed Class 6 Equity Interests so as to maintain the 95:5 ratio of ownership contemplated by the Plan. Any Series A Warrants and Series B Warrants held in the Reserve will be distributed to holders of Allowed Class 6 Equity Interests on a Pro Rata basis.

         5.4 Distributions Relating to Allowed Insured Claims. Distributions under the Plan to each holder of an Allowed Insured Claim shall be in accordance with the treatment provided under the Plan for the Class in which such Allowed Insured Claim is classified, but solely to the extent that such Allowed Insured Claim is not satisfied from proceeds payable to the holder thereof under any pertinent bond, insurance policy and applicable law. Nothing contained in this
Section 5.4 shall constitute or be deemed a waiver of any Cause of Action that the Debtor or any entity may hold against any other entity, including, without limitation, insurers under any policies of insurance.

         5.5 Cancellation and Surrender of Existing Securities and Agreements.

         (a) On the Effective Date, the promissory notes, share certificates and other instruments evidencing any Claim or Equity Interest (including, without limitation, the Senior Subordinated Notes) shall be deemed canceled without further act or action under any applicable agreement, law, regulation, order or rule and the obligations of the Debtor under the agreements, indentures and certificates of designations governing such Claims or Equity Interests, as the case may be, shall be discharged, except for Debtor's obligations pursuant to this Plan and to BNY pursuant to Section 5.9 of this Plan for fees and expenses under the Senior Subordinated Notes Indenture and the New Notes Indenture (which fees and expenses shall constitute an Administrative Expense Claim in the Chapter 11 Case).

         (b) Each holder of a promissory note, share certificate or other instrument evidencing a Claim or Equity Interest (other than the Senior Subordinated Note) shall surrender such promissory note, share certificate or instrument to the Reorganized Debtor, its designated agent or CMSS, as the case may be, unless such requirement is waived by the Reorganized Debtor. No distribution of property hereunder shall be made to or on behalf of any such holders unless and until such promissory note, share certificate or instrument is received by the Reorganized Debtor, its designated agent or CMSS, as the case may be, or the unavailability of such promissory note, share certificate or instrument is established to the reasonable satisfaction of the Reorganized Debtor or such requirement is waived by the Reorganized Debtor. The Reorganized Debtor may require any holder that is unable to surrender or cause to be surrendered any such promissory note, share certificate or instrument to deliver an affidavit of loss and indemnity and/or furnish a bond in form and substance

(including, without limitation, with respect to amount) reasonably satisfactory to the Reorganized Debtor. Any holder that fails within the later of 180 days after the Confirmation Date and the date its Claim or Equity Interest becomes an Allowed Claim or Allowed Equity Interest, (i) if possible, to surrender or cause to be surrendered such promissory note, share certificate or instrument, (ii) if requested, to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to the Reorganized Debtor or its designated agent, and (iii) if requested, to furnish a bond reasonably satisfactory to the Reorganized Debtor or its designated agent, shall be deemed to have forfeited all rights, Claims, Equity Interests and Causes of Action against the Debtor in respect thereto and the Reorganized Debtor and shall not participate in any distribution hereunder.

         5.6 Record Date for Distributions to Holders of Senior Subordinated Notes. At the close of business on the Record Date, the transfer ledgers of BNY, regarding the Senior Subordinated Notes, shall be closed and there shall be no further changes in the record holders of the Senior Subordinated Notes. On or before the Effective Date, BNY shall certify to the Debtor or the Reorganized Debtor, as the case may be, the names and addresses of all holders of the Senior Subordinated Notes and the face amount of the Senior Subordinated Notes held by each such holder as of the Record Date. BNY, and the Debtor and the Reorganized Debtor and its agents, shall have no obligation to recognize any transfer of Senior Subordinated Notes occurring after the Record Date.

         5.7 Cancellation of Senior Subordinated Note Indenture. On the Effective Date, the Senior Subordinated Indenture shall be deemed canceled, terminated and of no further force or effect pursuant to Section 5.5 of the Plan. Notwithstanding the foregoing, such cancellation of the Senior Subordinated Note Indenture shall not impair the rights and the duties under the respective Senior Subordinated Note Indenture as between BNY and the beneficiaries of the trust created thereby, or as between BNY and the Debtor, as set forth in the Senior Subordinated Note Indenture. The Senior Subordinated
Note Indenture shall not be canceled other than pursuant to Section 5.5 and this
Section 5.7 of the Plan and, until such cancellation, the Senior Subordinated
Note Indenture shall be evidence of the entitlement of the holders of such Senior Subordinated Note Holder Claims to receive distribution of property from the Debtor or the Reorganized Debtor pursuant to the Plan.

         5.8 Termination of BNY's Duties. Subsequent to the performance by BNY of the obligations required under the provisions of this Plan, the Confirmation Order and the Senior Subordinated Note Indenture, BNY and its successors and assigns shall be relieved of all obligations under the Senior Subordinated Note Indenture.

         5.9 Fees and Expenses of BNY. Notwithstanding anything to the contrary contained in the Plan, any fees and expenses of BNY incurred through the Effective Date with regard to any of the Senior Subordinated Notes and the New Notes, including legal fees and expenses incurred in connection with the Chapter 11 Case, shall be Administrative Expense Claims and paid in full, in Cash, as part of the Plan.

         5.10 Registration Rights Agreement for Certain New Notes and New Common Stock. On the Effective Date or as soon thereafter as is practicable, each person or entity receiving a distribution of New Common Stock and/or New Notes pursuant to the Plan who shall be named as a party to the Registration Rights Agreement included in the Plan Supplement shall become a party to the Registration Rights Agreement.

         5.11 Listing of New Common Stock. The Reorganized Debtor shall use commercially reasonable efforts to cause the shares of New Common Stock to be listed on a national securities exchange or the NASDAQ National Market on or before six (6) months after the Effective Date.

         5.12 Waiver of Subordination. Subject to the provisions of Section 5.7 of the Plan, the distributions to the holders of Senior Subordinated Notes shall not be subject to levy, garnishment, attachment or other legal process by any holder of Senior Indebtedness (as such term is defined in each of the Senior Subordinated Note Indentures) by reason of claimed contractual subordination rights. On the Effective Date, all creditors shall be deemed to have waived any and all contractual subordination rights which they may have with respect to such distributions, except with respect to the Park Subordinated Note. The Bankruptcy Court in the Confirmation Order shall permanently enjoin, effective as of the Confirmation Date, all holders of Senior Indebtedness from enforcing or attempting to enforce any such rights with respect to such distributions to the subordinated creditors, including the holders of the Senior Subordinated Notes.

                                   ARTICLE VI

                    EXECUTORY CONTRACTS AND UNEXPIRED LEASES

         6.1 Assumption or Rejection of Executory Contracts and Unexpired
Leases.

         (a) Executory Contracts and Unexpired Leases. Pursuant to Sections 365(a) and 1123(b)(2) of the Bankruptcy Code, all executory contracts and unexpired leases entered into prior to the Commencement Date that exist between the Debtor and any person shall be assumed or rejected (as set forth below) by the Debtor and/or Reorganized Debtor as of the Effective Date. Notwithstanding anything contained herein to the contrary, any executory contract or unexpired lease (i) which has been assumed pursuant to a Final Order of the Bankruptcy Court entered prior to the Confirmation Date, (ii) which has been rejected pursuant to a Final Order of the Bankruptcy Court entered prior to the Confirmation Date, or (iii) as to which a motion for approval of the assumption/rejection of such executory contract or unexpired lease has been filed prior to the Confirmation Date shall be assumed or rejected in accordance with such motion or Final Order. Subject to the immediately preceding sentence, the executory contracts and unexpired leases identified in Exhibits "E" through "F" of the Disclosure Statement shall be deemed to be, respectively, assumed or rejected in accordance with the provisions of this Section 6.1 of the Plan.

         (b) Approval of Assumption or Rejection of Executory Contracts and Unexpired Leases. Entry of the Confirmation Order shall constitute (i) the approval, pursuant to Sections 365(a) and

1123(b)(2) of the Bankruptcy Code, of the assumption of the executory contracts and unexpired leases assumed pursuant to Section 6.1 (a) hereof, (ii) the extension of time, pursuant to Section 365(d)(4) of the Bankruptcy Code, within which the Debtor may assume or reject the unexpired leases specified in Section
6.1 (a) hereof through the date of entry of a Final Order approving the assumption or rejection of such unexpired leases, and (iii) the approval, pursuant to Sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the rejection of the executory contracts and unexpired leases rejected pursuant to
Section 6.1 (a) hereof.

         (c) Cure of Defaults. Except as may otherwise be agreed to by the parties, or as may otherwise be set forth in any Final Order of the Bankruptcy Court, within ninety (90) days after the Effective Date, the Reorganized Debtor shall cure any and all undisputed defaults under any executory contract or unexpired lease assumed pursuant to Section 6.1(a) of the Plan in accordance with Section 365(b)(1) of the Bankruptcy Code. All disputed defaults that are required to be cured shall be cured either within ten (10) days of the entry of a Final Order determining the amount, if any, of the Debtor's or Reorganized Debtor's liability with respect thereto, or as may otherwise be agreed to by the parties.

         (d) Bar Date for Filing Proofs of Claim Relating to Executory Contracts and Unexpired Leases Rejected Pursuant to the Plan. Claims arising out of the rejection of an executory contract or unexpired lease pursuant to Section 6.1
(a) of the Plan must be filed with the Bankruptcy Court and served upon the Debtor or Reorganized Debtor, or as otherwise may be provided in the Confirmation Order, by no later than thirty (30) days after the later of (i) notice of entry of an order approving the rejection of such executory contract or unexpired lease, and (ii) notice of entry of the Confirmation Order. Any Claims not filed within such time will be forever barred from assertion against the Debtor, its estate, the Reorganized Debtor and its property. Notwithstanding anything to the contrary contained in Section 9.2 of the Plan, the Debtor or the Reorganized Debtor, as the case may be, shall have until sixty (60) days after a proof of Claim filed in accordance with this Section 6.1 (d) to file an objection to such Claim.

         6.2 Compensation and Benefit Programs. Except as otherwise provided in
Section 7.4(b) of the Plan, all ordinary course employment and severance practices and policies, all insurance programs and policies, and all ordinary course compensation and benefit plans, policies, and programs of the Debtor applicable to its directors, officers or employees as of the Confirmation Date, including, without limitation, all savings plans, retirement plans, health care plans, severance benefit plans, indemnity agreements, incentive plans, workers' compensation programs and life, disability and other insurance plans not assumed or rejected by the Debtor pursuant to a Final Order of the Bankruptcy Court entered prior to the Effective Date are treated as executory contracts under the Plan and are hereby assumed pursuant to Sections 365(a) and 1123(b)(2) of the Bankruptcy Code.

                                   ARTICLE VII

                    PROVISIONS REGARDING CORPORATE GOVERNANCE
                    AND MANAGEMENT OF THE REORGANIZED DEBTOR

         7.1 Reincorporation Merger. Effective as of the Effective Date, and without any further action by the stockholders or directors of the Debtor, the Reincorporation Merger shall become effective, pursuant to which the separate existence of Paracelsus shall cease, and the Reincorporation Subsidiary shall be the surviving corporation. The Reincorporation Subsidiary shall thereupon be the Reorganized Debtor for all purposes. The Certificate of Incorporation shall be the certificate of incorporation of the surviving corporation, and the Bylaws shall be the bylaws of the surviving corporation. The Reincorporation Subsidiary, as the surviving corporation, shall succeed to, and be vested with, all of the properties and assets, and shall be liable for the debts and obligations, of Paracelsus to the extent provided for the Reorganized Debtor herein and (to the extent not inconsistent herewith) in the Plan of Merger. The name of Paracelsus shall, pursuant to the Reincorporation Merger, be changed to the name set forth in the Certificate of Incorporation filed as part of the Plan Supplement, or as otherwise may be approved by order of the Bankruptcy Court.

         7.2 Management in General. On the Effective Date, the management, control and operation of the Reorganized Debtor shall become the general responsibility of the Board of Directors of the Reorganized Debtor, who shall, thereafter, have the responsibility for the management, control and operation of the Reorganized Debtor.

         7.3 Meetings of Stockholders of Reorganized Debtor. In accordance with the Certificate of Incorporation, and the Bylaws, as the same may be amended from time to time, the first annual meeting of the stockholders of the Reorganized Debtor shall be held on a date in calendar year 2001 selected by the Board of Directors of the Reorganized Debtor, and subsequent meetings of the stockholders of the Reorganized Debtor shall be held at least once annually each year thereafter.

         7.4 Directors and Officers of the Reorganized Debtor.

         (a) Board of Directors.

                  (i) The initial Board of Directors of Reorganized Debtor shall consist of seven (7) individuals as identified in the Plan Supplement.

                  (ii) For so long as Park continuously owns at least 5.00% of the issued and outstanding voting Common Stock of the Reorganized Debtor (including, for this purpose, shares of New Common Stock issuable upon exercise of Warrants distributed to Park pursuant to the
         Plan), an individual designated by resolution of the Board of Directors of Park.

                  (iii) Subject to the provisions of subparagraph (ii), above, each of the individuals set forth in sub-paragraph (i) above shall serve until the first annual meeting of stockholders of the Reorganized Debtor or his earlier resignation or removal in accordance with the Certificate of Incorporation and/or Bylaws, as the same may be amended from time to time.

         (b) Officers. The officers of the Debtor immediately prior to the Effective Date shall serve as the initial officers of the Reorganized Debtor on and after the Effective Date. Such officers shall serve and be compensated in accordance with the Employment and Compensation Agreements, which shall become binding upon confirmation of the Plan, and applicable nonbankruptcy law.

         7.5 Bylaws and Certificate of Incorporation. The Bylaws and Certificate of Incorporation shall contain provisions to the extent necessary (a) to prohibit the issuance of nonvoting equity securities as required by Section 1123(a)(6) of the Bankruptcy Code, subject to further amendment of such Certificate of Incorporation and Bylaws as permitted by applicable law, and (b) to effectuate the provisions of the Plan, including the filing of the same with the Secretary of State of each of the states of incorporation of the Debtor and the Reorganized Debtor, in each case without any further action by the stockholders or directors of the Debtor, the Debtor in Possession or the Reorganized Debtor.

         7.6 Issuance of New Securities. The issuance of the following securities and notes by the Reorganized Debtor is hereby authorized without further act or action under applicable law, regulation, order or rule:

         (a) the issuance of up to 6,911,119 shares of New Common Stock (including 804,454 shares of New Common Stock reserved for issuance upon exercise of the Warrants) to the persons entitled to those shares in accordance with the Plan;

         (b)      the issuance of the Series A Warrants;

         (c)      the issuance of the Series B Warrants;

         (d)      the issuance of the New Notes;

         (e) the issuance of shares of New Common Stock upon the issuance of the exercise of the Warrants, which shares are hereby reserved for issuance pursuant to such agreements and options.

         7.7 Investment Guidelines. Effective on the Effective Date, the Reorganized Debtor shall adopt the investment guidelines as set forth in the Plan Supplement for Cash held in Reserve under the Plan in respect of Disputed Claims.

         7.8 Execution of Warrant Agreements. Effective on the Effective Date, the Reorganized Debtor shall execute the Series A Warrant Agreement and the Series B Warrant Agreement.

         7.9 Execution of the New Indenture. Effective on the Effective Date, the Reorganized Debtor and BNY shall execute the New Indenture.

         7.10 Execution of Registration Rights Agreement. Effective on the Effective Date, the Reorganized Debtor shall execute the Registration Rights Agreement.

         7.11 Employment and Compensation Agreements. As of the Effective Date, the Debtor or the Reorganized Debtor shall, in accordance with and pursuant to
Section 6.1(a) of the Plan, assume any and all Employment and Compensation Agreements not theretofore assumed or rejected by the Debtor pursuant to a Final Order entered by the Bankruptcy Court.

         7.12 Bankruptcy Code Section 1145. The issuance of the New Notes, New Common Stock, Series A Warrants and Series B Warrants pursuant to the Plan are hereby authorized in accordance with Section 1145 of the Bankruptcy Code.

                                  ARTICLE VIII

                IMPLEMENTATION AND EFFECT OF CONFIRMATION OF PLAN

         8.1 Internal Funding. Any funds necessary to make the Cash distributions required under the Plan and to fund the future obligations of the Reorganized Debtor shall be obtained through the existing Cash assets of the Reorganized Debtor on the Effective Date and the future business operations of the Reorganized Debtor.

         8.2 Revesting of Assets

         (a) The property of the Debtor shall revest in the Reorganized Debtor on the Effective Date, except as otherwise provided in the Plan.

         (b) From and after the Effective Date, the Reorganized Debtor may operate its businesses, and may use, acquire and dispose of property free of any restrictions imposed under the Bankruptcy Code.

         (c) As of the Effective Date, all property of the Debtor and Reorganized Debtor shall be free and clear of all liens, claims and interests of holders of Claims and Equity Interests, except as provided in the Plan.

         8.3 Causes of Action. Except as provided in the Plan, as of the Effective Date, pursuant to Section 1123(b)(3)(B) of the Bankruptcy Code, any and all Causes of Action accruing to the Debtor and Debtor in Possession, including, without limitation, actions under Sections 544, 545, 547, 548, 549, 550, 551, and 553 of the Bankruptcy Code, shall become assets of the Reorganized Debtor, and the Reorganized Debtor shall have the authority to prosecute such Causes of Action for the benefit of the estate of the Debtor. The Reorganized Debtor shall have the authority to compromise and settle, otherwise resolve, discontinue, abandon or dismiss all such Causes of Action without approval of the Bankruptcy Court.

         8.4 Discharge of Debtor. The rights afforded herein and the treatment of all Claims and Equity Interests herein shall be in exchange for and in complete satisfaction, discharge, and release of Claims and Equity Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Commencement Date, against the Debtor and the Debtor in Possession, or any of its assets or properties. Except as otherwise provided herein, on the Effective Date, all such Claims against and Equity Interests in the Debtor shall be satisfied, discharged, and released in full, and all persons shall be precluded from asserting against the Reorganized Debtor, its successors, assigns, or its or their assets or properties any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Effective Date.

         8.5 Injunction. Except as otherwise expressly provided in the Plan or the Confirmation Order, all entities who have held, hold or may hold Claims against or Equity Interests in the Debtor, are permanently enjoined, on and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kind against the Debtor or the Reorganized Debtor or any successor thereto with respect to any such Claim or Equity Interest, (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order against the Debtor on account of any such Claim or Equity Interest, (c) creating, perfecting or enforcing any encumbrance of any kind against the Debtor or against the property or interests in property of the Debtor on account of any such Claim or Equity Interest, and
(d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from the Debtor or against the property or interests in property of the Debtor on account of any such Claim or Equity Interest. Such injunction shall extend to the successors of the Debtor (including, without limitation, the Reorganized Debtor) and its respective properties and interests in property.

         8.6 Release. The acceptance of any distribution under the Plan by any holder of a Claim or Equity Interest shall constitute a waiver and release of any and all Causes of Action that such holder of a Claim or Equity Interest could have commenced against any officer or director of the Debtor, serving in such capacity on the Confirmation Date, that is based upon, related to or arising from any pre-Confirmation Date actions or omissions of such officers or directors in connection with or related to their capacities as officers or directors of the Debtor to the fullest extent permitted under Section 524(e) of the Bankruptcy Code and applicable law.

                                   ARTICLE IX

                        PROCEDURES WITH RESPECT TO CLAIMS

         9.1 Bar Date for Filing Proofs of Claims and Proofs of Interest. Except as otherwise provided in Sections 2.1, 2.2 and/or 6.1(d) of the Plan or in any Final Order of the Bankruptcy Court, any Proofs of Claim required to be filed by or on behalf of holders of Administrative Claims, Priority

Tax Claims, Other Priority Claims, Miscellaneous Secured Claims, Senior Subordinated Note Holder Claims, General Unsecured Claims, Intercompany Claims and Equity Interests pursuant to Bankruptcy Code Sections 501 and/or 1111(a),
Part III of the Federal Rules of Bankruptcy Procedure and/or the Local Bankruptcy Rules of the Bankruptcy Court, must be Filed on or before sixty (60) days after the Effective Date, or such other date as may be fixed by the Bankruptcy Court, provided, however, that neither BNY nor any holder of a Senior Subordinated Note Holder Claim shall be required hereunder to File any proof of claim in respect of the Senior Subordinated Notes, the Senior Subordinated Note Indenture, or any Senior Subordinated Note Holder Claim.

         9.2 Objections to Claims and Interests. Except as otherwise provided for with respect to applications for professional compensation and reimbursement claims under Section 2.2 of the Plan, or otherwise ordered by the Bankruptcy Court after notice and a hearing, the Debtor or the Reorganized Debtor, as the case may be, shall have the exclusive right to make and file objections to Administrative Expense Claims, Claims and Equity Interests pursuant to this
Section 9.2. All objections shall be litigated to Final Order; provided, however, that the Debtor or the Reorganized Debtor, as the case may be, shall have the authority to compromise, settle, otherwise resolve or withdraw any objections, without approval of the Bankruptcy Court but subject to the consent of the Creditors' Committee. Unless otherwise ordered by the Bankruptcy Court, the Debtor or the Reorganized Debtor, as the case may be, shall file all objections to Administrative Expense Claims that are the subject of proofs of Claim or requests for payment filed with the Bankruptcy Court (other than applications for allowances of compensation and reimbursement of expenses), Claims and Equity Interests and serve such objections upon counsel to the Creditors' Committee and to Wachtell, Lipton, Rosen & Katz, BNY as Trustee under the New Indenture, and upon the holder as of the Record Date of the Administrative Expense Claim, Claim or Equity Interest as to which the objection is made, as soon as is practicable, but in no event after the later of (i) ninety (90) days after the Effective Date, and (ii) ninety (90) days after the Proof of Claim, Proof of Interest or request for payment of an Administrative Expense Claim is filed, or such later date as may be approved by the Bankruptcy Court.

                                    ARTICLE X

                            EFFECTIVENESS OF THE PLAN

         10.1 Conditions Precedent to Effectiveness. The Plan shall not become effective unless and until the following conditions shall have been satisfied or waived pursuant to Section 10.3 of the Plan:

         (a) the aggregate of (i) the amount of all Allowed General Unsecured Claims and (ii) the total of the Disputed Claim Amounts of any Disputed General Unsecured Claims shall not exceed $15,000,000.00;

         (b) the Confirmation Order, in form and substance reasonably acceptable to the Debtor and the Creditors' Committee, shall have been signed by the judge presiding over the Chapter 11 Case, and there shall not be a stay or injunction in effect with respect thereto;

         (c) all actions, documents and agreements necessary to implement the Plan shall have been effected or executed;

         (d) the Debtor shall have received all authorizations, consents, regulatory approvals, rulings, letters, no-action letters, opinions or documents that are determined by the Debtor to be necessary to implement the Plan;

         (e) all Exhibits to the Disclosure Statement and all documents, agreements and instruments contained in the Plan Supplement, shall be in form and substance reasonably acceptable to the Debtor and the Creditors' Committee; and

         (f) each of the following shall have been effected or executed (including, without limitation, the filing of such documents with any applicable state or federal regulatory agency to cause such documents to become effective):

                  (1)      the Plan of Merger;

                  (2)      the Certificate of Incorporation;

                  (3)      the Bylaws;

                  (4)      the New Indenture and the New Notes;

                  (5) the investment guidelines for Cash held in Reserve under the Plan in respect of Disputed Claims;

                  (6)      the issuance of the Series A Warrants;

                  (7)      the issuance of the Series B Warrants;

                  (8)      the Series A Warrant Agreement;

                  (9)      the Series B Warrant Agreement;

                  (10)     the Registration Rights Agreement; and

                  (11) the issuance of 6,106,665 shares of New Common Stock and the reserving of 804,454 shares of New Common Stock to be issued on account of the Series A Warrants and the Series B Warrants.

         10.2 Effect of Failure of Conditions. In the event that one or more of the conditions specified in Section 10.1 of the Plan have not occurred or been waived in accordance with Section 10.3 of the Plan on or before three (3) months after the Confirmation Date, and upon notification submitted by the Debtor or the Creditors' Committee to the Bankruptcy Court, (a) the Confirmation Order shall be vacated, (b) no distributions under the Plan shall be made, (c) the Debtor and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred, and (d) the Debtor's obligations with respect to the Claims and Equity Interests shall remain unchanged and nothing contained herein shall constitute or be deemed a waiver or release of any Claims or Equity Interests by or against the Debtor or any other person or to prejudice in any manner the rights of the Debtor or any person in any further proceedings involving the Debtor.

         10.3 Waiver of Conditions. With the consent of the Creditors' Committee, the Debtor may waive, by a writing signed by an authorized representative of the Debtor and subsequently filed with the Bankruptcy Court, one or more of the conditions precedent to effectiveness of the Plan set forth in Section 10.1 of the Plan.

                                   ARTICLE XI

                            RETENTION OF JURISDICTION

         The Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Case and the Plan pursuant to, and for the purposes of, Sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:

         (a) To determine any and all objections to and proceedings involving the allowance, estimation, classification, and subordination of Claims or Equity Interests;

         (b) To determine any and all applications for allowances of compensation and reimbursement of expenses and any other fees and expenses authorized to be paid or reimbursed under the Bankruptcy Code or the Plan;

         (c) To determine the terms for the rejection or assumption of executory contracts or unexpired leases or for the assumption and assignment, as the case may be, of executory contracts or unexpired leases to which the Debtor is a party or with respect to which the Debtor may be liable, and to hear and determine, and if need be to liquidate, any and all Claims arising therefrom including the determination of defaults required to be cured;

         (d) To determine any and all applications, adversary proceedings and contested or litigated matters initiated or asserted by the Debtor on or prior to Effective Date and initiated or asserted by the Reorganized Debtor subsequent to the Effective Date and arising under Chapter 11 of the Bankruptcy Code or arising in or related to the Debtor's Chapter 11 Case; including, but not limited to, (i) Causes of Action to avoid or recover transfers (including fraudulent or preferential transfers) of the Debtor's property pursuant to Sections 542 through 553 of the Bankruptcy Code or applicable law, (ii) claims and Causes of Action arising from the prepetition activities of the Debtor, whether arising by statute or common law, whether arising under the laws of the United States, Texas, or any other state having jurisdiction over any claim or controversy, and whether maintainable against third parties, affiliates or insiders of the Debtor, (iii) claims, Causes of Action and other litigation that may adversely impact or affect the Reorganized Debtor's property, (iv) contests to Claims, and (v) proceedings involving offsets against Claims;

         (e) To issue orders, determinations, and rulings regarding the valuation, recovery, disposition, distribution, operation, or use of the Debtor's property, including claims to recover preferences, fraudulent conveyances, or damages of any type from any person, and whether initiated prior to or after the Effective Date;

         (f) To determine any and all applications, claims, Causes of Action, adversary proceedings, and contested or litigated matters that may be commenced by the Reorganized Debtor subsequent to the Effective Date;

         (g) To consider any modifications of the Plan, remedy any defect or omission or reconcile any inconsistency in any order of the Bankruptcy Court, including the Confirmation Order, to the extent authorized by the Bankruptcy Code;

         (h) To determine all controversies, suits, and disputes that may arise in connection with the interpretation, enforcement, or consummation of the Plan, the Plan documents and agreements executed in connection therewith or any person's obligations under the Plan or any documents and agreements executed in connection therewith;

         (i) To consider and act on the compromise and settlement of any Claim against or Cause of Action by or against the Debtor;

         (j) To issue such orders in aid of execution of the Plan to the extent authorized by Section 1142 of the Bankruptcy Code;

         (k) To enter a Final Decree under Bankruptcy Rule 3022 terminating the Chapter 11 Case;

         (l) To determine such other matters as may be set forth in the Confirmation Order or which may arise in connection with the Plan, the Confirmation Order or the Effective Date.

         (m) To enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified or vacated;

         (n) To recover all assets of the Debtor and property of the Debtor's estate, wherever located;

         (o) To hear and determine matters concerning state, local and federal taxes in accordance with Sections 346, 505 and 1146 of the Bankruptcy Code; and

         (p) To hear any other matter not inconsistent with the Bankruptcy Code.

                                   ARTICLE XII

                            MISCELLANEOUS PROVISIONS

         12.1 Effectuating Documents and Further Transactions. The Debtor and/or Reorganized Debtor, as the case may be, is authorized to execute, deliver, file or record such contracts, instruments, releases, indentures, certificates of ownership and merger and other agreements or documents and take such actions as may be reasonably necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan and any notes or securities issued pursuant to the Plan.

         12.2 Corporate Action. On the Effective Date, all matters provided for under the Plan that would otherwise require approval of the stockholders, directors or members of one or more of the Debtor or Reorganized Debtor or their successors in interest under the Plan, including, without limitation, the Reincorporation Merger, the Plan of Merger, the authorization of 150 million shares of New Common Stock, the issuance of up to 6,911,119 shares of New Common Stock (including 804,454 shares of New Common Stock to be reserved for issuance upon the exercise of Series A Warrants and Series B Warrants under the Plan), the issuance of the Series A Warrants and the Series B Warrants, the authorization, approval and effectiveness of the Certificate of Incorporation and the Bylaws, the investment guidelines for Cash held in Reserve under the Plan in respect of Disputed Claims, the Series A Warrant Agreement, the Series B Warrant Agreement, the issuance of the New Notes, the execution and delivery of the New Indenture, and the election or appointment, as the case may be, of directors and officers of the Reorganized Debtor pursuant to the Plan shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to the applicable general corporation law of the state in which the Debtor or Reorganized Debtor is incorporated, without any requirement of further action by the stockholders or directors of the Debtor or Reorganized Debtor.

         12.3 Exemption from Transfer Taxes. Pursuant to Section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including, without limitation, any merger agreements or agreements of consolidation, deeds, bills of sale or assignments executed in connection with any of the transactions contemplated under the Plan shall not be subject to any stamp, real estate transfer, mortgage recording, sales and use, or other similar tax.

         12.4 Injunction Regarding Worthless Stock Deduction. At the Confirmation Hearing, the Debtor shall request that the Bankruptcy Court include in the Confirmation Order a provision enjoining any "50-percent shareholder" of the Debtor within the meaning of section 382(g)(4)(D) of the Internal Revenue Code of 1986, as amended, from claiming a worthless stock deduction with respect to its Equity Interest for any taxable year of such shareholder ending prior to the Effective Date.

         12.5 Exculpation. Neither the Debtor, the Reorganized Debtor, the Creditors' Committee, BNY in its capacity as Indenture Trustee under the Senior Subordinated Notes Indenture, the holders of Senior Subordinated Note Holder Claims, nor any of their respective members, officers, directors, employees, advisors, attorneys or agents shall have or incur any liability to any holder of a Claim or Equity Interest for any act or omission in connection with, related to, or arising out of, the Chapter 11 Case, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct or gross negligence, and, in all respects, the Debtor, the Reorganized Debtor, the Creditors' Committee, BNY in its capacity as Indenture Trustee under the Senior Subordinated Notes Indenture, the holders of Senior Subordinated Note Holder Claims, and each of their respective members, officers, directors, employees, advisors, attorneys and agents shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan; provided, however, that, subject to Section 8.6 of the Plan, nothing contained herein shall exculpate, satisfy, discharge or release any Cause of Action accruing to the Debtor and Debtor in Possession under Sections 547, 548 and 550 of the Bankruptcy Code against present or former officers, directors or employees of the Debtor in their capacities other than as present or former officers, directors or employees.

         12.6 Termination of Creditors Committee. The appointment of the Creditors' Committee shall terminate on the later of the Effective Date or the date on which all applications for final allowances of compensation and reimbursement of expenses have been granted or denied by Final Order.

         12.7 Post-Confirmation Date Fees and Expenses. From and after the Confirmation Date, the Debtor and Reorganized Debtor shall, in the ordinary course of business and without the necessity for any approval by the Bankruptcy Court, pay the reasonable fees and expenses of professional persons thereafter incurred by the Debtor and Reorganized Debtor, including, without limitation, those fees and expenses incurred in connection with the implementation and consummation of the Plan.

         12.8 Payment of Statutory Fees Due the United States Trustee. All fees due and payable pursuant to 28 U.S.C. Section 1930(a)(6) shall be paid in accordance with Section 2.4 of the Plan.

         12.9 Amendment or Modification of the Plan. With the consent of the Creditors' Committee, alterations, amendments or modifications of the Plan may be proposed in writing by the Debtor at any time prior to the Confirmation Date, provided that the Plan, as altered, amended or modified, satisfies the conditions of Sections 1122 and 1123 of the Bankruptcy Code, and the Debtor shall have complied with Section 1125 of the Bankruptcy Code. With the consent of the Creditors' Committee, the Plan may be altered, amended or modified at any time after the Confirmation Date and before substantial consummation, provided that the Plan, as altered, amended or modified, satisfies the requirements of Sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan, as altered, amended or modified, under
Section 1129 of the Bankruptcy Code and the circumstances warrant such alterations, amendments or modifications. A holder of a Claim or Equity Interest that has accepted the Plan shall be deemed to have accepted the Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim or Equity Interest of such holder.

         12.10 Severability. In the event that the Bankruptcy Court determines, prior to the Confirmation Date, that any provision in the Plan is invalid, void or unenforceable, such provision shall be invalid, void or unenforceable with respect to the holder or holders of such Claims or Equity Interests as to which the provision is determined to be invalid, void or unenforceable. The invalidity, voidness or unenforceability of any such provision shall in no way limit or affect the enforceability and operative effect of any other provision of the Plan.

         12.11 Revocation or Withdrawal of the Plan. The Debtor reserves the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Debtor revokes or withdraws the Plan prior to the Confirmation Date, then the Plan shall be deemed null and void. In such event, nothing contained herein shall constitute or be deemed a waiver or release of any claims by or against the Debtor or any other person or to prejudice in any manner the rights of the Debtor or any person in any further proceedings involving the Debtor.

         12.12 Binding Effect. The Plan shall be binding upon and inure to the benefit of the Debtor, the holders of Claims and Equity Interests, and their respective successors and assigns, including, without limitation, the Reorganized Debtor.

         12.13 Notices. All notices, requests and demands to or upon the Debtor or the Reorganized Debtor to be effective shall be in writing and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, with a copy by mail, addressed as follows:


If to the Debtor:

Paracelsus Healthcare Corporation
515 W. Greens Road, Suite 500
Houston, Texas  77067
Attention: Frank A. Uribie
Telephone: (281) 774-5100
Facsimile: (281) 774-5471

with a copy to:

Andrews & Kurth L.L.P.
600 Travis, Suite 4200
Houston, Texas  77002
Attention: Hugh M. Ray and Douglas G. Walter
Telephone: (713) 220-4200
Facsimile: (713) 220-4285

If to the Creditors' Committee:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Chaim J. Fortgang
Tel: (212) 403-1000
Fax: (212) 403-2000

         12.14 Governing Law. Except to the extent the Bankruptcy Code, Bankruptcy Rules or other federal law is applicable, or to the extent an Exhibit to the Disclosure Statement or other document executed in connection with the Plan provides otherwise, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflicts of law of such jurisdiction.

         12.15 Withholding and Reporting Requirements. In connection with the consummation of the Plan, the Debtor or the Reorganized Debtor, as the case may be, shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements.

         12.16 Plan Supplement. Forms of the documents comprising or relating to the following documents shall be consistent with the Plan and Disclosure Statement and shall be contained in the Plan Supplement and filed with the Clerk of the Bankruptcy Court prior to the conclusion of the Confirmation Hearing:

         (1)      the Plan of Merger;

         (2)      the Certificate of Incorporation;

         (3)      the Bylaws;

         (4) the investment guidelines for Cash held in Reserve under the Plan in respect of Disputed Claims;

         (5) the Series A Warrant Agreement, including the form of the Series A Warrant;

         (6) the Series B Warrant Agreement, including the form of the Series B Warrant; and

         (7)      the form of certificate for the New Common Stock;

         (8)      the New Indenture and the New Notes;

         (9)      the Registration Rights Agreement; and

         (10) the List of Directors of the Reorganized Debtor pursuant to Section 7.3(a) of the Plan.

Upon its filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal Bankruptcy Court hours. Holders of Claims or Equity Interests may obtain a copy of the Plan Supplement upon written request to the Debtor in accordance with Section 12.13 of the Plan.

         12.17 Allocation of Plan Distributions Between Principal and Interest. Except as otherwise expressly provided in the Plan, to the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall, for federal income tax purposes, be allocated to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the Claim, to accrued but unpaid interest.

         12.18 Setoffs and Recoupment. The Debtor or the Reorganized Debtor, as the case may be, may, but shall not be required to, setoff against, or recoup from, any Claim and the payments to be made pursuant to the Plan in respect of such Claim (other than Senior Subordinated Noteholder Claims), any claims of any nature whatsoever that the Debtor or Reorganized Debtor may have against the Claimant; but neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtor or the Reorganized Debtor of any such claim it may have against such Claimant.

         12.19 Headings. Headings are used in the Plan for convenience and reference only, and shall not constitute a part of the Plan for any other purpose.

         12.20 Exhibits. All Exhibits to the Disclosure Statement and the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full herein.

         12.21 Filing of Additional Documents. On or before substantial consummation of the Plan, the Debtor shall file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

Dated:     Houston, Texas
           October 31, 2000
                                      PARACELSUS HEALTHCARE CORPORATION,
                                      a California corporation


                                      By:  /s/ Robert L. Smith
                                           -------------------------------------
                                           Robert L. Smith
                                           Chief Executive Officer

                                   EXHIBIT B

                      IN THE UNITED STATES BANKRUPTCY COURT
                       FOR THE SOUTHERN DISTRICT OF TEXAS
                                HOUSTON DIVISION

IN RE:                                  )
                                        )
PARACELSUS HEALTHCARE                   )               Case No. 00-38590-H5-11
CORPORATION,                            )                    (Chapter 11)
                                        )
                  Debtor.               )
                                        )

                    ORDER (i) APPROVING DISCLOSURE STATEMENT;
              (ii) SETTING DATE FOR CONFIRMATION HEARING AND FIXING
             DEADLINES FOR VOTING ON AND OBJECTING TO THE PLAN; AND
             (iii) ESTABLISHING AND APPROVING PROCEDURES RELATING TO THE SOLICITATION OF ACCEPTANCES AND REJECTIONS OF THE PLAN

         On October 27, 2000, a hearing was held before the Honorable Karen K. Brown, United States Bankruptcy Judge, to consider, pursuant to 11 U.S.C.
Section 1125, the approval of the Disclosure Statement Under Section 1125 Of The Bankruptcy Code With Respect To The Plan Of Reorganization dated October 6, 2000 (the "Disclosure Statement"), as supplemented and amended, filed by Paracelsus Healthcare Corporation ("Paracelsus" or "Debtor"). All capitalized terms used in this Order shall have the meanings ascribed to such capitalized terms in the Debtors' Plan of Reorganization Under Chapter 11 of the Bankruptcy Code dated October 6, 2000 (the "Plan"), unless otherwise herein defined.

         At the hearing, certain modifications to the Debtor's initial Disclosure Statement were described by the Debtor to address objections to the Disclosure Statement filed by (i) Chase Securities, Inc. ("Chase"), and (ii) IASIS Healthcare Corporation ("IASIS") (collectively, the "Objections")(1). Based upon the modifications described by the Debtor, which have been incorporated into the Debtor's Amended Disclosure Statement Pursuant to 11 U.S.C. Section 1125 in Support of Joint Plan of Reorganization Dated October 31, 2000 (the "Final Disclosure Statement"), the Objections to the adequacy of the information contained in the Disclosure Statement have been withdrawn or are overruled. Any and all objections to confirmation of the Plan shall be reserved to the Confirmation Hearing.

         The Court, having considered the Final Disclosure Statement and those materials to be transmitted therewith, all timely objections to the Disclosure Statement, and the arguments of counsel, finds that due and appropriate notice of the hearing and the relief requested has been given to all parties in

----------

         (1) The United States Trustee ("U.S. Trustee") and Securities and Exchange Commission ("SEC") each lodged comments with respect to the adequacy of the information contained in the Disclosure Statement and to certain provisions of the Plan.

interest, service of the notice of the hearing was proper, and that good cause appears for entry of this Order.

         Based upon the foregoing, IT IS HEREBY ORDERED, AND NOTICE IS HEREBY GIVEN, THAT:

I.       APPROVAL OF DISCLOSURE STATEMENT AND PERTINENT DATES

         1. The Disclosure Statement and the other materials in the Solicitation Package (as defined below) are hereby APPROVED in all respects pursuant to 11 U.S.C. Section 1125, effective October 31, 2000.

         2. The hearing on confirmation of the Plan (the "Confirmation Hearing") shall commence on December 8, 2000 (the "Confirmation Hearing Date") at 9:30 a.m. Central Standard Time before the Honorable Karen K. Brown, United States Bankruptcy Judge, United States Bankruptcy Court for the Southern District of Texas (Houston Division), Courtroom 10A, 515 Rusk, 10th Floor, Houston, Texas 77002, and shall continue from day to day, as announced at such hearing, until concluded.

         3. December 4, 2000 at 4:00 p.m. Central Standard Time is fixed as the last day for filing with the Bankruptcy Court written objections to confirmation of the Plan and for serving same, by first class mail, upon parties listed upon the Rule 2002 Service List, and by hand-delivery or facsimile, upon the following:

Debtor
Mr. Robert Smith
Chief Executive Officer
Paracelsus Healthcare Corporation
515 W. Greens Road, Suite 500
Houston, Texas 77067
Telephone:  (281) 774-5100
Facsimile:  (281) 774-5110

Counsel for the Debtor
Hugh Ray
Douglas G. Walter
ANDREWS & KURTH L.L.P.
600 Travis Street, Suite 4200
Houston, Texas  77002
Telephone:  (713) 220-4200
Facsimile:  (713) 220-4285

Office of the United States Trustee
Hector Duran
United States Trustee
515 Rusk, Suite 3516
Houston, Texas  77002
Telephone:  (713) 718-4664
Facsimile:  (713) 718-4670

Counsel for the Creditor's Committee

WACHTELL, LIPTON, ROSEN & KATZ             BRACEWELL & PATTERSON, LLP
Chaim J. Fortgang                          Alfredo Perez
Seth Gardner                               711 Louisiana Street
51 West 52nd Street                        Suite 2900
New York, New York  10019-6150             Houston, Texas  77002-2781
Telephone:  (212) 403-1000                 Telephone:  (713) 223-2900
Facsimile:  (212) 403-2000                 Facsimile:  (713) 222-3232

Securities & Exchange Commission

Jolene Wise
Securities & Exchange Commission
500 West Madison Street, Suite 1400
Chicago, Illinois  60661
Telephone:  (312) 353-7390
Facsimile:  (312) 353-7398

II.      SERVICE OF SOLICITATION PACKAGES

         4. On or before November 6, 2000, the Debtor shall cause a Solicitation Package (as defined below) to be served upon (a) all creditors listed in the Debtor's schedules of liabilities (and amendments thereto) filed with this Court (unless, with respect to any such creditor, the creditor was (i) listed as disputed, contingent, or unliquidated, (ii) the bar date applicable to such creditor for filing a proof of Claim has passed, and (iii) such creditor did not file a timely proof of Claim); (b) all parties who have filed proofs of Claim with the Clerk of the Court that have not been finally disallowed; (c) all parties to executory contracts or unexpired leases with the Debtor (whether or not the Debtor has taken any action to either assume or reject such contracts or leases thus far in the case); (e) all parties in interest who have requested special notice; (f) all registered holders of the Senior Subordinated Notes as of the Record Date (as defined below); and (g) all record holders of the Debtors' equity securities (or holders of warrants or other rights derivative thereof or related to stock ownership) as of the Record Date (as defined below); except as provided in paragraphs 10, 11, 12, and 13 below. Copies of the Solicitation Package may also be obtained by written request to Douglas G. Walter, ANDREWS & KURTH L.L.P., 600 Travis Street, Suite 4200, Houston, Texas 77002, telephone - (713) 220-4528, facsimile - (713) 220-4285.

         5. The "Solicitation Package" shall be comprised of: (a) a copy of this Order; (b) the Disclosure Statement and Plan; (c) an appropriate ballot, substantially in the form filed with the Court on October 6, 2000 (except as provided in paragraph 12 and 13 hereof) (the "Ballot"); and (d) a return address envelope, postage prepaid (except as provided in paragraphs 10 and 11 hereof).

         6. The Debtor is authorized to make non-substantive modifications to the Disclosure Statement and other documents in the Solicitation Package prior to distribution in order to make corrections or modifications of a typographical, conforming and/or ministerial nature. Any proposed substantive modification to the Disclosure Statement and other documents in the Solicitation Package occurring after the entry of this Order shall be heard by this Court upon 24 hours' telephonic notice given to: (a) Douglas G. Walter, telephone:
(713) 220-4528; Chaim Fortgang, telephone: (212) 403-1000; and Alfredo Perez, telephone: (713) 223-2900.

         7. Service of the Solicitation Package upon (a) all creditors listed in the Debtor's schedules of liabilities (and amendments thereto) filed with this Court (unless, with respect to any such creditor, the creditor was (i) listed as disputed, contingent, or unliquidated, (ii) the bar date applicable to such creditor for filing a proof of Claim has passed, and (iii) such creditor did not file a timely proof of Claim); (b) all parties who have filed proofs of Claim with the Clerk of the Court that have not been finally disallowed; (c) all parties to executory contracts or unexpired leases with the Debtor (whether or not the Debtor has taken any action to either assume or reject such contracts or leases thus far in the case); (d) all parties in interest who have requested special notice; (e) all registered holders of the Senior Subordinated Notes as of the Record Date (as defined below); and (f) all record holders of the Debtor's equity securities (or holders of warrants or other rights derivative thereof or related to stock ownership) as of the Record Date (as defined below) shall be by first class mail, addressed to the party at the address listed in the request for special notices, proof of Claim, or, if none of these items has been filed by such party, at the address contained in the Debtor's books and records (or the books and records of the Debtor's debt and/or stock transfer agents or Indenture Trustee with respect to the Debtor's debt and stock issuances).

         8. Except as provided in paragraphs 10 and 11 of this Order, service of the Solicitation Package on the holders of the Senior Subordinated Notes and the Debtor's equity securities shall be as follows:

                  a. Pursuant to Bankruptcy Rule 3017(d), the record date for determining the holders of all Claims entitled to vote on the Plan is set as October 31, 2000 (the "Record Date").

                  b. Pursuant to this Court's authority under 28 U.S.C. Sections 157 and 1334, 11 U.S.C. Section 105, and Bankruptcy Rule 1007(i), the Indenture Trustee and/or debt or stock transfer agent (with respect to the Debtor's debt and stock issuances) shall promptly provide, upon request, to the Debtor, a list or mailing labels containing the names and addresses of the respective registered holders of record, and the principal amount of debt securities or number of shares of equity securities held by each such holder as of the Record Date.

                  c. Each person who is a "record holder" of a debt security (a person shown as the registered holder of a security in the registry maintained by a trustee or registrar of a debt security) on the Record Date - including any bank, agent, or broker or other nominee who holds a debt security of the Debtor in its name ("Nominee") who holds legal title for a beneficial owner - will cooperate with the Debtor to determine the number of Solicitation Packages needed by such Nominee for distribution to such beneficial owners. The Nominee shall, upon receipt of the Solicitation Packages, forward the Solicitation Packages to the appropriate beneficial owners. Such Nominee will have two options for obtaining the votes of beneficial owners of securities, consistent with usual customary practices for obtaining the votes of securities held in street name: (i) the Nominee may prevalidate the individual ballot contained in the Solicitation Package and then forward the Solicitation Package to the beneficial owner of the securities, which beneficial owner will then indicate its acceptance or rejection of the Plan and otherwise indicate his choices to the extent requested to do so on the ballot, and then return the individual ballot directly to the Debtor in the return envelope to be provided in the Solicitation Package, or (ii) the Nominee may forward the Solicitation Package to the beneficial owner of the securities for voting along with a return envelope provided by and addressed to the Nominee, with the beneficial owner then returning the individual ballot to the Nominee, the Nominee will subsequently summarize the votes, including, at a minimum, the number of beneficial holders voting to accept and to reject the Plan who submitted ballots to the Nominee and the amount of such securities so voted and shall also disclose any other individual choices made in response to requests in the ballot, in an affidavit of voting results and then return the affidavit of voting results to the Debtor. By submitting an affidavit of voting results, each such Nominee certifies that the affidavit of voting results accurately reflects votes and choices reflected on the ballots received from beneficial owners holding such securities as of the Record Date.

                  d. Pursuant to 28 U.S.C. Sections 157 and 1334, 11 U.S.C.
Section 105 and Bankruptcy Rule 1007(i) and (j), the Nominee holders shall maintain the individual ballots of its beneficial owners as evidence of authority to vote on behalf of such beneficial owner. No such ballots shall be destroyed or otherwise disposed of or made unavailable without such action first being approved by prior order of this Court.

                  e. The Debtor shall not be required to pay any fees or commissions to any debt or stock transfer agent, Indenture Trustee or Nominee holder for compliance with paragraph 9(b) of this Order, except to reimburse such entities for actual and necessary out-of-pocket expenses for mailing and copy expenses incurred in complying with the terms of this Order.

                  f. The Debtor shall serve a copy of this Order on any of the Debtor's debt and stock transfer agents, the Indenture Trustee for the Senior Subordinated Notes, and on each known Nominee. Any debt or stock transfer agent, Indenture Trustee, or Nominee holder who objects to this Order may file an objection with this Court on or before ten (10) days after service of this Order, describing in detail the reasons that it should not be bound by this Order.

         9. The Plan Supplement referenced in Section 1.55 of the Plan shall be filed by the Debtor with the Court in final form at least ten (10) days prior to the date on which the Confirmation Hearing shall first commence.

         10. The Debtor shall not be required to provide any part of the Solicitation Package to any creditor (or alleged creditor): (a) whose Claim has either not been scheduled or has been scheduled as disputed, contingent or unliquidated and the bar date applicable to such creditor for filing a proof of Claim has passed, and such creditor did not file a timely proof of Claim; (b) who filed a proof of Claim with the Clerk of the Court that was subsequently disallowed and all appeals have been exhausted; (c) who may allege it is the transferee of a Claim but has not filed a notice of transfer of Claim, to the extent required by Bankruptcy Rule 3001(e). Provided, however, that the Debtor shall cause Solicitation Packages to be served upon (a) all parties to executory contracts or leases with the Debtor either now existing or existing as of the Petition Date (whether or not such executory contracts or leases have been or will be assumed or rejected, pursuant to the Plan or otherwise); and (b) all registered and beneficial holders of the Senior Subordinated Notes and the Debtor's equity securities pursuant to paragraphs 7 and 8 hereof.

         11. The Debtor shall not be required to serve the Solicitation Package on any entity for which the notice of the hearing on the approval of the Disclosure Statement has been returned by the United States Postal Service as undeliverable, unless the Debtor receives an accurate address for such addressee.

         12. Although the Debtor shall serve the Solicitation Package on all holders of Claims, including Claims which are unimpaired pursuant to the Plan, holders of unimpaired Claims shall be conclusively presumed to have accepted the Plan, in accordance with 11 U.S.C. Section 1126(f), and, thus, the Debtor shall not be required to serve such creditors with ballots for voting either for or against the Plan in their Solicitation Packages.

         13. Although the Debtor shall serve the Solicitation package on all parties to executory contracts and leases, the Debtor shall not be required to serve ballots for voting either for or against the Plan in their Solicitation Packages except with respect to parties who have filed proofs of Claims on account of rejection Claims.

         14. The form and manner of notice approved in this Order is adequate, appropriate, and satisfies the requirements of the Bankruptcy Code and the Bankruptcy Rules to the extent applicable to persons and entities affected thereby.

III. PROCEDURES FOR TEMPORARY ALLOWANCE OF "OBJECTED-TO CLAIMS" FOR VOTING PURPOSES

         15. If: (a) the Debtor files or has filed an objection to a proof of Claim or an adversary proceeding contesting the validity, amount, or allowance of a Claim of a creditor ("Objected-to Claim") at least thirty (30) days prior to the Confirmation Date, and (b) the Objected-to Claim is not deemed to be an Allowed Claim in the Plan, and (c) the claimant desires to have the Objected-to Claim allowed for voting purposes, then, unless such Objected-to Claim has been temporarily allowed for voting purposes pursuant to this Order, the Claimant must file and serve on the Debtor and interested parties a motion to temporarily allow such Objected-to Claim for voting purposes pursuant to bankruptcy Rule 3018(a) (an "Allowance Motion"), and appear at the Confirmation hearing. Claimants holding Objected-to Claims that do not obtain temporary allowance for voting purposes by Order of the Court, in accordance with the terms of this order, shall not be allowed to vote on the Plan unless the Debtor consents to the allowance of such Objected-to Claim for voting purposes.

         16. Allowance or disallowance of a Claim for voting purposes does not necessarily mean that all or a portion of the Claim will be allowed or disallowed for distribution purposes.

         17. Claimants filing after the bar date must file a motion to allow the claim for voting purposes. Any Allowance Motion filed pursuant to the terms of this paragraph 17 will be heard by the Court, at the Confirmation hearing.

IV.      FORMS OF BALLOTS; LAST DATE FOR VOTING BALLOTS

         18. The forms of ballots filed with the Court are hereby approved.

         19. The last day and time for submitting written ballots accepting or rejecting the Plan is December 5, 2000 at 4:00 p.m. Central Standard Time (the "Ballot Return Date").

         20. Except as set forth in paragraph 21 herein, Ballots must be submitted to Douglas G. Walter, ANDREWS & KURTH L.L.P., 600 Travis Street, Suite 4200, Houston, Texas 77002, and must be actually received, whether by mail or delivery (but not facsimile), by the Ballot Return Date in order to be counted as valid votes. Ballots should not be submitted directly to the Debtor.

         21. Ballots of holders of Senior Subordinated Notes and Equity Interests must be submitted either to the Nominees or the Debtor, as more fully described in paragraph 8 herein. More specifically, beneficial holders of securities may submit their ballots to the appropriate Nominee, at the address identified in the special instructions accompanying their ballots, and, in such case, the Nominee shall forward an affidavit of voting results, reflecting the votes of all beneficial holders it represents, as set forth in paragraph 8 herein. Ballots must actually be received, whether by mail or delivery (but not facsimile), by the Ballot Return Date, by either (a) the Debtor or (b) the appropriate Nominee in order to be counted as valid votes. In the event that ballots are submitted to the Nominees, notwithstanding any other provisions of this Order, affidavits of voting results required of the Nominees must be received by the Debtor within one (1) business day after the Ballot Return Date, but may be sent by facsimile transmission, provided that an original, signed affidavit of voting results is received within two (2) business days of the Ballot Return Date.

         22. Except as may be hereafter ordered by the Court, the amount of a Claim that will be used to tally votes will be either (a) the Claim amount listed in Debtor's schedules (including amendments thereto) if such Claim is not listed as contingent, unliquidated or disputed and for which no proof of Claim has been timely filed; (b) the liquidated amount specified in a proof of Claim timely filed with this Court to the extent the proof of Claim is not an Objected-to Claim or has not been finally disallowed; or (c) the amount temporarily allowed by this Court for voting purposes after notice and a hearing pursuant to Bankruptcy Rule 3018(a)(2) If a Creditor submits a ballot and

----------
        (2)       See Paragraphs 15, 16 & 17 herein.

the Creditor (a) has not timely filed either a proof of Claim or a notice of transfer of Claim, and, in either case, is not listed on the Debtor's schedules or is listed as holding a Claim which is contingent, unliquidated or disputed, or (b) holds an Objected-to Claim, then such ballot will not be counted unless such Claim is temporarily allowed for voting purposes by this Court in accordance with this Order.

         23. With respect to the Senior Subordinated Notes, except as may be hereafter ordered by the Court, the holders of such debt securities, as of the Record Date, are deemed to be the only real parties in interest entitled to vote, which votes shall be counted for purposes of the Plan in the principal amount of the debt securities held by each beneficial holder.

         24. Ballots received by the Debtor in the following categories shall not be counted as an acceptance or rejection, unless otherwise ordered by the
Court:

                  a. ballots where the Claimant or his representative did not use the authorized ballot form, or a form of ballot substantially similar to such authorized form;

                  b. ballots not received by the Debtor on or before the time and date set forth by the Court Order for such submission;

                  c. ballots where the Claimant or his authorized representative did not check one of the boxes indicating acceptance or rejection of the Plan, or checked both such boxes;

                  d. ballots not signed by the Claimant or his authorized representative; and

                  e. the individual or institution casting the ballot (whether directly or as representative) was not a holder of a Claim as of the Record Date and, therefore, was not entitled to vote.

         25. The Debtor and other parties in interest may seek further clarification from the Court on vote tabulation and the solicitation process, and retain the right to object or raise any issue with respect to any ballot.

         26. Any objections, comments or responses not timely filed and served in accordance with the provisions of this Order will be deemed waived.

         SIGNED this 2nd day of November, 2000.


                                                  s/ Karen K. Brown
                                            ------------------------------
                                            HONORABLE KAREN K. BROWN
                                            UNITED STATES BANKRUPTCY JUDGE

                                   EXHIBIT C

                                                  Paracelsus Healthcare Corporation
                                                        California, 11/20/80
                                                           Tax #95-3565943

      Advanced Healthcare Services                  Bellwood Medical Corporation                 Chico Community Hospital, Inc.
          California, 12/19/84                    d/b/a Bellwood General Hospital              d/b/a Chico Community Hospital and
            Tax #95-3974751                              California, 9/2/81                 Chico Community Rehabilitation Hospital
                                                          Tax #95-3647935                             California, 02/26/85
                                                                                                        Tax #68-0051930

                    Assets Sold 8/12/95                           Assets Sold 9/30/98                           Assets Sold 6/30/98

  Hollywood Community Hospital Medical
              Center, Inc.
   d/b/a Hollywood Comm. Hospital of
 Hollywood and Hollywood Comm. Hospital           Hospital Assurance Company, Ltd.               Lancaster Hospital Corporation
              of Van Nuys                              Grand Cayman, 9/22/92                   d/b/a Lancaster Community Hospital
          California 06/10/82                             Tax #98-0128277                             California 01/20/81
            Tax #95-3757144                                                                             Tax #95-3565954

                    Assets Sold 9/30/98

 Lincoln Community Medical Corporation
 d/b/a Orange County Community Hospital
    of Buena Park and Orange County                Monrovia Hospital Corporation               Paracelsus Bellwood Health Center,
      Community Hospital of Orange                      California, 01/20/81                              Incorporated
          California, 01/15/81                            Tax #95-3565961                             California, 01/12/88
            Tax #95-3565959                                                                             Tax #33-0282184

                    Assets Sold 9/30/98                           Assets Sold 9/30/98                       Facility Closed 4/18/95

                                              Paracelsus Convalescent Hospital, Inc.,                     PHC-DH, Inc.
 Paracelsus Clay County Hospital, Inc.         d/b/a Lafayette Convalescent Hospital,        f/k/a Paracelsus Davis Hospital, Inc.
 d/b/a Cumberland River Hospital-North         Oak Park Convalescent Hospital, Rheem        d/b/a Davis Hospital and Medical Center
    Cumberland River Hospital-South              Valley Convalescent Hospital, and                       Utah, 12/19/95
          California, 07/29/95                    University Convalescent Hospital                       Tax 62-1623965
            Tax #95-3982757                             California, 01/15/81                              (See Page 3)
                                                          Tax #95-3565946

                                                                 Assets Sold 06/30/99                           Assets Sold 10/8/99

   Paracelsus Fentress County General             Paracelsus Los Angeles Community              Paracelsus Macon County Medical
             Hospital, Inc.                            Hospital, Inc., d/b/a                              Center, Inc.
 d/b/a Fentress County General Hospital        Los Angeles Community Hospital and Los         d/b/a Flint River Community Hospital
          California, 11/30/84                 Angeles Community Hospital of Norwalk                  California, 07/29/85
            Tax #95-3974754                             California, 07/27/83                            Tax #95-3982755
              (See page 4)                                Tax #95-3865496

                                                                  Assets Sold 9/30/98

Paracelsus Medical Building Corporation          Paracelsus Mesquite Hospital, Inc.                   Paracelsus OHC, Inc.
          California, 1/15/82                   d/b/a The Medical Center of Mesquite                  California, 1/15/81
            Tax #95-3565948                               Texas, 09/26/90\                              Tax #95-3565966
                                                          Tax #94-3124593
                                                                                                                Assets Sold 8/26/87

                                                         CONTINUED ON PAGE 2

                                  PHC-DH, Inc.
                      f/k/a Paracelsus Davis Hospital, Inc.
                    d/b/a Davis Hospital and Medical Center
                                 Utah, 12/19/95
                                 Tax #62-1623965

                               Assets Sold 10/8/99

                           Davis Surgical Center, LLC
                                     6/26/96
                                 Tax #87-0565798

                                       30%

                                  PHC-PVH, Inc.
                 f/k/a Paracelsus Pioneer Valley Hospital, Inc.
                          d/b/a Pioneer Valley Hospital
                                 Utah, 12/06/95
                                 Tax #87-0549779

                                              Assets Sold 10/8/99

                                PVHP, Inc. f/k/a
                        Pioneer Valley Health Plan, Inc.
                                  Utah, 6/18/93
                                 Tax #87-0564089

                                              Assets Sold 10/8/99

                                            PHC/CHC Holdings, Inc.
                                              Delaware, 11/27/85
                                               Tax #59-2283872

                                                                                     Paracelsus Healthcare
 Baytown Medical Center, Inc.             CareServices of America, Inc.         Corporation of North Dakota, Inc.
 d/b/a BayCoast Medical Center                Delaware, 03/15/95                 d/b/a Dakota Heartland Health
       Texas, 09/13/90                          Tax #76-0469830                             System
       Tax #76-0320224                                                               North Dakota, 6/30/92
                                                 (See Page 9)                          Tax #45-0426710
         (See Page 8)
                                                                                        (See Page 10)

                                                                                     PHC-A of Midland, Inc.
Paracelsus Healthcare Holdings,                                                         Texas, 04/09/93
            Inc.                              PHC Finance, Inc.                        Tax #76-0398333
      Delaware, 12/19/86                        Texas, 5/25/94
       Tax #58-1628020                         Tax# 76-0437320
        (See Page 11)
                                                                                    Assets Transferred to PHC-B

                                                 PHC-SLC, Inc.
    PHC-B of Midland, Inc.                 f/k/a PHC Salt Lake City, Inc.
d/b/a Westwood Medical Center            d/b/a Salt Lake Regional Medical
       Texas, 04/09/93                              Center
       Tax #76-0398334                           Utah, 01/11/95
        (See page 12)                          Tax #87-0534011
                                                 (See page 13)
                                                    Assets Sold 10/8/99

                                               CareServices of America, Inc.
                                                    Delaware, 3/15/95
                                                    Tax #76-0469830

                  Brookside Health Group, Inc.                             Select Health Systems, Inc.
                        Virginia, 3/16/94                                         Utah, 01/25/93
                       Tax #54-1693416                                           Tax #87-0504383

 CareServices of Newport News,
             Inc.                                                                            Select Home Care, Inc.
   d/b/a Brookside Health Care                                                                    Utah, 01/25/93
       Virginia, 05/12/86                                                                        Tax #87-0504384
        Tax #54-1609741

CareServices of Williamsburg, Inc.                                                         Select Home Health & Services,
  d/b/a Brookside Personal Care                                                                       Inc.
       Virginia, 12/20/90                                                                         Utah, 01/25/93
        Tax #62-1465610                                                                          Tax #87-0504385

                                            Paracelsus Healthcare Holdings, Inc.
                                                   Delaware, 12/19/86
                                                    Tax #58-1628020

         PHC-JVH, Inc.
   f/k/a PHC-Jordan Valley, Inc.
    d/b/a Jordan Valley Hospital                                            Paracelsus of Virginia, Inc.
         Utah, 12/05/95                                                         Virginia, 12/21/83
        Tax #76-0486792                                                         Tax #54-1266867

                  Assets Sold 10/8/99

Psychiatric Healthcare Corporation of
           Louisiana                                                                            Richmond Management Services
 d/b/a Crossroads Regional Hospital                 Richmond Medical Ventures, Inc.                  Organization, LLC
       Delaware, 01/22/93                                  Virginia, 09/08/95                        Virginia, 07/11/96
        Tax #72-1229226                                    Tax #54-1774839                            Tax #54-1831530
                                                                                                           25%

                  Assets Sold 4/24/97

Psychiatric Healthcare Corporation of
            Missouri                                                                             Metropolitan Hospital, L.P.
  d/b/a Lakeland Regional Hospital                           MC Plus, Inc.                      d/b/a Capitol Medical Center
       Delaware, 10/27/89                                 Virginia, 05/09/95                         Virginia, 03/05/87
        Tax #62-1409851                                    Tax #54-1762084                            Tax #54-1266870
                                                                                                           88.3%

                  Assets Sold 4/24/97

Psychiatric Healthcare Corporation of
             Texas                                                                               Metropolitan Medical Office
         Texas, 01/22/93                             Quality Home Health Care, Inc.                   Association, LLC
         Tax #75-2462080                           d/b/a Brookside Home Health Care                   Virginia 9/29/94
                                                           Virginia, 11/05/87                         Tax: 54-1737995
                                                           Tax #54-1436223
                                                                                                          9.09%

                  Assets Sold 1/27/95

                                                                            Metropolitan Medical Office
                                                                              Building Partnership
                                                                                 Virginia 5/12/95
                                                                                 Tax: 54-1198097

                                                                                   27.2727%

                                  PHC-SLC, Inc.
                         f/k/a PHC Salt Lake City, Inc.
                    d/b/a Salt Lake Regional Medical Center
                                 Utah, 01/11/95
                                 Tax #87-0534011

                                         Assets Sold 10/8/99

                                  PHC-COU, Inc.
                                      f/k/a
                             CliniCare of Utah, Inc.
                                 Utah, 08/28/96
                                 Tax #87-0564016

                                         Assets Sold 10/8/99

                                    EXHIBIT D

                                   EXHIBIT "D"


                      CHART OF MISCELLANEOUS SECURED CLAIMS


         Southwest Bank of Texas, N.A.                 $850,000.00

                                   EXHIBIT E

                                  EXHIBIT "E"

                      SCHEDULE OF EXECUTORY CONTRACTS AND
                         UNEXPIRED LEASES TO BE ASSUMED



----------------------------------------------------------    -----------------------------------------------------------------
Name and Mailing Address, Including Zip Code,
of Other Parties to Lease or Contract                         Description of Contract or Lease and Nature of Debtor's Interest.
----------------------------------------------------------    -----------------------------------------------------------------

A. Miller Investment Advisors, Inc.                           Investment Advisory Agreement dated 3/1/98
6500 Chase Tower
600 Travis Street
Houston, TX 77002

Abaoag, Carmelo                                               Stay-On Bonus Agreement dated 3/3/2000
Paracelsus Healthcare Corporation
515 W. Greens Road, Suite 500
Houston, TX 77067

Abbott Laboratories                                           Group Purchasing Master Contract dated 3/19/98
Abbott Laboratories Hosp. Products Div.
Contract Marketing/Administration
200 Abbott Park Road
Abbott Park, IL 60064

Abbott Laboratories                                           EDDS Group Contract dated 3/19/98
Abbott Laboratories Hosp. Product Div.
Contract Marketing/Administration
200 Abbott Park Road
Abbott Park, IL 60064

American Alliance Insurance                                   American Alliance Insurance D&O Policy No. TDX 2534195
Great American Insurance Co.
Administrative Offices
580 Walnut Street
Cincinnati, OH 45202

American Appraisal Associates                                 Appraisal Agreement dated 1/20/00
Attn: Bradford Jealous, Jr.
24950 Spring Ridge Drive
Spring, TX 77386

Anacomp, Inc.                                                 Master Agreement for Data Imaging Services dated 9/30/99
12365 Crosthwaite Circle
Poway, CA 92064

Bank of New York                                              Indenture dated 8/16/96 btwn. PHC
Corporate Trust Division                                      & Bank of New York as Trustee
Financial Center
505 North 20th Street, Suite 750
Birmingham, AL 35203

Broadlane, Inc.                                               Exclusivity Agreement dated 3/24/2000
Attn:  Steve Pfeil
13737 Noel Road, Suite 100
Dallas, TX 75240

BSMG Worldwide                                                Service Agreement with BSMG
c/o Nebb, Edward A., Principal
640 Fifth Avenue
New York, NY 10019-6102

----------------------------------------------------------    -----------------------------------------------------------------
Name and Mailing Address, Including Zip Code,
of Other Parties to Lease or Contract                         Description of Contract or Lease and Nature of Debtor's Interest.
----------------------------------------------------------    -----------------------------------------------------------------

Business Software, Inc.                                       Support Agreement
155 Technology Parkway
Suite 100
Norcross, GA 30092

ChaseMellon Shareholder Services, L.L.C.                      ChaseMellon Exchange Agency Agreement dated 8/16/96
Four Station Square
3rd Floor
Pittsburgh, PA 15219

ChaseMellon Shareholder Services, L.L.C.                      Transfer Agent Agreement dated 8/16/96
Four Station Square
3rd Floor
Pittsburgh, PA 15219

ChaseMellon Shareholder Services, L.L.C.                      Shareholder Protection Rights Agreement
Four Station Square
3rd Floor
Pittsburgh, PA 15219

Chivaroli & Associates Insurance Servs.                       Claims Administration Service Agreement dated 10/1/99
200 N. Westlake Blvd.
Suite 101
Westlake Village, CA 91362

CT Corporation System/                                        License Agreement dated 2/29/96
CCH Legal Information Services, Inc.
1633 Broadway
New York, NY 10019

Comdisco, Inc.                                                Master Agreement dated 1/4/99
6111 North River Road
Rosemont, IL 60018

Competitive Health Plan, Inc.                                 Preferred Hospital Agreement
Contracts Administrator
9900 Main Street, Suite 304
Fairfax, VA 22031

Compulab Healthcare Systems Corporation                       Agreement dated 4/30/98
2755 E. Oakland Park Blvd.
Fort Lauderdale, FL 33306

CorVel Corporation                                            Hospital Agreement
Liz Minch, National Director
2261 Brookhollow Plaza, Ste. 303
Arlington, TX 76006

Credit Bureau Collection Services, Inc.                       Agreement for Collection Service dated 3/23/00
250 East Town Street
Columbus, OH 43215

----------------------------------------------------------    -----------------------------------------------------------------
Name and Mailing Address, Including Zip Code,
of Other Parties to Lease or Contract                         Description of Contract or Lease and Nature of Debtor's Interest.
----------------------------------------------------------    -----------------------------------------------------------------

Datavox, Inc.                                                 Maintenance Agreement
Datavox Business Communications
8300 Memorial, Third Floor
Houston, TX 77007

D-MED Corporation                                             Agreement for Corporate Accounts
5520 W. Plano Parkway                                         Receivable Support dated 5/3/00
Suite 200
Plano, TX 75093

FDR Services Corporation (Tartan)                             Agreement dated 7/1/97
44 Newmans Court
Hempstead, NY 11550

Fontenot, Terry                                               Stay-On Bonus Agreement dated 3/3/2000
The Medical Center of Mesquite
1011 North Galloway
Mesquite, TX 75149

Formcraft Inc.                                                Service Agreement dated 2/24/99
10401 Stella Link Road
Houston, TX 77025

Frankovich, Deborah H.                                        Stay-On Bonus Agreement dated 3/3/2000
Paracelsus Healthcare Corp.
515 W. Greens Road, Suite 500
Houston, TX 77067

Frost-Arnett Company                                          Collections Agreement dated 5/28/97
1420 West Mockingbird Lane
Suite 420
Dallas, TX 75247

Gandy, Peter                                                  Stay-On Bonus Agreement dated 8/18/2000
Santa Rosa Medical Center
1450 Berryhill Road
Milton, FL 32570

General Electric Company                                      Strategic Alliance Agreement
GE Medical Systems Division
1425 Greenway Drive, Suite 150
Irving, TX 75038

Gideon, Daniel                                                Stay-On Bonus Agreement dated 8/18/2000
Westwood Medical Center
4214 Andrews Highway
Midland, TX 79703

Global Medical Management, Inc.                               Hospital Service Agreement
Martin B. Smith, Jr., President
7901 Southwest 36th Street, Suite 100
Davie, FL 33328

Haddox, Melissa                                               Stay-On Bonus Agreement dated 3/3/2000
Paracelsus Healthcare Corporation
515 W. Greens Road, Suite 500
Houston, TX 77067

----------------------------------------------------------    -----------------------------------------------------------------
Name and Mailing Address, Including Zip Code,
of Other Parties to Lease or Contract                         Description of Contract or Lease and Nature of Debtor's Interest.
----------------------------------------------------------    -----------------------------------------------------------------

HCC Benefits Corporation                                      Aggregate and/or Individual Excess Loss Insurance Policy number
275 Twon Park Drive, Suite 200                                A/C5000001008 (term of policy is 1/1/00-12/31/00)
Kennesaw, GA 30144-5509

Health Payors Organization, Ltd.                              Preferred Hospital Agreement
Contracts Administrator
500 Lena Drive
Aurora, OH 44202

Health Risk Management                                        Hospital Participation Agreement
7900 West 78th St.
Attn: Jackie Wessel
Minneapolis, MN 55439

Healthcare Financial Advisors, Inc.                           Contingency Fee Engagement Agreement
Certus Corporation                                            for the Resolution of Prior Year Medicare Appeals
10350 Santa Monica Blvd.
Suite 200
Los Angeles, CA 90025

Healthcare Servs. Division of Keane, Inc                      General Agreement dated 4/13/98
10 City Square
Boston, MA 02129

Helmsman Management Services, Inc.                            Risk Management Consulting Services proposal date 9/7/00 - Policy
Customer Accounting Services                                  #'s WP8-66B - 004031-093 and 094, WP8-56B-004031-173 and -174
P.O. Box 1525
Dover, NH 03821-1525

Humphrey, Lawrence A.                                         Stay-On Bonus Agreement dated 3/3/2000
Paracelsus Healthcare Corp.
515 W. Greens Road, Suite 500
Houston, TX 77067

IMRglobal - Orion Consulting                                  Consulting Agreement
1301 East 9th Street
Suite 3000
Cleveland, OH 44114

Innovative Managed Care Systems, Inc.                         MaCS Performance & Workbench Service Agreement
14135 Midway Road                                             dated 6/24/99
Suite 250
Addison, TX 75001-3632

Integrated Healthcare Servs. of America                       User Agreement
P.O. Box 8461
Coral Springs, FL 33075

Iron Mountain f/k/a                                           Archival Services and Storage Order
Pierce Leahy Archives
P.O. Box 65017
Charlotte, NC 28265-0017

----------------------------------------------------------    -----------------------------------------------------------------
Name and Mailing Address, Including Zip Code,
of Other Parties to Lease or Contract                         Description of Contract or Lease and Nature of Debtor's Interest.
----------------------------------------------------------    -----------------------------------------------------------------

Kauffman, Lou                                                 Stay-On Bonus Agreement dated 3/3/2000
Dakota Heartland Health System
1711 University Dr. South
P.O. Box 6014
Fargo, ND 58108-6014

Kestrel Records Management                                    Storage and Service Agreement
P.O. Box 200736
Houston, TX 77216-0736

Kimberly-Clark Corporation,                                   Corporate Agreement btwn. Paracelsus Corporation
together with subsidiary, Tecnol, Inc.                        and Kimberly-Clark Corporation dated 9/13/99, as amended
1400 Holcomb Bridge Road
Roswell, GA 30076

Kronos Incorporated                                           Installation Agreement/License Agreement/Maintenance Agreement
4830 W. Kennedy Blvd.
Suite 950
Tampa, FL 33609

Lanier Worldwide, Inc.                                        General Maintenance Agreement/On-Line Contract,
2300 Parklane Drive, N.E.                                     nos. 2846338, 2846339, 2846340, & 2846364
Atlanta, GA 30345-2979

Lawson Associates, Inc.                                       Lawson Software Non-Exclusive License Agreement/
dba Lawson Software                                           Agreement for Services Fees
1300 Godward Street
Minneapolis, MN 55413

Liberty Mutual                                                Third-party administrative agreement on workers' compensation -
Three Riverway                                                Policy #'s WA1-66D-004031 - 081, 082, 083, 084, 085, 086, 087, 088
Suite 1300
Houston, TX 77056

Logan, Scott                                                  Stay-On Bonus Agreement dated 3/3/2000
Paracelsus Healthcare Corp.
515 W. Greens Road, Suite 500
Houston, TX 77067

McAndrews, Michael                                            Stay-On Bonus Agreement dated 8/18/2000
Lancaster Community Hospital
43830 North 10th St., W.
Lancaster, CA 93534

McKay Consulting                                              Medicare Cost Report Review Agreement dated 5/14/99.
Attn: Michael K. McKay
900 Pierremont, Suite 221
Shreveport, LA 71106

Med Data Systems, Inc.                                        Software License Agreement
fka Quadramed/MedManagement
110 Escondido Avenue
Suite 203
Vista, CA 92084

----------------------------------------------------------    -----------------------------------------------------------------
Name and Mailing Address, Including Zip Code,
of Other Parties to Lease or Contract                         Description of Contract or Lease and Nature of Debtor's Interest.
----------------------------------------------------------    -----------------------------------------------------------------

Medline Industries, Inc.                                      Medline Corporate Agreement dated 10/18/96
One Medline Place
Mundelein, IL 60060

Minnesota Mining & Manufacturing Co.                          National Software License Discount Agreement
3401 Greenbriar Lane
Plano, TX 75074

Mitchell, Tod                                                 Stay-On Bonus Agreement dated 3/3/2000
Paracelsus Healthcare Corporation
515 W. Greens Road, Suite 500
Houston, TX 77067

Morgan-Walke Associates, Inc.                                 Letter of Agreement
Attn:  Jennifer Angel
380 Lexington Ave.
51st Floor
New York, NY 10168-5199

MultiPlan, Inc.                                               PPO Participating Facility Agreement
115 Fifth Avenue
New York, NY 10003-1004

National Hotline Services, Inc.                               Hotline Agreement dated 9/17/98
112 S. West STreet
Alexandria, VA 22314

National Union Fire Insurance                                 National Union Fire Insurance D&O Policy No. 485-67-78
c/o Chivaroli & Associates, Inc.
200 North Westlake Blvd., Suite 101
Westlake Village, CA 91362

Nations Health Plan, Inc.                                     Select Provider Network Agreement - Hospital
Barbara S. Mulligan, Director Provider
  Relations
One Bank Street, Third Floor
Gaithersburg, MD 20878

Pacific Health Alliance, Inc.                                 Hospital Services Agreement
Payor/Provider Relations
c/o Pacific Health Alliance
1350 Bayshore Highway, #560
Burlingame, CA 94010

Paracelsus Healthcare Corp.                                   Paracelsus Healthcare Corporation 2000 Annual Incentive Plan
515 W. Greens Road, Suite 500
Houston, TX 77067

Porter, Steve                                                 Stay-On Bonus Agreement dated 3/3/2000
Paracelsus Healthcare Corporation
515 W. Greens Road, Suite 500
Houston, TX 77067

Retirement Horizons, Inc.                                     401(k) Record Keeping Agreement dated 12/16/97
Attn: Mickey McDaniel
4800 Research Forest, 2A
The Woodlands, TX 77381

Safeco Insurance Companies                                    Safeco Insurance D&O Policy No. CM7570520
P.O. Box 5687
Denver, CO 80217

----------------------------------------------------------    -----------------------------------------------------------------
Name and Mailing Address, Including Zip Code,
of Other Parties to Lease or Contract                         Description of Contract or Lease and Nature of Debtor's Interest.
----------------------------------------------------------    -----------------------------------------------------------------

Security Trust Company                                        Trust Agreement dated 1/20/2000
Attn: Christy van Gilder
2390 E. Camelback Road, Suite 240
Phoenix, AZ 85016

Skytel                                                        Paging services
P.O. Box 740577
Atlanta, GA 30374-0577

Smith, Robert L.                                              Paracelsus Healthcare Corporation Employment Agreement
Paracelsus Healthcare Corporation                             with Robert L. Smith dated 3/21/2000
515 W. Greens Road, Suite 500
Houston, TX 77057

Sprint Communications Company L.P.                            Sales Agreement dated 6/29/00
3200 Southwest Fwy #900
Attn: Jamie Tran
Houston, TX 77007

Starling, Rob                                                 Stay-On Bonus Agreement dated 3/3/2000
Paracelsus Healthcare Corp.
515 W. Greens Road, Suite 500
Houston, TX 77067

Sterling Diagnostic Imaging, Inc. (Agfa)                      Contract DXR1141 dated 2/1/97
1299 Newell Hill Place
Suite 203
Walnut Creek, CA 94596

The Canada Life Assurance Company                             Group Life Policy Number G. 85892
Attn: Group Administration
P.O. Box 105477
Atlanta, GA 30348-5477

Timms, Greg                                                   Stay-On Bonus Agreement dated 3/3/2000
Paracelsus Healthcare Corporation
515 W. Greens Road, Suite 500
Houston, TX 77067

Tower Life Insurance Company                                  Administrative Services Agreement for
310 S. St. Mary's Street                                      Paracelsus Healthcare Corporation dated 5/1/98
Suite 400
San Antonio, TX 78205

Travelers Indemnity Company of Conn.                          Travelers Indemnity Company of Connecticut Business Auto Policy
One Tower Square                                              No. TE-CAP-152D4703-TCT-00
Hartford, CT 06183

Travelers Indemnity Company of Illinois                       Travelers Indemnity Company of Illinois
FMD Atlantic #44                                              Excess Liability Policy No. TFSJ-EX-152D491-2-TIL-00
P.O. Box 91287
Chicago, IL 60693-1287

----------------------------------------------------------    -----------------------------------------------------------------
Name and Mailing Address, Including Zip Code,
of Other Parties to Lease or Contract                         Description of Contract or Lease and Nature of Debtor's Interest.
----------------------------------------------------------    -----------------------------------------------------------------

Travelers Property Casualty                                   Travelers Property Casualty Workers Compensation
One Tower Square                                              and Employers Liability Policy No. TC2J-UB-1520468-4-00
Hartford, CT 06183

Travelers Property Casualty                                   Travelers Property Casualty Building Policy
One Tower Square                                              No. TJ-CAP-152D4696-TIL-00
Hartford, CT 06183

UNUM Life Insurance Company of America                        UNUM Group LTD Policy No. 383516
Attn: Barbara A. Brennan, Acct. Manager
11011 Richmond Avenue
Suite 700
Houston, TX 77042

UNUM Life Insurance Company                                   Lifestyle LTD Group Policy No. 292919
11011 Richmond Avenue
Houston, TX 77042

Uribie, Frank                                                 Stay-On Bonus Agreement dated 3/3/2000
Paracelsus Healthcare Corp.
515 W. Greens Road, Suite 500
Houston, TX 77067

U.S. Counseling Services, Inc.                                LIFECYCLE Equipment Technology Management Agreement
P.O. Box 3036
Milwaukee, WI 53201-3036

UUNET Technologies, Inc.                                      Service Agreement
3860 Williams Drive
Fairfax, VA 22031

WorldCom Technologies, Inc.                                   WorldCom Intelenet Service Agreement
WorldCom Sales Contracts Administration
515 East Amite, 4th Floor
Jackson, MS 39201

ZA Consulting                                                 Consulting Agreement
P.O. Box 528
Jenkintown, PA 19046-0528

                                   EXHIBIT F

This is the Rider to Exhibit "F" to the Paracelsus Disclosure which is a list of the contracts to be rejected:

Counter Party                                                 Name of Contract or Unexpired Lease
-------------                                                 -----------------------------------
Chase Securities, Inc.                                        Services Agreement dated 12/15/99
270 Park Avenue
New York, NY 10017

Danka Financial Service                                       Lease Agreement
Danka, Inc.
2208 Welsch Industrial Ct.
Saint Louis, MO 63146

Data Assurance Corporation                                    Agreement for Disaster Backup Facility
12503 E. Euclid Drive
Suite 250
Englewood, CO 80111

Independent National Mortgage Corp.                           Sublease
155 North Lake Avenue
Pasadena, CA 91101

Krukemeyer, Dr. Manfred George                                License Agreement dated 1996
Herrn  -  Schloss Huffe
Schlosstrasse 5
32361 Preussisch Oldendorf
Germany,

Newcourt Financial, Inc.                                      Equipment Lease dated 6/27/96
c/o Bryan Donnelly
2001 6th Ave., Suite 2200
Seattle, WA 98121

Paracelsus Healthcare Corporation                             The Restated Paracelsus Healthcare Corporation Supplemental Executive
515 W. Greens Road, Suite 500                                 Retirement Plan
Houston, TX 77067

Safety Centered Solutions f/k/a                               Master Service Agreement
Management Prescriptives, Inc.
7650 W. Courtney Campbell Causeway
Suite 400
Tampa, FL 33607

Spieker Properties, L.P.                                      Century Square Ltd. Office Lease dated 7/9/84
155 North Lake Avenue
Pasadena, CA 91101

Spieker Properties, LP
19600 Fairchild Road, Suite 285
Irvine, CA 92612

Sunquest Information Systems, Inc.                            System Acquisition Agreement dated 12/31/92 System Maintenance
4801 East Broadway                                            Agreement dated 8/2/99
Tucson, AZ 85711-3610

                                    EXHIBIT G

                                   EXHIBIT "G"

                   PROJECTED CONSOLIDATED FINANCIAL STATEMENTS

EFFECTIVE DATE

         The projections assume an Effective Date as of the end of business on October 31, 2000.

OPERATING RESULTS PRIOR TO THE EFFECTIVE DATE

         Projection from January 1, 2000 through October 31, 2000 reflects management's estimates of net revenue and expenses and has not taken into account the financial impact, if any, associated with business disruptions and increased costs related to implementation of the Plan. The operating results presented do not include historical or projected nonrecurring or extraordinary items such as expenses related to the Plan, cancellation of debt income or corporate restructuring charges. Additionally, the projection includes certain pro forma adjustments to overhead and other non-operating expenses to reflect management's estimates of the corporate infrastructure required to efficiently manage the consolidated operations of the Reorganized Debtor on a go forward basis.

FRESH START ACCOUNTING

         The projections have been prepared using the basic principals of Fresh-Start Reporting for periods after October 31, 2000. Under Fresh-Start Reporting, the Reorganized Debtor's reorganization value will be determined at the Effective Date with such value allocated to the Reorganized Debtor's assets and liabilities based on estimated fair market values. The projections assume that the fair market value of the Reorganized Debtor's property, equipment and other identifiable assets will exceed the reorganization value of the Reorganized Debtor; therefore, the projections reflect a reduction in the historical book basis of the Debtor's consolidated assets. Such allocation is subject to future revision pending receipt of independent third party appraisals and other documentation.

REORGANIZATION VALUE

         The reorganization value of the Reorganized Debtor is estimated to range from $313.0 million to $333.8 million. The projections reflect the lower end of the range, or $313.0 million. The range of values was determined using
(i) comparable multiples of enterprise value to cash flow for the Debtor's peers and (ii) discounted cash flow analysis based on the Debtor's projected unlevered, after-tax cash flows using discount rate that approximates the Debtor's estimated weighted average cost of capital.

GENERAL ECONOMIC CONDITIONS

         The projections reflect certain assumptions regarding the impact of a new competing hospital in the Reorganized Debtor's Fargo, North Dakota market, which is expected to open in the fourth quarter of 2000. With the exception of this market, the projections were prepared assuming that economic conditions in the markets served by the Reorganized Debtor will not differ significantly from those presently being experienced.

NET REVENUE

         The projections are based on the operations of the Debtor's current portfolio of ten hospitals and related health care operations. No acquisitions, dispositions or closures are assumed. Projected net revenue reflects the impact of (i) rate increases for Medicare, managed care and certain other payors, (ii) certain operational initiatives and (iii) capital expenditures, including the construction of a replacement facility in the Company's Lancaster, California market. The projections assume the new Lancaster facility will commence operations in the third quarter of 2003, as previously discussed. The projections also reflect the estimated impact of the opening of a competing hospital in the Debtor's Fargo, North Dakota market with consolidated net revenue projected to decrease by 3.4% in 2001 as compared to estimated 2000. Subsequently, net revenue is projected to increase by 3.6%, 3.7%, 3.1% and 2.1% in years 2002 through 2005, respectively, due largely to increases in volume, acuity, prices and services.

OPERATING EXPENSES

         Operating expenses are comprised of salaries and benefits, provision for bad debts and other operating expenses. Due to the expected opening of a competing facility in the Fargo, North Dakota market, operating expenses are projected to decline by 4.5% in 2001 as compared to estimated 2000 with such decline due to a combination of cost control measures and reduced variable costs associated with the decline in patient volumes. Operating expenses are projected to increase 1.9%, 2.1%, 1.8% and 1.3% in years 2001 through 2005, respectively, due primarily to increases in volume and inflation.

INCOME TAXES

         The projected income tax provision is based on an effective federal and state rate of 39%. The projections assume that the Reorganized Debtor will generate sufficient income to utilize the benefit of its net operating loss carryforwards, subject to annual limitations under Section 382 of the tax code.

EBITDA

         EBITDA is defined for the purpose of these projections as earnings before interest, taxes, depreciation, amortization, extraordinary charges, restructuring costs, reorganization cost and unusual charges. EBITDA is a widely used measure of internally generated cash flow and is frequently used in evaluating a company's performance. EBITDA is not an acceptable measure of liquidity, cash flow or operating income under generally accepted accounting principles and may not be comparable to similarly titled measures of other companies.

CAPITAL EXPENDITURES

         Capital expenditures consist of investments in revenue producing and replacement equipment, expansion of services, hospital renovations, new technology and in 2002 and 2003, the construction of a new facility in Lancaster, California. Management believes that the timely execution of its capital expenditure plan is necessary to achieve the results of operations contained in these projections. The projections assume a level of capital expenditures which are consistent with management's business plan and can be supported by the forecasted capital structure and operating results of the Reorganized Debtor.

WORKING CAPITAL

         Components of working capital are projected on the basis of historic patterns applied to projected levels of operation. The Debtor has a tax refund due from the IRS for approximately $5.0 million that should be received in 2001 following the completion of the audit of the Debtor's 1996 tax return

PROPERTY AND EQUIPMENT

         The projections assume a $47.3 million write down of property and equipment due to the application of Fresh-Start Reporting. Depreciation expense was reduced by $2.4 million per year based on an assumed life of 16 years. The write down of property and equipment and the resulting impact on depreciation expense is subject to future revision pending final determination of the reorganization value of the Reorganized Debtor as of the Effective Date and receipt of independent third party appraisals of the Reorganized Debtor's property and equipment and other assets.

DEBT

         Assumes the CIT/Heller Secured Credit Facility will remain in effect through its current term, which ends in May 2003. It is also assumed that the Debtor will be able to utilize the total borrowing capacity available under the facility, which is currently $62.0 million less outstanding letters of credit. The CIT/Heller Secured Credit Facility is assumed replaced or amended in 2003 for a four year term.

         Assumes the 11.5% Senior Notes will be refinanced with an equivalent security in 2005.

GOODWILL AND OTHER INTANGIBLE ASSETS

         Predecessor company goodwill and other intangible assets of approximately $92.0 million are assumed written off as a result of the application of Fresh-Start Reporting, resulting in an annual reduction of amortization expense of $10.4 million. The write down of goodwill and other intangible assets is subject to future revision pending final determination of the Reorganized Debtor's reorganization value as of the Effective Date

                        PARACELSUS HEALTHCARE CORPORATION
           PROJECTED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                         FISCAL YEARS 2000 THROUGH 2005
                                 ($ IN MILLIONS)

                                                                 PRO FORMA
                                      PRO FORMA     PRO FORMA    COMBINED
                                      10 MONTHS      2 MONTHS    12 MONTHS
                                        ENDING        ENDING      ENDING                     YEAR ENDED DECEMBER 31,
                                       OCT. 31,      DEC. 31,     DEC. 31,    -----------------------------------------------------
                                       2000(a)         2000        2000       2001        2002        2003       2004       2005
                                      ---------     ---------    ---------    -------     -------     -------    -------    -------
Net revenue                            $ 306.1       $  58.9       $ 365.0    $ 352.5     $ 365.0     $ 378.3    $ 390.1    $ 398.2

Salaries & benefits                      127.8          25.6         153.4      152.2       154.8       158.2      161.2      163.1
Other operating expenses                 113.7          21.5         135.2      124.2       126.4       128.7      130.6      132.4
Provision for bad debts                   26.7           4.1          30.8       30.4        31.5        32.4       33.2       33.7
Depreciation & amortization               26.5           3.4          29.9       22.4        24.9        25.6       27.0       30.9
Interest                                  26.5           6.2          32.7       17.5        17.6        19.6       18.5       15.7
                                       -------       -------       -------    -------     -------     -------    -------    -------
                                         321.2          60.8         382.0      346.7       355.2       364.5      370.5      375.8
                                       -------       -------       -------    -------     -------     -------    -------    -------

Income (loss) before income taxes        (15.1)         (1.9)        (17.0)       5.8         9.8        13.8       19.6       22.4
Provision (benefit) for income taxes       0.0          (0.2)         (0.2)       2.3         3.8         5.4        7.7        8.8
                                       -------       -------       -------    -------     -------     -------    -------    -------

Net income (loss)                      $ (15.1)      $  (1.7)      $ (16.8)   $   3.5     $   6.0     $   8.4    $  11.9    $  13.6
                                       =======       =======       =======    =======     =======     =======    =======    =======


----------
(a) Predecessor Company. Assumes an Effective Date as of the end of business on October 31, 2000.

SEE SUMMARY OF SIGNIFICANT ASSUMPTIONS TO THE PROJECTED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                        PARACELSUS HEALTHCARE CORPORATION
           PROJECTED CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                         FISCAL YEARS 2000 THROUGH 2005
                                 ($ IN MILLIONS)

                                                                          PROJECTED YEAR ENDED DECEMBER 31,
                                             OCT. 1,     -------------------------------------------------------------------
                                               2000        2000        2001        2002        2003        2004        2005
                                             -------     -------     -------     -------     -------     -------     -------
Assets
Current assets:
  Cash and cash equivalents                  $   7.4     $   4.0     $   4.0     $   4.0     $   4.0     $   4.0     $  15.1
  Restricted cash                                8.8         8.8         8.8         8.8         8.8         8.8         8.8
  Accounts receivable, net                      60.7        59.0        57.2        56.4        58.4        60.2        61.5
  Supplies                                       8.6         9.0         8.4         8.7         9.1         9.3         9.5
  Refundable income taxes                        6.3         6.3         1.3         0.0         0.0         0.0         0.0
  Other current assets                          27.5        17.3        17.4        17.4        17.4        17.5        17.6
                                             -------     -------     -------     -------     -------     -------     -------
    Total current assets                       119.3       104.4        97.1        95.3        97.7        99.8       112.5
                                             -------     -------     -------     -------     -------     -------     -------

Property & equipment, net                      169.4       169.4       174.2       194.5       216.8       207.8       193.1
Other assets                                    26.9        27.5        28.5        24.8        23.6        17.9        19.4
                                             -------     -------     -------     -------     -------     -------     -------
Total Assets                                 $ 315.6     $ 301.3     $ 299.8     $ 314.6     $ 338.1     $ 325.5     $ 325.0
                                             =======     =======     =======     =======     =======     =======     =======

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                           $  26.5     $  25.1     $  25.1     $  25.6     $  26.0     $  26.4     $  26.8
  Accrued liabilities                           19.2        21.7        20.5        20.5        20.5        20.5        20.5
  Current maturities of long term debt           0.6         0.6         0.7         0.5         0.4         0.4         0.3
                                             -------     -------     -------     -------     -------     -------     -------
    Total current liabilities                   46.3        47.4        46.3        46.6        46.9        47.3        47.6
                                             -------     -------     -------     -------     -------     -------     -------

Long-term debt                                 169.5       155.8       151.9       160.4       175.2       150.3       135.9
Other long-term liabilities                     16.1        16.1        16.1        16.1        16.1        16.1        16.1
Shareholders' Equity                            83.7        82.0        85.5        91.5        99.9       111.8       125.4
                                             -------     -------     -------     -------     -------     -------     -------

Total Liabilities & Stockholders' Equity     $ 315.6     $ 301.3     $ 299.8     $ 314.6     $ 338.1     $ 325.5     $ 325.0
                                             =======     =======     =======     =======     =======     =======     =======

SEE SUMMARY OF SIGNIFICANT ASSUMPTIONS TO THE PROJECTED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                        PARACELSUS HEALTHCARE CORPORATION
           PROJECTED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                         FISCAL YEARS 2000 THROUGH 2005
                                 ($ IN MILLIONS)

                                                                             PRO FORMA
                                                       PRO FORMA  PRO FORMA  COMBINED
                                                       10 MONTHS  2 MONTHS   12 MONTHS
                                                         ENDING     ENDING    ENDING         PROJECTED YEAR ENDED DECEMBER 31,
                                                        OCT. 31,   DEC. 31,   DEC. 31,  -------------------------------------------
                                                        2000(a)     2000       2000       2001     2002     2003     2004    2005
                                                       ---------  ---------  ---------  -------   ------   ------   ------   ------
 Net Income (loss)                                      $ (15.1)  $  (1.7)   $ (16.8)   $   3.5   $  6.0   $  8.4   $ 11.9   $ 13.6
  Noncash expenses and changes in
    operating assets and liabilities:
        Depreciation and amortization                      26.5       3.4       29.9       22.4     24.9     25.6     27.0     30.9
        Changes in operating assets and liabilities        (2.0)      4.6        2.6        6.2      2.3     (1.9)    (1.7)    (1.0)
                                                        -------   -------    -------    -------   ------   ------   ------   ------
            Net Cash Provided By Operating Activities       9.4       6.3       15.7       32.1     33.2     32.1     37.2     43.5

 Cash Flows From Investing Activities:
    Proceeds from sale of assets                            0.0       8.0        8.0        3.0      0.0      0.0      0.0      0.0
    Additions to property and equipment                    (9.5)     (3.4)     (12.9)     (29.4)   (44.4)   (47.8)   (17.8)   (12.5)
    Increase in other assets                               (2.6)     (0.6)      (3.2)       0.0      2.9      0.9      5.5     (5.4)
      Net Cash (Used In) Provided By
                                                        -------   -------    -------    -------   ------   ------   ------   ------
         Investing Activities                             (12.1)      4.0       (8.1)     (26.4)   (41.5)   (46.9)   (12.3)   (17.9)

 Cash Flows from Financing Activities:
  Borrowings under revolving credit facility               36.0       0.0       36.0        0.0      0.0      0.0      0.0      0.0
  Repayments under revolving credit facility               (3.0)    (13.6)     (16.6)      (5.0)     8.9     15.2    (24.5)   (14.1)
  Fees related to the plan of reorganization              (11.0)      0.0      (11.0)       0.0      0.0      0.0      0.0      0.0
   Termination of obligations under the
      commercial paper financing program                  (32.0)      0.0      (32.0)       0.0      0.0      0.0      0.0      0.0
  Repayment of debt                                        (0.5)     (0.1)      (0.6)      (0.7)    (0.6)    (0.4)    (0.4)    (0.4)
  Deferred financing costs                                 (2.1)      0.0       (2.1)       0.0      0.0      0.0      0.0      0.0
      Net Cash (Used In) Provided By
                                                        -------   -------    -------    -------   ------   ------   ------   ------
         Financing Activities                             (12.6)    (13.7)     (26.3)      (5.7)     8.3     14.8    (24.9)   (14.5)

 Net Change in Cash and Cash Equivalents                  (15.3)     (3.4)     (18.7)       0.0     (0.0)     0.0      0.0     11.1
 Cash and Cash Equivalents at Beginning of Period          22.7       7.4       22.7        4.0      4.0      4.0      4.0      4.0
                                                        -------   -------    -------    -------   ------   ------   ------   ------

Cash and Cash Equivalents at End of Period              $   7.4   $   4.0    $   4.0    $   4.0   $  4.0   $  4.0   $  4.0   $ 15.1
                                                        =======   =======    =======    =======   ======   ======   ======   ======

----------
(a) Predecessor Company. Assumes an Effective Date as of the end of business on October 31,2000.

SEE SUMMARY OF SIGNIFICANT ASSUMPTIONS TO THE PROJECTED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                                    EXHIBIT H

                                   EXHIBIT "H"


                              LIQUIDATION ANALYSIS

         The liquidation analysis set forth below was based on the unaudited book values of the Debtor's assets on June 30, 2000. Management of the Debtor does not believe that more recent historical information or projected information would vary significantly. However, this analysis is subject to any changes due to the Debtor's continued operation since that date.

         A plan of reorganization cannot be confirmed unless the Bankruptcy Court finds that the plan is in the "best interest" of holders of claims against, and interests in, the debtor subject to such plan. The "best interest" test is satisfied if a plan provides to each dissenting or non-voting member of each impaired class a recovery not less than the recovery such member would receive if all the debtor's assets were sold and the debtor were liquidated in a hypothetical case under chapter 7 of the Bankruptcy Code by a chapter 7 trustee. The Debtor believes that the holders of impaired Claims and Equity Interests will receive not less than they would receive under chapter 7 liquidation.

         The following liquidation analysis of the Debtor is an estimate of the proceeds that may be generated as a result of a hypothetical chapter 7 liquidation of the Debtor's assets commencing on September 30, 2000. The analysis is based upon a number of significant assumptions of the Debtor's assets and is not necessarily indicative of the values that may be realized in an actual liquidation.

         The chapter 7 liquidation period is assumed to average six months following the appointment of a chapter 7 trustee. While some assets may be liquidated in less than six months, other assets may be more difficult to collect or sell, requiring a liquidation period substantially longer than six months, which would allow for the collection of receivables, sale of assets and wind-down of daily operations.

         Underlying the liquidation analysis are a number of estimates and assumptions that are inherently subject to significant economic, competitive and operational uncertainties and contingencies beyond the control of the Debtor or a chapter 7 trustee. Additionally, various liquidation decisions upon which certain assumptions are based are subject to change. Therefore, there can be no assurance that the assumptions and estimates employed in determining the liquidation values of the Debtor's assets will result in an accurate estimate of the proceeds which would be realized were the Debtor to undergo an actual liquidation. The actual amounts of claims could vary significantly from the Debtor's estimate, depending on the claims asserted during the chapter 7 case. This liquidation analysis does not include liabilities that may arise as a result of litigation, certain new tax assessments or other potential claims. No value was assigned to additional proceeds which might result from the sale of certain items with intangible value. Therefore, the actual liquidation value of the Debtor could vary materially from the estimates provided herein.

         Additional information concerning the assumptions underlying the liquidation analysis is as follows:

RESTRICTED CASH

         Restricted cash consists of cash held in a bank account as collateral for a letter of credit that supports an employment agreement and is assumed to be fully recoverable for purposes of satisfying the letter of credit obligation.

PREPAID EXPENSES AND OTHER CURRENT ASSETS

         Prepaid expenses and other current assets primarily consist of accrued interest on seller notes receivable and prepaid insurance. Prepaid expenses and other current assets are assumed to have an estimated liquidation value ranging from 25% to 50%.

REFUNDABLE INCOME TAXES

         Refundable income taxes primarily consist of receivables related to refunds for taxes paid in prior years to the federal and certain state governments and includes accrued interest. The recovery of refundable income taxes and related accrued interest is based on management's estimate of collection, given such factors as offsetting tax claims and the effect of the liquidation on collections.

INVESTMENT IN SUBSIDIARIES

         Investments in subsidiaries represent the Debtor's ownership interest in subsidiaries, including intercompany receivables, that own and operate hospitals and related operations. For such assets, management assessed liquidation values based on estimated proceeds from the disposition of the stock of such investments and assumed that such entities generally would continue as going concerns. Management has assumed that the subsidiaries would be sold inclusive of working capital. Management has also assumed that certain corporate functions (accounting, legal, information systems and etc.) would be needed through the disposition dates of the subsidiaries. Accordingly, such costs were deducted from the estimated proceeds derived from the sale of the subsidiaries' stock.

         These estimated liquidation values could vary dramatically from the amounts which might be achieved in an actual chapter 7 liquidation.

NET DEFERRED COSTS

         Management estimates that net deferred costs, which are principally deferred financing costs, will not be recovered.

GOODWILL AND OTHER ASSETS

         Goodwill and other assets consist primarily of intangible assets and notes receivable from the sale of hospitals. Management estimates that the value of intangibles can not be recovered. Management also estimates that the seller notes have an estimated recoverability of 25% to 50%.

CHAPTER 7 LEGAL AND ADMINISTRATIVE COSTS

         Legal and administrative costs represent the costs of a chapter 7 case related to attorneys, accountants, broker/dealers, appraisers and other professionals retained by the trustee. (Assumes 1.5% of gross liquidation receipts for attorney and accounting/financial advisor fees, 3.0% of gross liquidation receipts for broker and related sales commissions/fees and 0.5% of gross liquidation receipts for all other professional services.) Management's assessment of the nature of these costs was based on the outcomes of similar liquidations. Management assumed that the liquidation would occur over a six-month period and that such expenses and costs would decrease over time.

TRUSTEE FEES

         Trustee fees (based on 3% of gross liquidation receipts after considering legal and administrative costs) are an estimate which management believes would be ultimately allowed by the Bankruptcy Court.

IMPAIRED CLAIMS

         The Park Note and related accrued interest at June 30, 2000 is assumed converted to equity at the filing date. Other long-term liabilities exclude $3.75 million related to the Mississippi judgment which is assumed satisfied with restricted cash.

PARACELSUS HEALTHCARE CORPORATION
ANALYSIS OF LIQUIDATION VALUES AS OF JUNE 30, 2000
PARENT ONLY

                                                                           RECOVERY                                     ESTIMATED
                                                              BOOK        PERCENTAGES         RECOVERY AMOUNTS       PLAN PERCENTAGE
                                                              VALUE       LOW    HIGH        LOW           HIGH         RECOVERY
                                                           -----------  ------  ------   -----------    -----------  ---------------
ASSETS:
  Restricted Cash                                              850,000  100.0%  100.0%       850,000        850,000
  Prepaid Expenses & Other Current Assets                      307,220   25.0%   50.0%        76,805        153,610
  Refundable Income Taxes                                    7,259,008  100.0%  100.0%     7,259,008      7,259,008
  Net Deferred Costs                                         6,141,315    0.0%    0.0%             0              0
  Investment in Subsidiaries and Intercompany Receivables  468,017,687   20.6%   41.6%    96,549,000    194,483,000
  Other Assets                                               2,615,771   25.0%   50.0%       653,943      1,307,886
                                                           -----------  -----   -----    -----------    -----------        -----

    TOTAL ASSETS/ GROSS LIQUIDATION RECEIPTS               485,191,001   21.7%   42.1%   105,388,756    204,053,504            0

EXPENSES ASSOCIATED WITH LIQUIDATION:
  Legal and Administrative Costs (5% of Gross Liquidation Receipts)                        5,269,438     10,202,675
  Trustee Fees (3% of Liquidation Receipts Net of Legal and Administrative Costs)          3,003,580      5,815,525
                                                                                         -----------    -----------        -----
    TOTAL EXPENSES                                                                         8,273,018     16,018,200            0

PRIORITY CLAIMS:
  Restricted Cash per Employment Agreement                                                   850,000        850,000

                                                                                         -----------    -----------        -----
ASSETS AVAILABLE FOR IMPAIRED CLAIMANTS:                                                  96,265,738    187,185,304            0

IMPAIRED CLAIMS:
  Accounts Payable                                          (1,352,453)  20.8%   40.3%      (280,649)      (545,713)        58.3%
  10.0% Senior Subordinated Debt                          (325,000,000)  20.8%   40.3%   (67,441,182)  (131,136,980)        58.3%
  Accumulated Interest on Senior Subordinated Debt         (29,168,750)  20.8%   40.3%    (6,052,846)   (11,769,544)        58.3%
  Other Accrued Expenses                                      (723,733)  20.8%   40.3%      (150,183)      (292,025)        58.3%
  Other Long Term Liabilities                               (3,022,856)  20.8%   40.3%      (627,277)    (1,219,718)        58.3%
  Interco-Other                                           (104,638,144)  20.8%   40.3%   (21,713,600)   (42,221,324)       100.0%
                                                           -----------  -----   -----    -----------    -----------        -----
    TOTAL CLAIMS                                          (463,905,936)  20.8%   40.3%   (96,265,737)  (187,185,304)

NET OF ASSETS LESS CLAIMS:                                                                         0              0            0
                                                                                         ===========    ===========        =====